IRKUT Corporation
68 Leningradsky Prospekt
P.O. Box 88, Moscow, 125315, Russia
Phone: +7 (495) 777 21 01
36 39

ИРКУТ

Website: www.irkut.com
ОКПО 07504910
ОГРН 1023801428111
ИНН 3807002509, КПП 997850001

Scientific Production Corp Irkut

27.11.2006 № 933

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
100 F street, N.E.
Mailstop 3628
Washington, D.C. 20549

SUPPL

Re: Irkut Corporation
Exemption No.: 82-34818

Dear Sir or Madam:

In connection with Irkut Corporation's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find:

1. Annual Report 2005 of Irkut Corporation;
2. Information that were made public pursuant to the laws of the Russian Federation (Since 3rd Q 2005 till 2nd Q 2006);

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-120961 for ordinary shares program which was declared effective by the SEC on December 13, 2004.

Sincerely,

12/18

Corporate Finance Vice-President **Eliseev D.A.**

Irkut Corporation

Information that were made public pursuant to the laws of the Russian Federation (Since 3rd Q 2005 till 2nd Q 2006)

Table of contents

Report of Irkut Corporation

(Irkut Corporation, the Company, the Corporation)

Including information by the end

3rd Q 2005

Year 2005

1st Q 2006

2nd Q 2006

I. Company background

Information of Company's name (name)

Full name:
In Russian: Joint Stock Company "Scientific-Production Corporation "Irkut"
Abbreviated name:
In Russian: JSC "Corporation "Irkut"
In English: Irkut Corporation

The Company name shall not be considered a trade or a service mark.

Information of changes in the name and administrative and legal status of the Company:

Full and abbreviated Company name	Administration and legal status	Reason and date of changes
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by General meeting of shareholders, protocol No. 20 of 6 July 2004. Registration certificate of EGRUL, issued Russian MNS Inspection №17 of Moscow North-East administrative district No. 2047717018831 of 06 August 2004.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 18 of 2 December 2003. Registration certificate of EGRUL, issued by Russian MNS Inspection of Irkutsk Leninsky district of Irkutsk region, No. 2033801435974 of 15 December 2003.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 15 of 27 December 2002. Registration certificate of EGRUL, issued by Russian MNS Inspection of Leninsky district of Irkutsk region, No. 2023841426860 of 30 December 2002.
"Irkutsk aviation industrial association" Joint Stock Company, JSC "IAPO"	Joint Stock Company	Approved by Annual general meeting of shareholders, protocol No. 5 of 8 June 1996. Approved by Registration office of Irkutsk Authorities No. 1177-IRP of 15 June 1996.
"Irkutsk aviation industrial association" "IAPO" JSC, JSC "IAPO"	Joint stock company	Resolution of Head of Administration of Leninsky district of Irkutsk, No. 2062 of 13 October 1992.
State enterprise "Irkutsk aviation industrial association", "IAPO"	State enterprise	MAP Order No. 205 of 21 April 1989.
State enterprise "The 60 years USSR Irkutsk aviation plant", IAZ	State enterprise	Resolution of the Supreme Soviet of the USSR presidium of 14 October 1982.
State enterprise "Irkutsk aviation plant", IAZ	State enterprise	MAP Order No. 211 of 14 May 1975.

Location of the Company and other contact information

Period		Location
Since the date of foundation up to 22 January 2004.		3, Novatorov st., Irkutsk 664020, Russia
Since 22 January 2004 up to the present		Building 1, 13, Novoalexeevskaya st., Moscow 129626, Russia
Phone/fax:		(095) 777-2101 / (095) 777-2101 (ext. 7312)
Email, web-page (pages) in Internet, where information of the Company and emitted and/or being emitted stocks is available		info@irkut.com www.irkut.com
Department of investors relations ***(the Head of the Department –Aleksey Chernushkin)***		
Phone/fax		***(095) 777-2101, extension: 7594, 7217***
Email		chernushkin@irkut.com
Management Department ***(the head of the Department – Valery V. Dashevsky)***		
Phone/fax		***(095) 777-2101, extension: 7254***
Email		mark@irkut.ru

Identification number of taxpayer (INN)

3807002509

Information of state registration of the Company

By Resolution of the Head of Administration of Leninsky district of Irkutsk No. 2062 of 13 October 1992 the "Irkutsk aviation industrial association" Joint Stock Company of open type was established.

State registration certificate of legal entity series IRP-P No. 1177 issued by Registration office of Irkutsk Authority on 13 October 1992.

In accordance with information of legal entity registered in the General State Register before 1 July 2002 indicated in the certificate, the main registration number is: No. 1023801428111.

Date of registration: 19 September 2002.

Name of registration office: MNS Inspection of Russia, Leninsky district of Irkutsk region.

Share capital structure

The amount of the share capital of the Company is 2 636 839 584 roubles. The Share capital of the Company consists of inscribed ordinary non-documentary shares in the quantity of 878 946 528 shares of nominal value 3 (three) roubles per each. The part of ordinary shares in the share capital is – 100 per cent.

On the December 13, 2004 Irkut Corporation received permission from Securities and Exchanges Commission of USA and launched first level ADR program. The depositary is the Bank of New York. According to the program investors may convert up to the 40% of the shares, but according to the Russian legislation they may convert up to the 25% of the shares. Change ratio is 1:30.

The total number of shareholders

On 30.09.2005

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 702.

Including nominee: 10.

On 31.12.2005

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 745.

Including nominee: 11.

On 31.03.2006

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 737.

Including nominee: 12.

On 30.06.2006

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 605.

Including nominee: 9.

Information of shareholders holding not less than 5 per cent of the Authorized capital, or not less than 5 per cent of ordinary stocks of the Company, and information of shareholders of such entities holding not less than 20 per cent of their Authorized capital, or not less than 20 per cent of ordinary stocks.

Full and abbreviated name of enterprise: Closed joint stock commercial bank "Forpost" , JSB "Forpost"
Identification number of taxpayer: *7718084338*
Location: 6, Tverskaya-Yamskaya st., Moscow 125047, Russia
Telephone, fax: 956-1888, 956-1889
E-mail: ***mail@forpostbank.ru***
Licence: General Licence of Central Bank of Russian Federation for banking transaction № 2575
Account type: nominee holder of securities
Amount of the shares, registered on this account: ***355 821 841*** shares

Full and abbreviated name of enterprise: Closed Joint-Stock Company "Depository Clearing Company", JSC "DCC"
Location: bld.4, 14/2, Staraya Basmannaya st., Moscow 105064, Russia
Telephone, fax: ***956-0999, 232-68-04***
E-mail: ***dcc@dcc.ru***
Licence: FSFM licenses of professional participant of securities market to engage in: depository activities No. 177-06236-000100 of 09 October 2002; clearing activities No. 177-06229-000010 of 07 October 2002; issued by the FSFM of Russian Federation.
Account type: nominee holder of securities
Amount of the shares, registered on this account: ***62 583 967*** shares

Full and abbreviated name of enterprise: Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC
Location: 23B, Polikarpova st., Moscow 125284, Russia
The share in the authorized capital of the Company: 13,23%
The share of ordinary stocks of the Company: 13,23%

Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:

Name: Ministry of property relations of the Russian Federation
Identification number of taxpayer: None
Location: Moscow
The share in the authorized capital of the Company shareholder: 100%
The share of ordinary stocks of the Company shareholder: 100%
The share in the authorized capital of the Company: None
The share in the authorized capital of the Company: None

Full and abbreviated name of enterprise: Closed Joint Stock Company "Aerocom", CJSC "Aerocom"
Identification number of taxpayer: 3810017706
Location: 3, Novatorov st., Irkutsk, 664020, Russia
The share in the authorized capital of the Company shareholder: 8,23%
The share of ordinary stocks of the Company shareholder: 8,23%

Shareholders holding not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of the ordinary stocks:

Full and abbreviated name of enterprise: Closed joint stock company "FTK" Company, JSC "FTK" Company
Identification number of taxpayer: 7707044904
Location: Building 1, 6, Tverskaya-Yamskaya st., Moscow 125047, Russia
The share in the authorized capital of the Company shareholder: 9,47%
The share of ordinary stocks of the Company shareholder: 9,47%
The share in the authorized capital of the Company: 20,45
The share in the authorized capital of the Company: 20,45

Full and abbreviated name of enterprise: Not-for-Profit Partnership "The National Depository Center", NDC
Location: 1/13, bld. 4, Sredny Kislovsky Pereulok, 125009 Moscow, Russia
Telephone, fax: 956-2-659, 956-09-38
E-mail: info@ndc.ru
Licence: FCSM licence for Depository activity No.177-03431-000100 (issued on 04.12.2000, permanent), FCSM licence for Clearing activity No.177-03437-000010 (issued on 04.12.2000, permanent)
Account type: nominee holder of securities
Amount of the shares, registered on this account: 90 400 808 shares

Full and abbreviated name of enterprise: Closed Joint Stock Company "ING BANK (Eurasia)", "ING BANK (Eurasia)" (JSC)
Location: 36, Krasnoproletarskaya st., Moscow, 127473, Russia
Telephone, fax: 755-5400, 755-5499
E-mail: mail@ibimos.ru
Licence: FCSM licence for Depository activity No. № 177-03728-000100 (issued on 07.12.2000, permanent)
Account type: nominee holder of securities
Amount of the shares, registered on this account: 168 301 780 shares

Full and abbreviated name of enterprise: Closed joint stock company commercial bank "Citibank", JSC CB "Citibank"
Location: 8-10, Gasheka st. Moscow, 125047, Russia
Telephone, fax: 725-1000, 755-6700
E-mail: mail@ibimos.ru
Licence: FCSM licence for Depository activity No. № 177-03728-000100 (issued on 01.11.2000, permanent)
Account type: nominee holder of securities
Amount of the shares, registered on this account: 58 926 136 shares

Information of share of state or local government bodies in the authorized capital of the Company, and of their exclusive rights ("golden stock"), if any:

The amount of the authorized capital of the Company held by state (federal subjects of the Russian Federation), and by local government bodies: None;

Exclusive right to participate on behalf of the Russian Federation, a subject of the Russian Federation, or a local management body in managing the Company joint stock company ("golden share"), and the duration of the right ("golden share"): there is no exclusive rights.

Limits of participation in the authorized capital of the Company

Clause 12 of Federal law "Of government adjustment of aircraft development" provides the following limits: to establish an aircraft enterprise in Russia involving foreign investments, to elaborate, manufacture, test, repair and/or utilize aircraft machinery, is allowed only if the share of the foreign capital is less than twenty-five percent of the authorized capital, and the management bodies of such enterprise consist of only Russian residents.

There are no more limits of participation in the authorized capital of the Company.

Changes in complement and share of stocks of shareholders who holds not less than 5 per cent of the authorized capital of the Company, or not less than 5 per cent of its ordinary stocks

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***03.05.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,88%	11,88%
Closed joint stock company "ODITERS", "ODITERS" CJSC	9,38%	9,38%
Closed joint stock company "ORNATUS", "ORNATUS" CJSC	6,57%	6,57%
Limited liability Company "EADS"	10,00%	10,00%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***28.04.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,88%	11,88%
Closed joint stock company "ORNATUS", "ORNATUS" CJSC	11,68%	11,68%
Limited liability Company "EADS"	10,00%	10,00%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***15.03.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Closed joint stock company "ORNATUS", "ORNATUS" CJSC	12,30%	12,30%
Limited liability Company "EADS"	10,00%	10,00%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***18.08.2005***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	9,16%	9,16%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23%	13,23%
Closed joint stock company "ODITERS", "ODITERS" CJSC	9,38%	9,38%
Closed joint stock company "ORNATUS", "ORNATUS" CJSC	12,20%	12,20%
MDM Investment Ltd.	7,52%	7,52%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	22,76%	22,76%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***26.06.2005***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	9,16	9,16
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23	13,23
Closed joint stock company "ODITERS", "ODITERS" CJSC	9,38	9,38
Closed joint stock company "ORNATUS", "ORNATUS" CJSC	13,66	13,66
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	22,53	22,53

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***11.05.2004***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	14,7%	14,7%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***02.12.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder,

person	shareholder, %	%
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	14,7%	14,7%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***04.04.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
United State enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***04.04.2002***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***16.04.2001***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

Changes in the authorized capital amount

Period	2002	2003	2004	2005	2006 (by the end of 2 Q)
Amount and	632 841 500	2 373 155 625	2 373 155 625	2 636 839 584	2 636 839 584

structure of the authorized capital on the date of the beginning of the year	roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	roubles, divided into 791051875 stocks of nominal value 3 roubles each	roubles, divided into 791051875 stocks of nominal value 3 roubles each	roubles, divided into 878 946 528 stocks of nominal value 3 roubles each	roubles, divided into 878 946 528 stocks of nominal value 3 roubles each
Name of management body decided to change the amount of the authorized capital	General meeting of shareholders	General meeting of shareholders		General meeting of shareholders	
The date of making and No. of Protocol of meeting (conference) of the management body decided to change the amount of the authorized capital	Minute No. 2 of 01.08.2002	Minute No. 18 of 02.12.2003		Minute No.18 of 02.12.2003	
The amount of the authorized capital after each change	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 3 roubles each	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878946528 stocks of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878946528 stocks of nominal value 3 roubles each	2 934 394 836 roubles, divided into 978 131 612 stocks of nominal value 3 roubles each

Registrar of the Company (since October 6, 2006)

Full and abbreviated name	Opened joint stock company «R.O.S.T. Registrar», OJS Company «R.O.S.T. Registrar»
Location	18, Stromynka st., Moscow, Russia, 107996, post office box 9
Licence	Licence for register keeping activity № 10-000-1-00264 Issued: 03.12.2002 Given by: Federal Financial Markets Service
Other information	OJS Company «R.O.S.T. Registrar» provide Irkut Corporation with services concerns register keeping. There are services for registered persons: – Personal account keeping – Rewriting of the shares – Filling in information about operations blocking – Information services Prices are fixed in the Approved price list of the Register. The period of rewriting is 3 days.

The order of registration and transfer of property rights in securities of the Company:

Making changes in the Register including opening new personal accounts is in accordance with requirements by Regulations of keeping the Register of inscribed securities holders of 02.10.97. (Resolution of

FCSM, No. 27).

In accordance with the Regulations of keeping the Register of inscribed securities, the Order of register and transfer of property rights in securities is as follows:

Putting in the Register records of transfer of property rights in securities:

The Registrar is obliged to put in the Register records of transfer of property rights in securities on presenting transfer order by a registered person, who transfers the securities, or a person, to the personal account of whom the securities shall be transferred, or an authorized representative of one of these persons and/or other documents provided by the Rules or the Regulations.

The Registrar has no right to demand of registered person to present other documents, except for those provided by the Rules and the Regulations.

If securities belong to a person on the basis of general share right, a transfer order shall be signed by all the participants of the general share property. If there is no such signatures, a power of attorney shall be presented, which was given by participants of the general share property to a person having signed a transfer order on behalf of them.

When making transactions with securities belonging to young (under-age) people, the order shall be signed by their official representatives: parents, adopters or guardians. Apart from that there shall be a written permit by guardianship and trusteeship bodies, which gives the right to make securities transactions belonging to under-age people.

After such under-age people have reached coming of age the Order shall be signed by the securities holder him/herself. In cases provided by the Russian legislation a written consent by legal representatives of the under-age person having reached fourteen shall be presented, which gives the right to make a transaction as well as a permit by guardianship and trusteeship bodies to give such consent by a legal representative.

Transfer of securities burdened with liabilities is made by a written consent by person in interests of whom the securities were burdened.

The Registrar puts records in the Register, which reflect transfer of property rights in securities, if:

all the documents necessary in accordance with the Rules and Regulations are presented;

all presented documents include all the information provided by the Rules and Regulations;

the quantity of securities indicated in the transfer order or in other document does not exceed the quantity of securities being registered on the personal account of registered person, who transfers the securities;

signatures of a registered person or his representative are checked in accordance with the Rules and Regulations;

person appealed to the Registrar pays for his services or guaranteed to pay for them in accordance with the price-list;

neither operation on the personal account of the registered person transferring securities is blocked.

Refusal to put a record in the Register is not allowed except for cases provided by the Rules and Regulation. In case of refusal to put a record in the Register, the Registrar not later than within five days since the date of presenting an order of putting a record in the Register, sends to the person appealed a notice of refusal to put a record, the reason to do so, and measures to be taken to eliminate causes preventing the procedure of putting a record in the Register.

Check of signature of the registered person on orders given to the Registrar is made by comparison of a signature of the registered person with its sample in the form of registration of this person kept by the Registrar.

If the Registrar does not have a sample of signature, the registered person shall come to him personally or to certify his signature by notary. Registered person has the right to certify authenticity of his/her signature by a stamp, or a signature of an officer of the Company. In such case authenticity of the signature is responsibility of the Company.

Documents necessary to put in the Register a record of transfer of property rights in securities on making a transaction

The Registrar puts in the Register a record of transfer of property rights in securities on making a transaction if the following documents are presented:

a transfer order (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of the document certifying the right of authorized representative (is passed on to the Registrar);

a written consent of share property participants, in case of the right for share property in securities (is passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of succession

The Registrar puts a record of transfer of property rights in securities as a result of succession in case the following documents are presented:

an original or a copy certified by notary of a succession right certificate (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of a document certifying the right of authorized representative (is passed on to the Registrar);

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of a court decision

The Registrar puts a record of transfer of property rights in securities as a result of a court decision in case the following documents are presented:

a copy of the court decision come into force, certified by the court and accompanied by a court order (are passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Iinformation of auditors of the Company

11.1. Auditing financial and economic activities of the Company is in accordance with requirements by the Russian legislation.

Full name of enterprise: "Gorislavtsev & Co. Audit" Closed Joint Stock Company
Abbreviated name of enterprise: "Gorislavtsev & Co. Audit CJSC
Location: 17/2, Bolshaya Nikitskaya St., Moscow 103009, Russia
Postal address: 3A, 1st Khoroshiovsky proezd, Moscow 125284, Russia
Phone/fax: (095) 255-50-53
E-mail: info@gorislavtsev.ru
Auditor license:

License No.: E 003461
Data of issue: 04.03.2003
Expires on: 04.03.2008
Issued by: Ministry of Finance of RF

"Gorislavtsev & Co. Audit" CJSC is to execute independent auditing of accounting and financial (accounting) reporting of the Company in accordance with requirements of the Russian legislation, on the basis of agreements being concluded in the course of 2004, 2005, 2006.

The Auditor of the Company carries out the check of financial and economic activity of the Company according to requirements of the legislation of the Russian Federation on the basis of the contract concluded between Company and Auditor.

On results of audit, the Auditor of the Company makes the conclusion where following information should be included:

Acknowledgement of reliability of the data containing in reports and other financial documents of the Company;

The information on the facts of infringement by the Company established by legal certificates of the Russian Federation of the order of conducting book keeping rules and representation of the financial reporting, and also legal certificates of the Russian Federation at realization by the Company its activity

According to Clause 12 of Federal law "Of auditing" No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditors are independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There is no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

The method of Auditor's electing:

The Board of Directors nominates candidates and amount of payment for Auditor's services. The General shareholders meeting approves Auditor.

The method of Auditor's payment determination:

The Auditor's payments should be based on contract basis. The General shareholders meeting approves limit for Auditor's payments. Total payments should be submit between parties within the limit.

CJSC "Gorislavtsev and C" will make audit of Irkut activity in the Year 2006 in accordance with Agreement.

Deferred payment or delinquent payment for Auditor's services are absent.

Irkut doesn't pose special problems.

Full name of enterprise: "Auditor" limited liability company
Abbreviated name of enterprise: "Auditor" ltd.
Location: 38, Gagarin boulevard, Irkutsk 664000, Russia
Phone: (3952) 34-48-96
Fax: (3952) 34-48-96
Auditor license:
License No.: E 002784
Date of issue: 10.12.2002
Expires on: 10.12.2007
Issued by: Ministry of Finance of RF

The Auditor executes independent auditing of accounting and financial (accounting) reporting in accordance with requirements by the Russian legislation and on the basis of agreements concluded during 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003.

In order to sum up the results of financial and economic activities of the Company, the Auditor of the Company makes a conclusion, which shall include the following information:

- confirmation of authenticity of data represented by reports and other financial documents of the Company;
- information of cases of violation of rules of accounting and financial reporting representation provided by legal acts of the Russian Federation, or violation of legal acts in the course of financial and economic activities by the Company.

Tender for election Auditor is not hold at the moment. Proposing candidates for Auditor of the Company and determining their fees is within the competence of the Board of directors. The Auditor is approved by the General meeting of shareholders.

The Auditor's fees are determined on a contractual basis. The limit for the Auditor's fees shall be approved by the General meeting of shareholders of the Company. The Auditor's fees are determined by the parties within the limit and taking into account the scope of work.

11.2. Auditing of financial and economic activities of the Group (the Company together with its subsidiaries) is in accordance with generally accepted in USA principles of accounting (US GAAP).

Full name of enterprise: «PricewaterhouseCooper's Audit" Closed Joint Stock Company
Abbreviated name enterprise: «PricewaterhouseCooper's Audit" CJSC
Location: 52/5, Kosmodamianskaya nab., Moscow 115054, Russia
Phone: (095) 967-60-00
Fax: (095) 967-60-01
E-mail: anastasia.mikhailova@ru.pwcglobal.com

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2000, 2001.

Full name of enterprise: "KPMG" Closed Joint Stock Company
Abbreviated name of enterprise: "KPMG" CJSC
Location: 11, Gogolevsky boulevard, Moscow 119019, Russia.
Phone: (095) 937-44-77
Fax: (095) 937-44-99
E-mail: kpmgmoscow@kpmg.ru

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2002, 2003.

In order to sum up the results of financial and economic activities of the Group (the Company and its subsidiaries), Auditor of the Company makes a conclusion, which shall include the following information

- confirmation of authenticity of data represented by reports and other financial documents of the Group (the Company and its subsidiaries);
- information of cases of violation by the Group (the Company and its subsidiaries) of generally accepted in USA principles of accounting (US GAAP), or violation of rules of accounting or financial reporting representation.

The election of Auditor is made on the basis of tender among audit companies, participants of "Big four" of KPMG, Ernst&Young, PricewaterhouseCoopers, Deloitte&Touche. Main requirements to auditors: application of methodology of auditing of companies the activities of which are connected with state secret.

The Auditor's fees are determined on the basis of the scope of work as agreed upon by the parties.

Factors, which may influence on independence of the Auditor of the Company, and measures taken by the Company and the Auditor to reduce influence of such factors.

According to Clause 12 of Federal law "Of auditing" No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditors are independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There is no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

Information of the Appraiser of the Company

The Company didn't recruit the Appraiser.

Information on Chief accountant of the Company:

Surname: Smekhov
Name: Sergey
Patronymic: Konstantinovich
Date of birth: 1965
Position: Chief accountant of the Company
Phone: (095) 777-2101
Fax: (095) 777-2101
Place of residence (place of work): Building 1, 13 Novoalexeevskaya St., Moscow 129626, Russia

Information of advisers of the Company

14.1. Financial adviser specialized in securities and rendering services of monitoring of disclosure of information by the Company (Client) in the securities market.

During additional issue process (for additional issue 001D):
Full and abbreviated name of enterprise: "ABK Invest Company' Closed Joint Stock Company, "ABK IC" CJSC
Location: 1, Uritsky pavilion, Pushkin, Saint-Petersburg 196605, Russia
Phone: (812) 230-77-33
Fax: (812) 237-06-50
Web-site in Internet, which is used by financial advisor in order to disclose information of the Company in accordance with requirements of normative acts of FCSM: http://www.avk.ru
Broker license:

License No.: №178-03255-100000
Date of issue: 29.11.2000г.
Expires on: without time limits
Issued by: FCSM

Dealer license:

License No: №178-03343-010000
Date of issue: 29.11.2000г.
Expires on: no time limits

Issued by: FCSM

Services being rendered (having been rendered) by the Financial adviser:

1. Preparation of documents necessary for state registration of additional share issue, including:
   - Preparation of the text of decision of additional shares issue by the Client to be registered at an authorized register office;
   - Preparation of text of Offering circular (Prospectus) to be registered at an authorized register office;
   - Preparation of text of report of results of additional shares issue by the Client to be registered at an authorized register office;
2. Consulting the Client on matters as regards making by its authorized bodies decisions necessary to organize additional share issue in accordance with the Russian legislation (including normative legal acts of FCSM),

disclosing by the Client information in connection with organization of additional shares issue, consideration of decision on additional share issue, Offering circular and a report of results of additional shares issue.

3. Consulting the Client on matters of composing a block of documents necessary for registration of a decision of additional share issue, Offering circular and report of results of additional share issue at an authorized register office.
4. Monitoring of information disclosure:
   - In the form of messages of substantial facts (events) concerning financial and economic activities of the Client,
   - In the form of messages being published at every stage of securities issue, including messages of substantial facts connected with issue of stocks/bonds of the Client (hereinafter referred to as "stocks/bonds");
   - In the form of quarter report by the Client;
   - Information of Client's successful execution or failure to execute obligations under bonds of the Client.

14.2. Adviser on organizing additional share issue (the Code of the issue 001-D) of the Company.

Full and abbreviated name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (open joint stock company), "MDM-Bank" JSC.
Location: 33/1, Kotelnicheskaya nab., Moscow 115172,
Phone: (095) 797-95-00
Fax: (095) 797-95-01
Web-site in Internet: www.mdmbank.ru

Broker license:
License No.: 177-02956-100000
Date of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM
Dealer license:
License No.: 177-03060-010000
Data of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM
License to manage securities:
License No.: 177-03134-001000
Date of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM
License for depositary activities:
License No.: 177-03942-000100
Date of issue: 15.12.2000
Expires on: no time limits
Issued by: FCSM
Services being rendered (having been rendered) by the Advisor:

1. To provide the Company with information of requirements by the legislation in force towards procedure of issue, placing and circulation of stocks (additional shares);
2. To promote the Company's search and election of a Financial adviser.

14.3. Legal advisor of the Company on additional share issue of the Company.

Full and abbreviated name of enterprise: Clifford Chance CIS Limited
Location:
Registered office: 10 Upper Bank St., London E14 5JJ, Great Britain
Representative office in Russia: 24/27, Sadovaya-Samotiochnaya St., Moscow 127051, Russia
Phone: (095) 258-5050
Fax: (095) 258-5051
Web page in Internet: www.cliffordchance.com
Services rendered (having been rendered) by the Legal advisor:

1. Legal accompanying on placing additional share issue, including legal expertise of the following documents presented by the Company and by the Financial adviser:
   The Decision of additional shares issue;

The Offering circular (Prospectus);

The report of results of additional shares issue;

Corresponding protocols of the General meeting of shareholders, the Board of directors' meeting, at which shall be made a decision on placing additional shares, a decision on approval of Decision of additional shares issue, a decision on the dates of opening and closing of placing, a decision on price of placing additional shares, including the price offered to shareholders having the pre-emptive right to purchase shares, a decision on approval of the report of results of decision of additional shares issue, confirmation of results of execution by shareholders of pre-emptive right to purchase shares, and other corporate decisions the Company consider.

14.4. Financial adviser specialized in securities and rendering services of monitoring of disclosure of information by the Company (Client) in the securities market

Full and abbreviated name of enterprise: Limited liability company "Finance company INVESTA", LLC "FC INVESTA"

Location: bld. 22, 32 "A", Khoroshevskoe shosse, Moscow, 123007 Russia

Phone: (495) 797-32-62, 232-11-49

Fax: (495) 797 –32-62

Web-site in Internet: http://www.nomos.ru/ru/temp/consultant.htm

Broker license:

License No.: 077-08043-100000
Date of issue: 14.10.2004
Expires on: no time limits
Issued by: FCSM

Dealer license:

License No.: 077-08044-010000
Date of issue: 14.10.2004
Expires on: no time limits
Issued by: FCSM

List of services provided by adviser:

- preparing comments for documents;
- consulting in information disclosure in accordance of Russian law.

Subsidiaries and dependants of the Company

1. Full name of enterprise: "BETA AIR" Closed Joint Stock Company

Abbreviated name of enterprise: "BETA AIR" CJSC

Location: 16, Schmidt St., Taganrog, Rostov region, 347922, Russia

Share of the Company in the authorized capital of the legal entity: 73,40%.

Share of ordinary stocks of the enterprise held by the Company: 73,40 %.

Status of the enterprise: subsidiary

Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%

Share of ordinary stocks in the authorized capital of the Company: 0%

Main type of activities: Marketing, distribution and after-sales service of aeroplane-amphibian Be-200 and its modifications.

Significance to the Company: Marketing, distribution and after-sales service of aeroplane-amphibian Be-200 and its modifications, which is a prospective product of the Irkut Corporation.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Eliseev D.A.	1969	0%	0%
2	Gurenko R.L.	1972	0%	0%
3	Kobzev V.A.	1949	0%	0%
4	Kuleshov A.A.	1960	0%	0%
5	Petsetakis M.K.	1949	0%	0%
6	Smekhov S.K.	1965	0%	0%

7	Shakun A.V.	1964	0%	0%
executive authority				
8	Gurenko R.L.	1972	0%	0%

Collective Executive body – doesn't exist according to the Charter

2. Full name of enterprise: Close Joint Stock Company " Design Bureau "Russian avionics"
Abbreviated name of enterprise: "OKB "Russian avionics" CJSC
Location: Gromov LII, Zhukovsky, Moscow region 140160, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

Main type of activities: Elaboration, integration and modernization of air systems of control and navigation, systems of accurate directing of arms for combat aircraft machinery.
Significance to the Company: Elaboration, integration and modernization of air systems of control and navigation, systems of accurate directing of arms for the Irkut Corporation to support aeroplanes Su, pilot less flying machines, aeroplanes L-39; delivery of spare parts for modernization of Su series aeroplanes.
The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Berverkhniy V.B.	***1959***	0%	0%
2	Dolgenkov N.N.	***1956***	0%	0%
3	Zaytsev Y.A.	***1953***	0%	0%
4	Korguev M.V.	***1955***	0%	0%
5	Morgin A.M.	***1945***	0%	0%
6	Savin V.A.	***1951***	0%	0%
7	Sarymsakov G.G.	***1954***	0%	0%
8	Yaschenko A.G.	***1952***	0%	0%
Executive authority				
9	Korguev M.V.	1972	0%	0%

Collective Executive body – doesn't exist according to the Charter

3. Full name of enterprise: "Itela" Closed Joint Stock Company
Abbreviated name of enterprise: "Itela" CJSC
Location: 5, Pobedy boulevard, Rybinsk, Yaroslavl region 152920, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Scientific research and designers' work in the sphere of aircraft instrument-making, in the sphere of distributing nets of data transmission, in the sphere of application of modern technologies in constructing and making high quality components.
Significance to the Company: Elaboration and production of sensors and systems of control and production of aircraft machinery.

The board of directors (supervisory board):

№	Name	Year of	Share of participation	Share of ordinary stocks

		birth	in the authorized capital of the Company	in the authorized capital of the Company
1	Romanov I.V.	*1962*	0%	0%
2	Berverkhniy V.B.	*1959*	0%	0%
3	Morgin A.M.	*1945*	0%	0%
4	Chirikov V.L.	*1950*	0%	0%
		Executive authority		
5	Kirechko M.V.	*1968*	0%	0%

Collective Executive body – doesn't exist according to the Charter

4. Full name of enterprise: "Techservisavia" Closed Joint Stock Company
Abbreviated name of enterprise: "Techservisavia» CJSC
Location: Building 1, 6 1st Tverskaya-Yamskaya St., Moscow 125047, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Design of aeroplanes
Significance to the Company: Elaboration and delivery of special industrial equipment for Su aeroplanes.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	*1952*	0,00046%	0,00046%
2	Mikhaylova N.K.	*1957*	0%	0%
3	Rogozin A.D.	*1946*	0%	0%
		Executive authority		
4	Rogozin A.D.	*1946*	0%	0%

Collective Executive body – doesn't exist according to the Charter

5. Full name of enterprise: "Hydroaviasalon" Closed Joint Stock Company
Abbreviated name of enterprise: "Hydroaviasalon" CJSC
Location: 3, Solnechnaya St., Gelendzhik 353470, Krasnoyarsk region, Russia
Share of the Company in the authorized capital of the legal entity: 30%.
Share of ordinary stocks of the enterprise held by the Company: 30 %.
Status of the enterprise: dependant
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Organizing and conducting aircraft exhibition in Gelendzhik town.
Significance to the Company: Organizing and conducting in Gelendzhik demonstration flights of aeroplane-amphibian Be-200 during exhibitions.

		Executive authority		
1	Konoplev V.N.	*1951*	0%	0%

Collective Executive body – doesn't exist according to the Charter

6. Full name of enterprise: "Taganrog aviation scientific and technical complex in the name of Beriev" Open Joint Stock Company.

Abbreviated name of enterprise: "TANTK of Beriev" JSC

Location: 1, pl. Aviatorov, Taganrog, 347923, Rostov region, Russia

Share of the Company in the authorized capital of the legal entity: 54,20%.

Share of ordinary stocks of the enterprise held by the Company: 54,20 %.

Status of the enterprise: subsidiary

Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%

Share of ordinary stocks in the authorized capital of the Company: 0%

Main type of activities: Scientific research and experimental designers' work, testing, experimental production, inculcation in serial production, updating and modifying available samples of aircraft machinery, including amphibian: Be-12, Be -32, Be -103, Be -200; scientific and technical support of operation, author's monitoring.

Significance to the Company: Experimental and designer's work, scientific and technical support of operation of aircraft machinery – amphibian aeroplane Be-200.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Ageev V.M.	*1950*	*0%*	*0%*
2	Bezverkhniy V.B.	*1959*	*0%*	*0%*
3	Boev V.V.	*1936*	*0%*	*0%*
4	Vasilenko S.I.	*1956*	*0%*	*0%*
5	Kobzev V.A.	*1949*	*0%*	*0%*
6	Kuleshov A.A.	*1960*	*0%*	*0%*
7	Prisyagnyuk V.S.	*1947*	*0%*	*0%*
8	Fedorov A.I.	*1952*	*0,00035%*	*0,00035%*
9	Chirikov V.L.	*1950*	*0%*	*0%*
	Executive authority			
10	Kobzev V.A.	*1949*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

7. Full name of enterprise: "IRKUT AviaSTEP" Closed Joint Stock Company

Abbreviated name of enterprise: "IRKUT AviaSTEP" CJSC

Location: Building 2, 30/7, B.Molchanovka St., Moscow 121069, Russia

Share of the Company in the authorized capital of the legal entity: 100%.

Share of ordinary stocks of the enterprise held by the Company: 100 %.

Status of the enterprise: subsidiary

Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%

Share of ordinary stocks in the authorized capital of the Company: 0%

Main type of activities: Scientific research and experimental designers' work and realization, support of operation after-sales service for aircraft and aero cosmic machinery.

Significance to the Company: Scientific research and designers' work on tactic transport aeroplane IRTS (MTA) under Company's order.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kobzev V.A.	*1949*	*0%*	*0%*
2	Bezverkhniy V.B.	*1959*	*0%*	*0%*
3	Eliseev D.A.	*1969*	*0%*	*0%*
4	Rakhimbaev A.G.	*1952*	*0%*	*0%*
5	Chirikov V.L.	*1950*	*0%*	*0%*
	Executive authority			
6	Sorokin I.V.	*1949*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

8. Full name of enterprise: "Design Bureau in the name of A.S.Yakovlev" Open Joint Stock Company
Abbreviated name of enterprise: "OKB of. A.S.Yakovlev" JSC
Location: 68, Leningradsky prospect, Moscow 125315, Russia
Share of the Company in the authorized capital of the legal entity: 75,46%
Share of ordinary stocks of the enterprise held by the Company: 85,82%.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Elaboration of samples of aircraft machinery for civil, military and special purposes, scientific research, designers' and technical, and production and economic work.
Significance to the Company: Carrying out scientific technical and designers' production and economic works in the sphere of aircraft machinery of civil and military purposes.
The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Fedorov A.I.	*1952*	*0,00035%*	*0,00035%*
2	Bezverkhniy V.B.	*1959*	*0%*	*0%*
3	Demchenko O.F.	*1944*	*0%*	*0%*
4	Dolgenkov N.N.	*1956*	*0%*	*0%*
5	Eliseev D.A.	*1969*	*0%*	*0%*
6	Popovich K.F.	*1955*	*0%*	*0%*
7	Chirikov V.L.	*1950*	*0%*	*0%*
	Executive authority			
8	Demchenko O.F.	*1944*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

9. Full name of enterprise: "Printing plant "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Printing plant "IRKUT" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: printing activity
Significance to the Company: printing services
The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	*1971*	*0%*	*0%*
2	Chichikov A.K.	*1947*	*0,00013%*	*0,00013%*
3	Sverlov D.G.	*1972*	*0%*	*0%*
4	Ivanova N.V.	*1955*	*0%*	*0%*
5	Matrosova I.N.	*1962*	*0%*	*0%*
6	Roschupkin A.D.	*1962*	*0%*	*0%*
	Executive authority			
7	Roschupkin A.D.	*1962*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

10. Full name of enterprise: "IRKUT - TEKS" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - TEKS" LLC
Location: 3, Novatorov, Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 25%
Status of the enterprise: dependant
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: tourism, rest and housing goods and equipment production; working clothes production
Significance to the Company: providing with production and technical production
The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	*1952*	*0,00046%*	*0,00046%*
2	Borodavko S.N.	*1953*	*0%*	*0%*
3	Frolov V.V.	*1953*	*0%*	*0%*
4	Malkova E.V.	*1965*	*0,00012%*	*0,00012%*
	Executive authority			
5	Borodavko S.N.	*1953*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

11. Full name of enterprise: "Network company "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Network company "IRKUT" LLC
Location: 28, Aviastroiteley St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: plumbing and heating installations
Significance to the Company: plumbing and heating installations of buildings, located on the "Irkutsk aircraft plant" area
Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Pugachev V.V.	*1953*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

12. Full name of enterprise: "IRKUT-TNP" Limited Liability Company
Abbreviated name of enterprise: "IRKUT-TNP" LLC
Location: 11, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: wholesale trade of nonfoods
Significance to the Company: consumer goods trade on the "Irkutsk aircraft plant" area

Executive authority

Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
Shlychkova N.M.	*1953*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

13. Full name of enterprise: "IRKUT - REMSTROY" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - REMSTROY" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: construction works
Significance to the Company: construction works on the "Irkutsk aircraft plant" area

Executive authority

Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
Kushnarev I.O.	*1960*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

14. Full name of enterprise: sports and health - improving centre "IRKUT - ZENIT" Limited Liability Company
Abbreviated name of enterprise: SHIC "IRKUT - ZENIT" LLC
Location: 4 "A", Aviastroiteley St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: organizing of sport, health – improving and culture events
Significance to the Company: healthy life-style and sport popularization, sports events organizing
Executive authority

Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
Kurulenko V.I.	*1957*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

15. Full name of enterprise: Sanatorium-preventorium "IRKUT" Limited Liability Company
Abbreviated name of enterprise: Sanatorium "IRKUT"LLC
Location: 6, Ukrainskaya St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: medical activity including before-doctor, ambulatory, sanatorium-preventorium and in-patient treatment and care
Significance to the Company: medical services

Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Gigulin A.N.	*1947*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

16. Full name of enterprise: "IRKUT - Avtotrance" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - Avtotrance" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: passenger land transport services
Significance to the Company: passenger land transport services

Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Grunichev V.S.	*1948*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

17. Full name of enterprise: "IRKUT – Stanko Service" Limited Liability Company
Abbreviated name of enterprise: "IRKUT – Stanko Service" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: metal-working machinery and woodworking equipment repairing; special optional equipment producing; spare parts producing; research and development services
Significance to the Company: preventive measures and repair services

Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Galiullin G.B.	*1950*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

18. Full name of enterprise: "Energocentre "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Energocentre "IRKUT" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

Main type of activities: production and selling of gas: oxygen, nitrogen, acetylene, technological cold

Significance to the Company: service of the process of production, service and repair of the inner electricity supply network of the IAZ

Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Bolshepalov A.Y.	*1951*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

19. Full name of enterprise: "Irkut Siaplane C.A.C." Joint-stock Company (reductive type)

Abbreviated name of enterprise: "Irkut Siaplane C.A.C."

Location: 6, Rue de Tul, 31000, Toulous, France, RCS 449 072 685

Share of the Company in the authorized capital of the legal entity: 100%

Status of the enterprise: subsidiary

Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%

Share of ordinary stocks in the authorized capital of the Company: 0%

Main type of activities: certification of Be-200 in Europe; marketing and advancement of Be-200 in Europe and USA

Significance to the Company: development of foreign sales; getting the experience of international relations, using high qualified experts in developing market of Issuer production

Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Brian K.	*1952*	*Toulouse (France)*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

20. Full name of enterprise: Limited liability company Hotel "Orion"

Abbreviated name of enterprise: LLC H "Orion"

Location: Russia, 664020, Irkutsk, ul. Makarenko, d. 6

Share of the Company in the authorized capital of the legal entity: 100%

Status of the enterprise: subsidiary

Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%

Share of ordinary stocks in the authorized capital of the Company: 0%

Main type of activities: Hotel management

Significance to the Company: Hotel for visitors from Moscow (employees of Irkut Corporation)

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Chichikov A.K.	*1947*	*0,00013%*	*0,00013%*
2	Vedernikov M.V.	*1971*	*0%*	*0%*
3	Tertychny M.V.	*1953*	*0%*	*0%*
4	Ivanova N.V.	*1955*	*0%*	*0%*
5	Maleeva E.S.	*1963*	*0%*	*0%*
6	Zueva A.P.	*1955*	*0%*	*0%*
	Executive authority			
7	Zueva A.P.	*1955*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

21. Full name of enterprise: Closed joint stock company "Irkut Industry"
Abbreviated name of enterprise: JSC "Irkut Industry"
Location: bld. 1, 13, Novoalekseevskaya st., Moscow 129626, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Aircraft marketing researches
Significance to the Company: marketing researches of international aircraft components (consumption) market for loading production facilities.
Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Fedorov A.I.	*1952*	*Moscow*	*0,00035%*	*0,00035%*

Collective Executive body – doesn't exist according to the Charter

22. Full name of enterprise: Non-profit company "Gagarin Culture centre "
Abbreviated name of enterprise: Gagarin Culture centre
Location: 6, Makarenko st., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: benefits of culture
Significance to the Company: Culture event organizing
Executive authority

Name	Year of birth	Place of living	**Share of participation in the authorized capital of the Company**	**Share of ordinary stocks in the authorized capital of the Company**
Ermakova L.A.	*1955*	*Irkutsk*	*0%*	*0%*

Collective Executive body – doesn't exist according to the Charter

Branches and representative offices of the Company

The Company has a branch at address: 3, Novatorov, Irkutsk 664020, Russia
Date of opening: 15.01.2004
Name of the Director: Kovalkov V.V.
Period of validity of the letter of attorney: 31.12.2006

Name of branch:
- full in Russian: "Irkutsk aircraft plant", branch of the Irkut Corporation in Irkutsk;
- abbreviation:
  - in Russian: IAZ;
  - in English: Branch of the Irkut Corporation - IAZ

The Company has a representative office located at address: 16, Schmidt St., Taganrog 347922, Russia
Date of opening: 25.06.2004
Name of the Director: Kobzev V.V.
Period of validity of the letter of attorney: 30.11.2007

II.Detailed information about the Company

1. Information on creation and development of the Company

Irkut Corporation has been created for an undetermined period of time. The Company has existed for more than 70 years.

Irkut Corporation is the leader among Russian enterprises specializing in production of civil and military aeromechanics.

Irkutsk aircraft plant was created in accordance with Order No. 181 of USSR Main Administration of industry of People's commissariat on heavy engineering signed on March 28, 1932. The new plant was to supply aircrafts for Red Army divisions in the Far East. The plant was built in extremely short time; the commissioning took place on August 24, 1934.

The first aircraft produced at Irkutsk plant was I-14, which was levitated in 1935. In 1936 serial output of fast-speed bomber aircraft SB began.

Since 1936 Irkutsk plant performed serial production of airplanes of almost all Soviet development design offices (DDO) - I-14, SB, Pe-2, Pe-3, Il-4, Er-2, Tu-2, Tu-14, Il-28, An-12, Yak-28, An-24T, MiG-23UB, MiG-27, Su-27UB and Su-30.

In autumn of 1937 first airplanes SB were supplied to China. Since then airplanes produced in Irkutsk have been exported to more than 20 countries of the world.

During the Second World War Irkutsk plant in a very short time began serial production of dive-bombers Pe-2, long-distance pursuit planes Pe-3, heavy bombardment aircrafts Il-4 and Er-2, the first pilot item of long-distance bombardment aircraft Il-6 was produced.

After the war the plant began manufacturing of a series of jet-driven torpedo bombers Tu-14. From 1953 till 1956 the plant produced jet-driven front-line bombers Il-28. In 1957 serial production of heavy military transport planes An-12 began.

Since 1960 the enterprise produced supersonic aircrafts Yak-28 and its basic modifications for 11 years. From 1970 till 1978 the plant manufactured the first in the world serial supersonic two-seater training airplane with variable foil geometry MiG-23UB. Bomber aircrafts MiG-27-K and fighter bombers MiG-27M were made at Irkutsk plant.

In 1986 the production of pursuit plane of the fourth generation Su-27UB began. This model was the basis for development of airborne interceptor Su-30 and multi-mission fighter Su-30MKI.

In late 1980's implementation of CAD took place at the plant; it allowed to make the production technology level much higher. Nowadays modern systems for design of technical processes of semifinishing and stamping shop, mechanical assembly production, thermal and assembly productions have been implemented at the plant.

The new stage in the history of the Company started on October 13, 1992 when the enterprise was reorganized into an open joint-stock company and registered as JSC "Irkutsk aircraft production association".

Alteration of the pattern of ownership attracted private investments necessary for development of the own scientific and technical base, reconstruction and equipment of the primary production. Simultaneously the Company solved the task of diversification of the product line. In 1992 works dealing with amphibious aircraft Be-200 project began.

High qualification of personnel, modern scientific and production base ensure high quality of the Company products. In 1997 JSC "Irkutsk aircraft production association" became the first Russian enterprise of aircraft industry, which received the certificate of conformity of the quality system to international standards ISO 9002.

December 19, 2002 the shareholders' general meeting made resolution on renaming JSC "Irkutsk aircraft production association" into Irkut Corporation

At present Corporation "Irkut" is one of the main manufacturers of pursuit planes of Su family and provides 10% of RF arms exports.

The Corporation supplies to the world market two-seater training and battle pursuit plane Su-27UBK, two-seater multi-mission pursuit plane Su-30MKI, and multi-mission military plane Su-30KN.

Realizing the strategy of diversified growth the Company develops its own projects in the field of civil aircraft construction. The main civil projects are: multi-mission jet-driven amphibious aircraft Be-200, lightweight flight vehicle Gyroplane-002, multi-mission civil transport plane IRTS (MTA).

Nowadays the Company is a vertically integrated holding providing design, manufacturing, sales and after-sale service of civil and military aeronautical engineering. The Company includes JSC "OKB of A.S. Yakovlev", CJSC "BETA AIR", JSC "TANTK of Beriev", CJSC "OKB "Russian avionics", CJSC "Itela", CJSC "IRKUT AviaSTEP", CJSC "Tekhservisavia" and "Hydroaviasalon" Ltd.

The main purpose of the Company activities is satisfying market demand in aeronautical engineering, satisfaction of social needs for goods and services. The Company Mission is preservation and development of Russian civil and military aircraft industry.

2. Risk Factors

2.1. Risks relating to the Company

Risks associated with the Company's activity

The Company's principal activity is the production of military aircraft. Consequently, the Company's financial position is dependent on the global demand for weapons and military equipment. This demand is affected by factors such as the international political situation, the balance of power between the purchasers of military aircraft and individual countries' budgets for national expenditure.

Deterioration of political relations between Russia and the countries to which the Company exports its products may, in some circumstances such as the imposition of sanctions, prevent the Company from receiving outstanding payments under its existing sales contracts or entering into new sales contracts which may result in the Company's results of operations and business prospects being adversely affected.

Risks associated with restrictions on access to information about the Company

The operations of the Company and its subsidiaries and affiliates related to the construction and sale of military aircraft are subject to the Federal Law of 21 July 1993 No. 5485-1 "On State Secrets", as amended (the "Law on State Secrets"). Access to certain information about the Company, its subsidiaries and affiliates may only be granted to organisations and individuals that hold security licences and the appropriate form of clearance.

Dependence on major suppliers

Although the Company has more than 2,000 suppliers of raw materials and components, the Company is dependent on a small number of suppliers for components that are crucial for production of its aircraft, such as OAO Verkhnesaldinskoye Iron & Steel Production Association ("VSMPO") for rolled titanium, OAO "Ufa Engine Industrial Association", ("UMPO") and State Research and Production Centre Moscow Machine Production Plant "Salut" ("Salut") for engines and Zvezda for ejection seats. In the event one or more of the Company's suppliers fails to fulfill its or their obligations for any reason, the Company may find it difficult to meet its own deadlines for production and delivery of aircraft. If the Company is unable to find an alternative supplier, or any supplier is either unable to manufacture additional products in time or at all, this may have a material adverse effect on the Company's business.

Technological risks

As an industry, which requires the use of, advanced technology to remain competitive, aircraft manufacturers have to make investments in research and development and modernize and upgrade production facilities frequently. The reduction in Russian state budget expenditure and the economic problems in Russia during the 1990s had a negative impact on the level of the Russian Government's investments in the Russian aviation industry in general and in the Company in particular. Following its privatisation in 1992, the Company began to attract additional financing from third parties in the private sector. Failure by the Company either to generate sufficient cash flows from operations to finance research and development activity on a regular basis or to attract external funding may adversely effect its competitiveness and, as a result, business in general.

Export controls and other regulations

The export market is a significant market for the Company. However, many of the products the Company designs and manufacturers for military use are considered to be of national strategic interest. Consequently, the export of such products outside of the Russian market is restricted and subject to licensing and export controls. There can be no assurance that the export controls to which the Company is subject will not become more restrictive, that new generations of the Company's products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licences for one or more clients. Reduced access to military export markets may have a material adverse effect on the Company's financial position and results of operations.

The Company is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, the Company's ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Risks associated with the role of Rosoboronexport in contracting

Exports of the Company's military equipment are conducted through Rosoboronexport, which contracts for exports of military equipment on behalf of Russian companies that do not have a license for export of such equipment. Consequently, Rosoboronexport is the payment counterpart to which the Company is exposed rather than the ultimate purchaser of the Company's aircraft. Due to its position as the exporter of the majority of Russia's military equipment, Rosoboronexport has control over conclusion of contracts for export of military equipment.

Risks associated with state regulation and the possibility of increasing state control of industry

The principal activity of the Company is the production of military and dual-use aircraft, a large proportion of which are exported. There are a number of Russian federal laws and regulations that regulate business activity in this field. These regulations provide Russian government bodies with extensive authority to control and regulate the activity of companies that export military equipment. Any increase of state control or intervention into the business activities of

companies engaged in the export of military equipment may have an adverse effect on the Company's business or results of operation.

There can be no assurance that the export controls to which the Company is subject will not become more restrictive, new generations of the Company's products will not also be subject to similar or more stringent controls or political factors will not make it more difficult or impossible to export aircraft for one or more customers. Reduced access to military export markets may have an adverse effect on the Company's business or results of operation.

Availability of Russian state funding

Whilst the Company and its principal competitors in Russia may benefit from Russian state funding of product development, since the early 1990s the amount of Russian state spending has declined. No assurances can be given that such funding will continue to be made available. Currently, the Company does not receive any Russian state funding except for financing for the maintenance of mobilisation and certain social assets. A decrease in the level of Russian state funding which the Company may receive for product development may have a material adverse effect on the Company's business and results of operations.

Product liability and warranty claims

The Group designs, develops and produces a number of high profile products of large individual value. The Company is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. Currently the Company does not have any product liability insurance. No assurances can be given that claims will not arise in the future or that any potential insurance cover, which the Company may have, will be adequate.

Environment risks

The production of aircraft has an inevitable impact on the environment and the Company is engaged in various operations aimed at reducing such impact. Any significant environmental damage at the Company's production facilities may have a material adverse effect on the Company's business and results of operations.

Production capacity constraints

The Company has held preliminary discussions with other Russian aircraft manufacturers with a view to entering into production sharing arrangements pursuant to which the preliminary stages of the production process would be performed at the production facilities of such other producers whilst some of the final assembly process currently performed at those production facilities would be transferred to the Company's Irkutsk plant. In addition, the Company has held preliminary discussions regarding the possibility of acquiring or leasing capacity from Russian state-owned aircraft production plants for the production of the Company's orders.

If the level of the Company's order book were to increase significantly the Company is not successful in entering into production sharing agreements or in acquiring or leasing additional capacity, the Company may not have sufficient capacity at the Irkutsk plant to process all of its orders in a timely manner. If this happens, the Company's business and results of operations may be materially adversely affected.

Foreign exchange rates fluctuations

A substantial part of the Company's revenues are denominated in US dollars while the Company's costs are denominated in roubles. Although approximately 60% of these costs are tied to the US dollar, changes in rouble inflation and exchange rates may significantly affect the results of the Company's performance.

Ownership risks due to privatisation legislation

The Company and a number of its subsidiaries and affiliates are Russian privatized companies. To the extent that Russian privatization laws have been vague, inconsistent or in conflict with other laws, including conflicts between federal and regional privatization laws, many Russian privatizations are arguably deficient and therefore vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 granted to the Moscow City Government, the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the Presidential decrees addressed issues that were the subject of federal law. In addition, the Russian Government recently cancelled the results of a 1993 tender in respect of the "Sakhalin-3" project. The right to develop the project's major oil field was originally held by Exxon Mobil and Chevron Texaco based on the results of the tender in 1993. There have also been suggestions in the press that the Russian Government may examine the legality of the privatization of certain large oil and gas companies. In the event that the Company or any of its subsidiaries or affiliates which is a privatized company is subject to a claim that it has been improperly privatized and is unable to defeat such claim, the shareholders of the Company may lose their rights to the Shares and the Company and its subsidiaries or affiliates may lose their respective rights to their assets and their respective privatized subsidiaries or affiliates, which could materially affect the Company's production capacity, market share and results of operations.

Any non-Russian judgments or arbitral awards that investors may obtain against the Company may not be enforceable in Russia and investors may have limited recourse against the Company and its directors or officers

All of the directors and the executive officers of the Company reside in Russia. Substantially all of the Company's assets and the assets of such persons are located in Russia. As a result, investors may not be able to effect service of process on, or obtain or enforce a court judgment or arbitral award against, the Company, its subsidiaries and affiliates or their officers and directors in jurisdictions outside of Russia. In addition, there is no treaty between Russia and the United Kingdom on mutual recognition and enforcement of court judgments, including actions based on civil liability provisions of English financial services law. Investors may not be able to obtain or enforce foreign court judgments or arbitral awards against the Company, its subsidiaries and affiliates or their respective officers and directors on any basis. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares.

Limitations on foreign companies investing in the Russian military industry companies

Federal Law No. 10-FZ "On State Regulation of the Aviation Industry" dated 8 January 1998 provides that foreign participation in the share capital of Russian aviation companies must be less than 25% and that members of the management bodies of such companies must be Russian nationals. These restrictions are drafted as relating to the participation level upon incorporation of a company and it remains unclear whether they apply to companies, such as the Company, which were incorporated before the law's effectiveness. However, Federal Law No. 128-FZ "On Licensing of Certain Activities" dated 8 August 2001 and the Decree No. 346 dated 27 May 2002 extend these restrictions to all Russian aviation companies by making compliance with these limitations a requirement for the issuance and use of licenses for designing, manufacturing, servicing and testing of aircraft. The limitation on foreign companies investing in Russian military companies may have a negative impact on the Company's ability to access international capital markets and, in turn, negatively impact the Company's results of operations. Moreover, it is unclear whether these requirements also apply if the 25% limitation on foreign ownership is exceeded by virtue of secondary sales by Russian shareholders to foreign persons. A substantial amount of the Company's shares are held through nominee holders, which makes it difficult to monitor the level of foreign participation. Should foreign participation increase above the prescribed maximum level, which may happen outside of the Company's control, there is a risk that this may result in some or all of the Company's licenses being suspended or invalidated. Should this happen, the Company may be unable to engage in some or all of its core activities and the Company's business and results of operations may be materially adversely affected.

2.2. Risks associated with the Russian Federation

Political and social risks

Currently the Russian Federation is undergoing a substantial political and economic transformation. The changes began with the collapse of the USSR and continue now. They are seen in the reform of government agencies and transition from a centrally controlled command economy under communist regime to a pluralist market-orientated democracy. These changes aim at creation of liberal social-democratic government, free goods and capital markets, fair competition and optimal conditions for entrepreneur activity. However, considering the current state of political and social spheres there remains a risk that the reforms may be discontinued, which will adversely affect the value of foreign investments in Russia, including the trading price of the Shares.

One of the political risk factors is the relatively unstable legal regime of the Russian Government that exercises control over executive power and has the right of issuing mandatory regulations. The value of investments in Russia could be reduced and the prospects of the Company could be harmed if governmental instability recurs or if reform policies are reversed.

The Russian Federation is a federal state, which consists of 89 political units. The delineation of authority among the constituent entities of the Russian Federation and federal government authorities is often uncertain and at times contested. Lack of consensus between the Russian Government and regional authorities often results in the enactment of conflicting legislation at various levels, and may result in political instability. The lack of consensus may have negative economic effect on the Company and the trading price of the Shares.

In addition, ethnic, religious, historical and other differences have occasionally given rise to tensions and, in certain cases, military conflicts. Russian military forces have been engaged in operations in Chechnya in the recent past and continue to maintain a presence there. The political situation in Chechnya has severely disrupted normal economic activity within the republic and the economies of the neighbouring regions. The spread of terrorist activity, such as the hostage crisis at a Moscow theatre in 2002, explosions in Kislovodsk and Moscow in December 2003 and the explosion on a Moscow metro train in February 2004, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some part of or throughout the Russian Federation. These events could have a material adverse effect on the investment environment in the Russian Federation.

Social conditions in the Russian Federation are also unstable. The failure of some Russian companies to pay full salaries on a regular and timely basis, the failure of salaries and benefits to keep pace with the increasing cost of living and the discrepancy between levels of income and social stratification may lead to future labour and social

unrest. This may have political, social and economic consequences, such as increase of support for renewal of centralized authority, increased nationalism with restrictions on foreign involvement in the Russian economy and increased violence, any of which could have a material adverse effect on the Company's business.

The political and economic changes in Russia since early 1990 have resulted in reduced policing of society and increased lawlessness. Reportedly, organized criminal activity has increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers. Property crime in large cities has also increased substantially. In addition, the Russian and international press have reported high levels of corruption in Russia and other countries of the Commonwealth of Independent States (the "CIS"), including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interests of the government and individual officials. Additionally, published reports indicate that a significant number of Russian media outlets regularly publish biased articles in return for payment. The operations of the Company could be adversely affected by illegal activities of third parties, corruption or claims implicating the Company in illegal activities, which could in turn materially adversely affect the trading price of the Shares.

The Russian Government's recent investigation into the privatization of, and the tax schemes used by, OAO "NK "Yukos" has caused comments in the international press that recent economic reforms may be overturned. While the Russian Government has indicated that the case against Yukos is in respect of specific incidents of fraud and tax evasion, in the event that similar cases are brought against Russian companies, it could have a material adverse effect on the investment environment in the Russian Federation.

If the current or future authorities in Russia were to apply significant pressure on the Company and its major shareholders, it could have serious adverse effects on the operations and financial results of the Company. Such effects could include, but would not be limited to, the inability of the board of directors to act independently from external pressure and the distraction of management from the day-to-day operations of the Company.

Economic risks

Simultaneously with the enactment of political reforms, the Russian Government has been attempting to implement policies of economic reform and stabilization. These policies have involved liberalizing prices, reducing budget expenditures and subsidies, privatizing state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment.

After an initial post reform period, the Russian economy was characterized by declining industrial production, significant inflation, a managed but unstable currency, rising unemployment and underemployment, high government debt relative to gross domestic product, high levels of corporate insolvency with little recourse to restructuring or liquidation in bankruptcy proceedings, a weak banking system providing limited liquidity to Russian enterprises, widespread tax evasion, high levels of corruption, the penetration of organized crime into the economy, and the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to downturns. The events and aftermath of 17 August 1998—the Russian Government's default on its short-term rouble-denominated treasury bills and other securities, the abandonment by the Central Bank of the rouble currency band and efforts to maintain the rouble/US dollar rate within the Central Bank's specified currency band and the temporary moratorium on certain hard-currency payments to foreign counterparties—led to a severe devaluation of the rouble, a sharp increase in the rate of inflation, a significant decrease in the credibility of the country's banking system with western financial institutions, significant defaults on hard currency obligations, a dramatic decline in the prices of Russian debt and equity securities, and an inability to raise funds on international capital markets. While the Russian economy has improved in a number of respects since 1998, there can be no assurance that these recent positive trends in the Russian economy will continue or will not be reversed.

Over the past four years, the Russian Federation has experienced economic growth and improved economic stability in certain sectors. However, a large volume of borrowings by Russian companies both on the domestic and foreign markets in the last few years may result in borrowers being unable to pay off their debts in the event of economic downfall. As the majority of assets of many Russian banks consist of debt obligations of Russian borrowers, a multitude of defaults may lead to the collapse of the banking system and a similar crisis to the one in 1998. Even though the Government enacted successful measures for stabilizing the banking sector, there can be no assurance that these recent positive trends will continue or will not be reversed. Furthermore, there can be no assurance that economic growth will continue in the future. The Russian legal system, in particular with respect to bankruptcy proceedings, remains underdeveloped. Tax evasion, extensive impoverishment and the proliferation of organized crime continue to plague the Russian economy.

Although economic conditions in the Russian Federation have improved in the last three years, the prospect still exists of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of the Russian economy. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that the Russian Federation will remain receptive to foreign trade and investment, or that the Russian economy will improve.

Russia's physical infrastructure

The physical infrastructure of the Russian Federation largely dates back to Soviet times and has not been adequately funded and maintained over the past decades. Particularly affected are the rail and road networks, power

generation and transmission, communication systems and building stock. Road conditions in the Russian Federation are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. This could directly or indirectly have a material adverse effect on the Company.

Dependence on high oil and gas prices

As the Russian Federation produces and exports large amounts of oil and gas, the Russian economy is particularly vulnerable to the price of such commodities on the world markets. While oil and gas prices have remained high over the last few years, there can be no assurance that this trend will continue. In particular, it is not possible to assess the impact that large scale production and export of oil from Iraq will have on oil prices. Any decline in the oil and gas prices may slow or disrupt the Russian economy, limit the Russian companies' access to capital and have a material adverse effect on the business, financial condition and prospects of the Company.

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation could adversely affect the operational activity of the Company

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation (particularly amongst medium to small Russian banks) could adversely affect the operational activity of the Company. Russian banking and other financial systems are still in a state of transition when compared with the banking and other financial systems of other developed countries and the Russian banking system is, on occasion, subject to inconsistent application of regulation and supervision. The Company's policy is to mitigate bank counterparty risk by working with a limited number of the larger Russian banks.

Taxation risks

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Historically, the system of tax collection has been relatively ineffective, resulting in the imposition of new taxes in an attempt to increase government revenues. However, the Russian Government has initiated reforms of the tax system that have resulted in some improvement in the tax climate.

Russian tax laws, regulations and court practices are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. In addition, tax laws are unclear with respect to the deductibility of certain expenses. This uncertainty could possibly expose the Company to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden.

In addition, the provisions of the Russian Tax Code relating to transfer pricing became effective in the Russian Federation on 1 January 1999. These provisions allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of transactions between Russian and non-Russian entities (whether or not related) if the relevant transaction price differs from the market price by more than 20%. Special rules apply to securities transactions. To date, there has been little formal guidance as to how these rules will be applied as a matter of Russian law or court practice. If the tax authorities imposed on the Company significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on the Company's financial condition.

The Russian Government may introduce additional revenue raising measures. Although it is unclear how these measures will operate, their introduction may affect the Company's overall tax efficiency and may result in significant additional taxes becoming payable. Although the Company will undertake to minimize such exposures with effective tax planning, it cannot offer any assurance that additional tax exposure will not arise in the future. Additional tax exposure could cause its financial results to suffer.

Legal risks

Russia is still developing the legal framework required by a market economy.

The recent nature of much of Russia's legislation and the rapid evolution of the Russian legal system place the enforceability and the constitutionality of Russian laws in doubt and result in many ambiguities and inconsistencies. In addition, Russian laws often leave substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are the following:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Constitution, the 1995 Civil Code and other federal laws and by decrees, orders and regulations issued by the President, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms often overlap or contradict one another;

- limited judicial and administrative guidance on interpreting Russian legislation;
- relative inexperience of judges in interpreting Russian legislation;
- high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

Any of these factors could affect the Company's ability to enforce its contractual or statutory rights, or to defend itself against claims by third parties.

Shareholder liability under Russian legislation could cause the Company to become liable for the obligations of its subsidiaries

The Civil Code, the Joint Stock Companies Law and the Federal Law of 8 February 1998 No. 14-FZ on Limited Liability Companies, as amended, generally provide that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of the company or limited liability company and bear only the risk of loss of their investment. However, an exception to this rule applies one entity (the "effective parent") is capable of determining decisions of another entity (the "effective subsidiary").

Under certain circumstances and upon a court decision the effective parent may have joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. Accordingly, in the Company's position as the effective parent of the subsidiaries in which it owns, directly or indirectly, more than 50% of the charter capital or whose decisions the Company is capable of determining, the Company could be liable for their debts. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out mandatory directions of the Company, could materially adversely affect the Company.

3. The Company works in the following fields:

35.30.3 – Production of helicopters, aero planes and other flight vehicles

28.75.12 – Manufacturing of cooking, kitchen and household utensils, except cutlery, and their parts of iron, copper and aluminum

28.61 – Manufacturing of blade tools and cutlery

28.11 – Manufacturing of constructional metalwork

28.62 – Tool production

51.70 – Other wholesale trade

52.63 – Other retail trade outside shops

63.12 – Storage and warehousing

29.12.1 – Manufacturing of hydraulic and pneumatic power units and engines

22.22 – Polygraphist activity not included in other groups

74.40 – Advertising activity

4. Core economic activities of the Company

The core economic activity of the Company is production of aeronautical engineering.

The prevailing and priority economic activity of the Company is production of military aeronautical engineering.

Share	2001	2002	2003	2004	2005	30.06.06
Share of the Company revenue from the core economic activity	100%	100%	100.0%	100,0%	100,0%	100,0%
Share of the revenue from production of military aeronautical engineering in total revenue of the Company	93.1%	94.36%	94.4%	92,3%	93,62%	95,17%

Irkut Corporation performs deliveries of military aeronautical engineering to India. Revenues from these deliveries constitute more than 50 % of total revenue of the Company.

5. Products and services

The Company's revenues are generated from the following primary activities:

- the design, development, production, servicing and maintenance and modernization of military aircraft; and
- the design, development and production of civil and dual-use aircraft and related components.

Military products and services

The Company is one of Russia's leading arms exporters and accounted for more than 10% of the total value of Russia's arms exports.

The Company's main activities in the military sector include:

- the production of Su-30MKI multirole fighters;
- the production and upgrade of Su-30KN and Su-27UBK training and combat fighters;
- the development, production and integration of control systems to enable the modernisation of various military fighters and helicopters.

Su-30MKI

The Su-30MKI fighter aircraft is a "fourth plus" generation two-seat multirole supersonic fighter and the first aircraft put into serial production that is equipped with a thrust vectoring control system in combination with digital fly-by-wire technology which make the plane highly manoeuverable. Aided by advanced avionics and components, the aircraft is able to perform a wide variety of missions in all weather conditions and in a severe jamming environment, both during the day and at night. Dual flight control systems also enable the Su-30MKI to be used for flight and combat training. The plane's operational capabilities are enhanced by modern phased array radar. The Su-30MKI is designed for operating at a wide range of altitudes and speeds, varying from counter-air tasks, such as air superiority, air defence, air patrol and escort, to counter-land and counter-sea tasks, such as the suppression of hostile air defence, air interdiction and close air support. The maximum combat load of the Su-30MKI is eight tons and its weapons suite comprises various air-to-air and air-to-surface weaponry. The flight range of the Su-30MKI without refueling is 3,000 kilometres.

Su-27UB and Su-27UBK

The Su-27UB two-seat combat trainer is a substantially modified and updated version of the original Su-27 which was designed in the mid-1980s by Sukhoi Design Bureau. In addition to its training capability, the Su-27UB can perform a wide variety of combat missions. The aircraft uses a fly-by-wire control system, incorporates advanced avionics and has two turbojet engines capable of operating at a wide range of altitudes and speeds.

The Su-27UB designation is for the Russian version of the fighter and the Su-27UBK designation is for the export version which incorporates modified avionics. Su-27UBK produced by the Company have been exported to China, Vietnam, Ethiopia, Belarus, Ukraine, Uzbekistan and Kazakhstan. The Company does not currently have any orders for Su-27UB or Su-27UBK in its order book.

Instrument design and production

Upgrade of military aircraft The Company designs, produces and installs control systems capable of use in a variety of land-based, airborne and marine platforms to upgrade older models reaching the end of their product life. In conjunction with its subsidiary, Russian Avionics Design Bureau, the Company has developed a standardised equipment set for weapons control systems, designated as the SUV-30K, using a variety of sensors and computing devices. The SUV-30K set is certified for use with the upgraded Su-30KN multirole fighter and can be used to upgrade all members of the Su-27UB and Su-30 aircraft families and, in a modified configuration, to upgrade MiG-29, L-39 and Yak-130 aircraft. The Company is continuing to develop a standardised equipment package with the aim of creating a new product 59 designated as the SUV-30FK, which will offer extended functions, a glass cockpit and phased array radar.

In addition, the Company has developed a modernisation programme for the Su-27UB and Su-30K aircraft which upgrades their air-to-surface and air-to-air capabilities. Through the use of updated on-board equipment, the upgraded aircraft are capable of employing high-precision missiles, as well as guided aerial bombs, against ground and sea targets round-the-clock and in all weather conditions.

The improvements to the planes include the extension of the detection range of ground and sea surface targets by up to 400 kilometres, enhanced terrain mapping capability enabling improved performance at low altitudes and enhanced transmissions of aircraft movement data and detected target coordinates to, and communications with, ground, sea or air command centres.

The modernised aircraft are designated as the Su-27UBM and the Su-30KN, respectively. The modernisation programme allows airforces equipped with the Su-27UB and the Su-30K aircraft to increase significantly their combat potential without acquiring new aircraft. The operation of the upgraded aircraft does not require additional training of pilots or maintenance personnel, and new equipment does not require any additional maintenance.

Upgrade of helicopters

The Company has adapted the SUV-30K set to create the KNEI-8 set, which has been certified for use in the modernisation of Mil Mi-8/17 helicopters and the Company is awaiting certification for a further modification of the KNEI-8 set for modernising Mil Mi-24/35 helicopters. In addition, on 16 January 2004 the Company signed a co-operation agreement with Mil for the design of further upgrades and the joint marketing of upgrades to operators of Mil helicopters.

Civil and dual-use products and services

The Company's main activities in the civil and dual-use aviation sector include:

• the development, production and after-sales support of the Be-200 amphibian;

• the development, in conjunction with Ilyushin Aviation Corporation and Hindustan Aeronautics Limited, of a multi-role transport aircraft;

• the development and production of unmanned aerial vehicles or "UAVs";

• the development and production of the A-002 gyroplane;

• the production of components for Airbus; and • the development, in conjunction with Ilyushin Aviation Complex and Yakovlev Design Bureau, of a short to medium range passenger jet.

Be-200

Based on the design of the A-40 "Albatross", the Be-200 is a multi-purpose amphibious plane, with a pressurised cargo cabin 17 metres long, 2.6 metres high and 9 metres wide. The engines are mounted on pylons above and behind the trailing edge of the wing, with spray deflectors placed on both sides of the hull, so as to keep them away from the water spray on takeoff and landings.

With a maximum cruising speed of 700 kilometres per hour and a maximum range of 3,300 kilometres, the Be-200's flight performance is comparable to that of similar land-based aircraft. However, unlike conventional planes, the Be-200 operates equally well from land and water. The Be-200 can be operated from paved runways in excess of 1,800 metres in length, as well as from any water surface longer than 2,300 metres, including reservoirs, lakes, rivers and seas with a minimum depth of 2.5 metres and maximum wave height of 1.2 metres. The Be-200 holds 24 world records registered by the Federation Aeronautique Internationale. 60

The maiden flight of the Be-200 took place in September 1998. The Be-200 was granted certification for fire-fighting in August 2001 and it achieved certification to operate as a transport plane, for search and rescue missions and for other uses in December 2003.

The Be-200 is available in six configurations designed for fire-fighting, search and rescue and transport missions. In its basic configuration, the Be-200 is designed for fire-fighting with eight water tanks with separate doors located in the floor under the pressurised cargo cabin. The Be-200 can carry a payload of up to 12 tons of water which can be pumped into the tanks at an airfield within four minutes. Alternatively the Be-200 can scoop up to 12 tons of water within 14 seconds while gliding on the water's surface at a speed of between 150 kilometres per hour and 190 kilometres per hour. In addition, up to 1.2 tons of fire-retarding chemicals may be loaded into six auxiliary tanks to be added to the water to enhance the Be-200's fire-fighting capability. The water and chemicals can be dropped in a single salvo or in sequences, enhancing operational flexibility. Taking off from an airfield 100 kilometres from a fire and scooping up water from a body of water 10 kilometres from the fire, the Be-200 is capable of delivering up to 270 tons of water at a fire site without refuelling.

Multi-role Transport Aircraft ("MTA")

The Company, in conjunction with Ilyushin Aviation Complex and Hindustan Aeronautics Limited, is developing a joint Indo-Russian multi-role transport aircraft.

The design specifications for the MTA provide for a wide variety of applications including transportation of up to 20 tons of cargo, rescue and medical evacuation missions. The specifications also require it to have an operational range of 2,500 kilometres at a cruising speed of 870 kilometres per hour and to be capable of operating from unpaved runways. The design incorporates a rear ramp which provides additional parachute capability and reduces the time for loading and unloading cargos. It is intended that aircraft for the export market will be powered by engines supplied by international suppliers, and the consortium has held preliminary discussions with Israeli Aircraft Industries regarding avionics for the export version of the MTA, whilst aircraft for the domestic Russian market will be supplied by Russian engine and avionics suppliers.

The first stage of the project was completed in 2002 with Russian and Indian representatives determining the technical requirements of the Indian and Russian Air Force. Sketch designs were commenced in 2003 and will be followed by prototype production for static and resource testing in 2006. The Company anticipates the first flight of the MTA will take place in 2008, followed by deployment in 2010. The budgeted development costs for the MTA are estimated at approximately US$350 million of which Hindustan Aeronautics Limited is to contribute 50% whilst the Company, together with Ilyushin Aviation Complex and the Russian Ministry of Defence, are to fund the remaining 50% of the costs.

Unmanned aerial vehicles or "UAVs"

In 2002, the Company initiated a programme to develop a multipurpose UAV system, complete with a ground control system and support equipment, capable of carrying cameras, sensors, communications equipment or other payloads for use in intelligence, reconnaissance or surveillance or target acquisition roles.

A-002 gyroplane

The A-002 gyroplane is a project developed by the Company's internal design bureau and is designed for patrolling, passenger and light cargo transportation, as well as search and rescue operations, ambulance and

technical services and weather reconnaissance. The prototype received test certification in 1990 and production started in 2002.

6. Sales system

The Company is not entitled to export military production in its discretion. The export of military production is performed with the help of federal intermediate party Federal state unitary enterprise "Rosoboroneksport". The Company executes the supplies in the territory of Russia independently.

Product shipment is executed by large consignments as a rule in the 3rd or 4th quarter of the year. The products are delivered both completely assembled and equipped; in this case they are delivered by the customers in self-propelled mode, or in dismantled form by large-capacity aircrafts of An-124 "Ruslan" type. Several military aircrafts are dispatched simultaneously as such dispatch requires air navigation services, opening air corridors and other expensive measures, which are too expensive for a separate aircraft.

7. Marketing outlets for production (works, services) of the Company

The main marketing outlets for military aeronautical engineering are countries of South Eastern Asia.
The largest contracts for supply of military aeronautical engineering are:

1. Rosoboronexport/Defense Ministry of India (contract for supplies), Rosoboronexport/Hindustan Aeronautics Limited (license contract). The contract with Defense Ministry of India of November 30, 1996 is concluded for supply of multi-mission pursuit-planes Su-30MKI. The total price of the contract exceeds 900 million US dollars. In 2002 the first supplies of the pursuit planes for Indian Air Forces were performed. In 2002 ground monitoring devices, ground servicing devices and a maintenance kit were sold under an additional agreement.
2. The contract with Hindustan Aeronautics Limited (HAL) for production of airplanes Su-30MKI under the license in India was signed on December 29, 2000. This contract is the largest in the history of military and technical cooperation of Russia and India. Its total price exceeds 3,000,000,000 dollars. The contract term is 17 years. In the course of this period it is planned to produce more than 100 pursuit planes Su-30MKI.
3. The contract with Defense Ministry of Malaysia for supply of pursuit planes Su-30MKM was signed on August 5, 2003.
4. The largest contract for supply of civil airplanes is the contract with RF Ministry of civil defense, emergency situations and liquidation of natural calamity consequences. The contract provides for supply of seven airplanes Be-200. Preparation for serial manufacturing of this model is completed and execution of the contract has already started. All seven airplanes are expected to be delivered by the end of 2005. Total price of the contract with the Ministry of Emergency Situations amounts to 150 million US dollars.

Long-term strategy of the Company includes taking measures aimed at development of manufacturing and sales of civil production and at diversification of the product line in the course of 10 years. The Company management plans to increase the share of civil projects in the Company backlog of business while at present the greater share of orders is for supply of military aircrafts and equipment. In particular a number of civil aircraft industry programmed are planned, including cooperative design of multifunctional transport aircrafts. As implementation of innovations and restructuring of production in this field requires significant investments, distraction of great amount of financial assets to realization of the above-mentioned programs may cause need for additional current assets.

Developments of Corporation dealing with manufacturing of new production:

<u>IRTS (Indian-Russian transport aircraft), MTA</u>

Corporation "Irkut" together with JSC "AK named after Ilyushin" and Indian corporation Hindustan Aeronautics Limited (HAL) continues its work at the programmed of tactical transport aircraft (IRTS).

In the nearest future IRTS may become one of the most promising transport aircrafts in the market. IRTS project is aimed at a wide range of applications, including transportation of cargo weighting up to 20 tons, sea patrolling, rescue, medical and evacuation operations to the distance of 2,500 km and at speed up to 870 km/h. The characteristic feature of IRTS is its possibility to use rough airstrips. Loading ramp in rear fuselage of IRTS will contribute to efficiency of landing operations and quickness of loading/discharging.

At present Indian and Russian specialists have completed the first stage of work. In the course of it they formed the technical image of IRTS in accordance with requirements of the key customers – Air Forces of India and Russia. Schematic design was begun in 2003, manufacturing of pilot items for flight, static and resource tests is planned for 2006 and the first flight for 2008. Putting into operation is planned for 2010

Creation of pilot less systems

In 2002 the Corporation started development of the project aimed at creation of a pilot less airborne complex. The advanced experience of foreign companies in this field was studied. It is supposed that the pilot less airborne complex produced by Corporation "Irkut" will be required by Russian state structures and foreign customers.

Regional passenger aircraft 111

The project of regional jet-driven aircraft 111 is developed by the Corporation itself and involves creation of an aircraft with advanced aerodynamic configuration, superwide fuselage and competitive aircraft performance characteristics.

At present the project is at the stage of schematic design

8. Information about suppliers of the Company

Suppliers of the Company who provide ten and more percent of all supplies of material assets:

Open joint-stock company "Ufa engine-building production association", the share in total volume of material asset supplies – 36%.

Open joint-stock company "Aerospace Equipment» Corporation", the share in total volume of material asset supplies – 14%.

Open joint-stock company "Ramenskoye Design Company ", the share in total volume of material asset supplies – 11%.

The share of the import of material assets as compared with the total volume of supplies is less than 1%.

Anticipations for availability of material asset sources are evaluated as favorable. Alternative material asset sources are insignificant as compared with the total volume and are not always acceptable for the Company.

The key material asset suppliers are long-term and reliable partners of the Company. Financial standing of material asset suppliers is stable and does not missive. There were no facts of breach of contract obligations by the suppliers. These factors together with contracts concluded between the Company and suppliers let the Company rely upon availability of these sources in future.

9. Information about the policy and expenses of the Company in the sphere of scientific and technology development, licenses and patents, new developments and research

The Company policy in the sphere of intellectual property and performance of scientific research work

As the Company executes its activities in the sphere of high technologies its business strategy involves considerable investments to research and technology and experimental development aimed at creation of new items of intellectual property (with further acquisition of patents). As for the existing patents and license agreements the Company is going to continue their application by means of producing the patented inventions, industrial samples and useful models itself as well as by means of cession of rights under the license agreements.

Use of intellectual property in manufacturing process

Manufacturing the products the Company uses intellectual property items patented by the Company or submitted to it under license agreements. The specific content and volume of rights under license agreements and patents to a considerable extent constitute data dealing with state secret. Besides, the Company uses in manufacturing process unique research works and technologic innovations, which are "know-how".

The Company policy in the field of new development performance

At present in accordance with the purposes and tasks of business-strategy the Company performs developments aimed at creation of new and support of competitive power of existing products. They are mainly executed within new civil projects. New developments are performed within the Company's design offices (JSC "OKB named after A.S. Yakovlev", JSC "TANTK named after G.M. Beriev", CJSC OKB "Russian avionics", CJSC "ITELA", CJSC "Irkut AviaSTEP").

Along with it the Company uses in its activities developments created and patented by other aircraft industry enterprises.

Importance of research and technology for the Company activities

Industrial activity of the Company to a considerable extent depends on creation of competitive inventions by the Company itself and on application of relevant inventions created by other companies. As engineering solutions used for manufacturing aeronautical engineering are subject matter of patent law making substantial investments in scientific research resulting in creation of intellectual property items is one of the priority activities of the Company.

The advantages of investments in the Company's own developments become more evident in connection with competition growth in the industry and an attempt to present new civil products in the world market of aeronautical

engineering. It is almost impossible to create competitive samples without implementation of absolutely new engineering and design solutions.

In spite of the fact that the Company tries to create new products by itself the necessity of purchasing rights for use of intellectual property items created by other companies of the industry must not be completely excluded. It is especially true about production of military aeronautical engineering, as the main developments in this field are performed by different design offices, not included in the Corporation.

However taking into consideration the fact that different design offices specialize in production of different kinds and models of military aeronautical engineering it is impossible to completely exclude the necessity of purchasing patents and licenses for manufacturing of certain products.

Research and technology

The Company considers scientific research and experimental development (SRED) to be one of priorities for financing.

Information on expenses of the Company for SRED using the Company's own funds:

Expense	2001	2002	2003	2004	2005
Expenses for SRED, rub.	265014000	1036220000	965000000	2044685000	381 770 000

The list of patents kept in force for inventions of Irkut Corporation:

No.	Designation of invention	No. of application, priority date	Patent No.
1	Device for creation of an air-cushion support for a vehicle	4942994/11 (047411) June 5, 1991	2090400
2	Flexible seal of the vehicle on the air cushion	5064054/11 (033435) July 10, 1992	2053150
3	Conveying unit on an air cushion for automatic line	97111319/02 (011619) July 1, 1997	2131345
4	Machine for welding of bellow valves	2001123757/02 (025317) August 27, 2001	2196670
5	Method of electrospark alloy addition	2001124844/02 (026530) September 10, 2001	2196665
6	Method of electric arc welding by means of absorbed nonconsumable electrode	2000111617/02 (012117) May 10, 2000	2182061
7	Gyroplane	2000500770*02 (012203) May 10, 2000	48810
8	Method of boronizing of helicoidal surface of component parts	2000122191/20 (023437) August 21, 2000	2191219
9	Rotary explosion engine	2001114834/06 (015581) May 30, 2001	2211930
10	Method of purification of spongy and filiform filtering elements	2002101417 (001090) January 11, 2002	2214300
11	Method of processing pipes' ends which is used in piping	2002103140/02 (002979) 04.02.2002	2222404
12	Method of fluid flow heating	2002114015/06 (014876) 29.05.2002	2225967
13	Ejector pump	2002121552/06 (022389) 15.08.2002	2232305
14	Bush of the main rotor	2002121976/28 (023088) 12.08.2002	2235662
15	Placing the production into prearranged position in space and arrangement for this process	2002124016/20 (025403) 09.09.2002	2226168
16	Method of controlling continuous surface made of dielectric material (electroconductive base)	2002127275/28 (028964) 11.10.2002	2237890
17	Arrangement for hollow production	2002128552/12 (030123)	2248254

	cleaning	23.10.2002		
18	Arrangement for gas protection of the welding seam	2002134118/02 (036170) 18.12.2002		2232069
19	Infusible electrode for arc welding	2003104770/02 (004889) 17.02.2003		2232072
20	Method of woven cutting wire netting by low-amperage plasmic arc	2003120278/02 (021428) 02.07.2003		2245234
21	Method of aircraft's fuel system ablution	2004103213/12 (003380) 01.03.2004		2254939
22	Method of hollow products inside ablution	2004113763/12(014724)05.05.2004		2260485
23	Multifunctional two-seater high manoeuvre tactical aircraft	2001134248/2820.12.2001		2184683

List of applications for inventions of Irkut Corporation

No.	Designation of invention	Application No.	Priority date
1	Main rotor	2005102376/11(002996)	31.01.2005
2	Method of moving away of defects in brazed joints	2004136784/02(039994)	15.12.2004

Production of aeronautical engineering requires special licenses and patents. Though at present the Company possesses licenses and patents necessary for manufacturing of products their termination or revocation can result in impossibility to produce certain samples of aeronautical engineering. Moreover, the Company's failure to receive new licenses and patents in future can result in impossibility to produce new samples of aeronautical engineering and consequently in loss of competitive advantages, which can have negative effect on its financial standing.

Trade marks and symbols of services.

№	Trade mark number	Date of registration	Date of prolongation	Description
1	RU 140431	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
2	RU 140432	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42; Colors: trademark white, black, blue, sky blue, purple (591).
3	RU 140433	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511)
4	RU 140434	29.03.1996	23.11.2014	«ИРКУТ – ТОВАР». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28; Unguarded part of Trade mark: the word «товар» is not a an object of self-supporting legal safeguard (526).
5	RU 140435	29.03.1996	23.11.2014	«ИРКУТ – ТОВАР». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28; Unguarded part of Trade mark: the word «сервис» is not a an object of self-supporting legal safeguard (526).

6	RU 140436	29.03.1996	23.11.2014	«ИРКУТ – СЕРВИС». МКТУ Class and list of goods and services : 35, 36, 37, 39, 41, 42; Unguarded part of Trade mark: the word «сервис» is not a an object of self-supporting legal safeguard (526).
7	RU 140437	29.03.1996	23.11.2014	«ИРКУТ – АВИА». МКТУ Class and list of goods and services (511): 12, 35; Unguarded part of Trade mark: the word «АВИА» is not a an object of self-supporting legal safeguard (526).
8	RU 140438	29.03.1996	23.11.2014	«ИРКУТ – АВИА». МКТУ Class and list of goods and services (511): 12, 35; Unguarded part of Trade mark: the word «АВИА» is not a an object of self-supporting legal safeguard (526).
9	RU 140440	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
10	RU 140441	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
11	RU 240747	19.03.2003	28.06.2012	«АЭРОН». МКТУ Class and list of goods and services (511): 07, 12, 37
12	RU 240748	19.03.2003	28.06.2012	«AIRON». МКТУ Class and list of goods and services (511): 07, 12, 37
13	RU 253451	21.08.2003	05.11.2012	«AERON». МКТУ Class and list of goods and services (511): 07, 12, 37

10. Information on the licenses of the Company

Number: 01-A-AT-P
Date of issue: April 16, 2004
Expiry date: April 16, 2009
Issued by: Russian industry agency
Types of activity: Production of aeronautical engineering, including dual-capable aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 3258
Date of issue: March 12, 2004
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Production of aeronautical engineering, including dual-capable aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 3262
Date of issue: March 12, 2004
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Repairs of aeronautical engineering, including dual-capable aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 3256
Date of issue: March 12, 2004

Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Production of armament and aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 3260
Date of issue: March 12, 2004
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Repair of armament and aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 1849
Date of issue: February 24, 2004
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 1849/1 (issued for IAZ)
Date of issue: February 24, 2004
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 1849/1Y (issued for IAZ)
Date of issue: February 24, 2004
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of state secret defence
The Company anticipation concerning probability of license renewal: favorable

Number: 1849
Date of issue: February 24, 2004
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 908 - X
Date of issue: March 17, 2004
Expiry date: March 17, 2009
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: maintenance works for cryptographic hardware (instruments)
The Company anticipation concerning probability of license renewal: favorable

Number: 909 - P
Date of issue: March 17, 2004
Expiry date: March 17, 2009
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Spreading of cryptographic methods and instruments
The Company anticipation concerning probability of license renewal: favorable

Number: 910 Y
Date of issue: March 17, 2004
Expiry date: March 17, 2009
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of data encryption
The Company anticipation concerning probability of license renewal: favorable

Number: 2551 M
Date of issue: June 23, 2005

Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of state secret and data encryption, assigned for data defence
The Company anticipation concerning probability of license renewal: favorable

Number: 2551 / 1M (issued for IAZ)
Date of issue: June 23, 2005
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of state secret and data encryption, assigned for data defence
The Company anticipation concerning probability of license renewal: favorable

Number: 30026659
Date of issue: August 10, 2004
Expiry date: August 9, 2009
Issued by: RF Ministry of energy
Types of activity: Storage of oil, gas and processing products
The Company anticipation concerning probability of license renewal: favorable

Number: 50022980
Date of issue: May 20, 2004
Expiry date: May 19, 2009
Issued by: RF Ministry of energy
Types of activity: Exploitation of electrical networks
The Company anticipation concerning probability of license renewal: favorable

Number: D 579694
Date of issue: April 11, 2005
Expiry date: April 11, 2010
Issued by: RF Federal services of construction and housing and communal services
Types of activity: Edifice building
The Company anticipation concerning probability of license renewal: favorable

Number: D 566949
Date of issue: May 16, 2005
Expiry date: May 16, 2010
Issued by: RF Federal services of construction and housing and communal services
Types of activity: Edifice designing
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 25, 2002
Expiry date: June 25, 2007
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 26, 2002
Expiry date: June 26, 2007
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with development and (or) manufacturing of devices for technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 339
Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Technical protection of state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 1192

Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with development and (or) manufacturing of devices for technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 705
Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Taking measures and (or) rendering services aimed at counter effort to electronic intelligence collection
The Company anticipation concerning probability of license renewal: favorable

Number: SO-03-209-2707
Date of issue: June 10, 2005
Expiry date: July 1, 2010
Issued by: RF federal control of nuclear and radiation safety
Types of activity: Exploitation of articles containing radioactive substances
The Company anticipation concerning probability of license renewal: favorable

Number: EV-00-005353
Date of issue: May 13, 2005
Expiry date: May 13, 2010
Issued by: RF federal control of nuclear and radiation safety
Types of activity: Exploitation of highly explosive industrial articles
The Company anticipation concerning probability of license renewal: favorable

Number: EkH – 00-005328
Date of issue: May 03, 2005
Expiry date: May 03, 2010
Issued by: FR federal services of ecological, technological and nuclear control
Types of activity: Exploitation of dangerouschemical production
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01503 VE
Date of issue: September 16, 1999
Expiry date: July 1, 2019
Issued by: Committee on natural resources of Irkutsk region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 00068 B R/B V/E ZO
Date of issue: April 6, 2004
Expiry date: April 5, 2009
Issued by: the Angara-Baikal watershed administration
Types of activity: Water consumption
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01604 VR
Date of issue: July 8, 2000
Expiry date: January 1, 2025
Issued by: Committee on natural resources of Irkutsk region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: 1/01804
Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Activities dealing with fire prevention and extinguishing
The Company anticipation concerning probability of license renewal: favorable

Number: 2/03221
Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Execution of works dealing with assembly, repairing and maintenance of fire protection devices
The Company anticipation concerning probability of license renewal: favorable

Number: 38M 03/0011/L
Date of issue: October 16, 2003
Expiry date: October 16, 2008
Issued by: Main administration of natural resources and environmental protection of RF Ministry of Natural Resources in Irkutsl region
Types of activity: Handling dangerous wastes
The Company anticipation concerning probability of license renewal: favorable

Number: r-67
Date of issue: April 20, 2004
Expiry date: undetermined
Issued by: AR MAK
Types of activity: Certificate of aeronautical engineering development contractor
The Company anticipation concerning probability of license renewal: favorable

Number: None
Date of issue: January 01, 2005
Expiry date: undetermined
Issued by: AIRBUS France
Types of activity: Conclusion about quality system estimation
The Company anticipation concerning probability of license renewal: favorable

Number: ST 229-Be-200ChS
Date of issue: December 29, 2003
Expiry date: undetermined
Issued by: AR MAK
Types of activity: Certificate
The Company anticipation concerning probability of license renewal: favorable

Number: PS 3803162
Date of issue: December 12, 2005
Expiry date: December 12, 2010
Issued by: RF Ministry of transport, Federal services of transport control
Types of activity: Maintenance works and repair of rolling-stock on railway transport
The Company anticipation concerning probability of license renewal: favorable

Number: TC 3803187
Date of issue: December 12, 2005
Expiry date: December 12, 2010
Issued by: RF Ministry of transport, Federal services of transport control
Types of activity: Maintenance works and repair of technical instruments on railway transport
The Company anticipation concerning probability of license renewal: favorable

Number: CL 047
Date of issue: March 13, 2006
Expiry date: March 13, 2011
Issued by: Irkutsk region administration
Types of activity: Storage, processing and selling of scrap-iron and non-ferrous metals
The Company anticipation concerning probability of license renewal: favorable

Number: ChL 061
Date of issue: March 13, 2006
Expiry date: March 13, 2011
Issued by: Irkutsk region administration
Types of activity: Storage, processing and selling of scrap-iron and ferrous metals
The Company anticipation concerning probability of license renewal: favorable

11. Principal competitors

Information presented in this section is based on independent evaluations of the markets, in which the Company performs its activities.

INTERNATIONAL MARKET OF MILITARY AERONAUTICAL ENGINEERING

The Company is the leading Russian manufacturer of military aeronautical engineering.

General characteristics of the market

The market of combat aircraft complexes is the largest segment of the world market of weapon and military equipment. There are no exact accepted estimations of capacity of these markets. The most competent and often quoted is the opinion of London international institute of strategic research, which estimates the whole world market in 2000 to be 29,500 million US dollars. It is believed that aviation segment constitutes up to 60% of the world market of weapon and military equipment, that is about 18,000 million US dollars. The market of military aeronautical engineering has the following distinctive characteristics:

1) Supplies of aviation systems cause market heating in the interconnected segments such as air-launched weapons, systems of long-distance radar support, airborne refuellers, ground-based equipment, air defense systems, etc.

2) Supplies of even one aircraft in most cases result in long-term programmers of maintenance, technical support of exploitation and modernization of supplied aircrafts. For example, exploitation of pursuit planes involves three engine changes in the course of their lifecycle.

3) Aviation systems affect combat potential of armed forces more and more. This tendency marked during the Second World War found its further development in the course of local conflicts of the last 50 years. Armed confrontation is transferred from overland into air area. Winning domination in the air is necessary for success of armed confrontation. The stability of this tendency is the basis for stability and development of military aeronautical engineering.

Prospects of the market development

It can be definitely anticipated that within the nearest twenty-twenty-five years the market of military aircraft complexes will become the backbone segment of the whole world market of weapon and military equipment. Though the share of control, scouting and communication systems in the structure of military export will grow intensively the proportion of aviation supplies will remain because of decrease of export of weapons for ground postures and navies. As for absolute figures the capacity of aviation market (both supplies and modernization) will increase as in the nearest future the number of conflicts will grow dramatically, economic possibilities of a number of large importers of military aeronautical engineering will improve, including the traditionally Russia-oriented importers, besides the new world armament and technology race will begin.

Key players in the market

The key players in the market of air weapons and military equipment are the USA, Russia, France, the European consortium producing pursuit planes Euro fighter and British-Swedish alliance BAe – SAAB.

The most stable position in the market is occupied by the USA, which has a number of advantages as compared with competitors. The most important of these advantages are:

1) The possibility to offer the whole range of military aeronautical engineering – lightweight (F-16), medium (F-18), heavy (F-15, F-14) pursuit planes, strike fighters and service aircrafts (airborne early warning and refuellers).
2) High quality of aircrafts caused by high level financing of SRED and existence of several old and developed design schools.
3) Competitive price level achieved as a result of large internal orders, which provide high-volume production and decrease the cost of a product unit.
4) Powerful state support caused mainly by great economic, military and technologic potential of the USA.

The American expansion in the market is limited by striving of certain countries to preserve at least the minimum level of diversification of weapon sources, as well as conservative approach of the USA to the problem of advanced technology transfer. Thus the USA with great reluctance and only under high pressure give to importers their most modern air-to-air missiles AMRAAM and especially software codes of on-board processors. Nevertheless the USA control more than a half of the aviation market.

The largest importers of American aeronautical engineering in recent years have been Saudi Arabia (pursuit planes F-15), Japan (licensed production of F-15 and F-16), Taiwan (F-16) and Israel (F-15 and F-16).

Evidently in the nearest decade before the new generation pursuit plane F-35 comes to the market American export will consist of supplies of profoundly retrofitted versions of lightweight and medium pursuit planes

F-16 block 52/60 and F-18E/F Super Hornet. At present the USA have already received large orders for F-16 block 52 from Greece and Israel, for F-16 block 60 from the United Arab Emirates, for F-18E/F from Malaysia.

The third exporter after the USA and Russia is France. The main advantage of French positioning in the market is high quality of aircrafts. The main achievement is a very strong position in the sector of lightweight one-engine pursuit planes resulting from high military characteristics of pursuit planes of Mirage 2000 family. The key buyers of these planes are Taiwan, Greece and the UAE, the UAE has placed an order for the latest version of this aircraft Mirage 2000-9. Along with successful market promotion of pursuit planes Mirage 2000 the reaction of the market to the most modern French pursuit plane Rafale is rather inactive. No export orders are received for this aircraft. It is caused mainly by its high price. It is extremely high price of French aeronautical engineering, which is the key limitation of Dassault Aviation expansion in the market. Besides, it should be mentioned that France has no offers in the sector of airborne early warning devices and airborne refuellers and it makes impossible for this country to promote complex solutions integrating combat and servicing components.

Most probably the British-Swedish super lightweight pursuit plane Grippen has certain perspectives in the market. The strong point of this offer is low purchasing cost, low operating cost, meeting requirements of Air Forces of countries with small territory, good offset offers. Orders for this aircraft are placed by the SAR, the contracts for its purchase by Poland, Hungary and Czech republic are being signed.

The European pursuit plane Euro fighter has not received any export orders because of its high price and too slow programmed realization (especially as for imparting to the aircraft potential function air-to-ground). The aircraft lost the tender in South Korea and Norway. Greece, which chose Euro fighter for political reasons in order to intensify its European relations froze the transaction for financial reasons and almost simultaneously placed orders for American F-16 block 52 and French Mirage 2000-5Mk.2.

To sum up the greatest competition to Russian products in aviation market is made up by American pursuit plane F-18E/F and to a less degree by French aircrafts Raffle and Mirage 2000-5.

Positions of Russian manufacturers in the market

Unlike the situation in the sector of civil aircraft construction in military sphere Russia along with the USA, France and Europe remains an independent scientific and production pole, which quite successfully participates in world competition in this market. The main markets for sales of Russian pursuit planes are China and India. Besides, Russia actively promotes its production to the markets of the countries, which try to preserve pluralistic approaches in foreign policy resulting in diversification of weapon sources. Among these countries there are ASEAN members, Brazil, several states of Near East. Outside Chinese and Indian markets (aviation segment of which is completely or mainly controlled by Russia) Russia tries to compete with European and American offers, which are either too expensive (in case of Europe) or impose considerable political and technological limitations (in case of the USA).

Russian offers cover almost all segments of the market except lightweight and superlightweight one-engine pursuit planes. However the base of Russian position in the market is provided by sales of heavy combat complexes. Their export constitutes 90% of all Russian aviation supplies abroad. In this segment the position of Russia is very strong and can be challenged only by the USA as Russia has an excellent offer in terms of technical and financial characteristics – a multifunction pursuit plane Su-30MKI, which at present ensures leading technological position of our country in the world aviation market. At present Su-30MKI is the only pursuit plane in serial production, which is equipped with a radar with phased array antenna and an engine with controlled thrust vector. The USA will catch up with this backlog only when serial production of F-18E/F Super Hornet begins. Su pursuit planes are produced by two Russian enterprises JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur).

Perspectives of Russia in the market of military aeronautical engineering

Perspectives of Russia in the market of military aeronautical engineering mainly deal with increase of competitive advantage in the sphere of heavy combat aircraft complexes. This should include both supplies of such aircrafts and making attractive offers on modernization, which will ensure constant increase in combat capabilities of pursuit planes of Su-30 family.

Regional structure of Russian sales markets will not change greatly in the nearest decade. China and India will remain key customers. Probably China will purchase at least one more consignment of pursuit planes Su-30MKK, but the customer will be naval forces of Chinese army and not its air forces. Further on as far as licensed production is mastered and the experience in exploitation of heavy pursuit planes is obtained China will concentrate on modernization programmed for its substantial number of Su-27 and Su-30. One should not exclude the possibility that if we have an appropriate offer at the end of 2006 – beginning of 2007 China will implement its third (after purchases of Su-27 in 1992-1996 and Su-30 in 1999-2003) programmer of purchasing combat aircraft complexes of Su-30 family with considerably increased power possibilities (on the basis of the engine intermediate between the fourth and the fifth generation) and weapon control system based on use of radar with phased array antenna.

India will concentrate its efforts on realization of the programmed of licensed production of Su-30MKI and forming an aviagroup for air-capable cruiser "Admiral Gorshkov". It can be expected that in the middle of the license programmed term, that is in 2006-2007 Indian Air Forces will not be satisfied with characteristics of Su-30MKI and their requirements to energy, possibilities of informing and control area, air-launched weapons and to reducing of all kinds of notice ability will become much more strict.

However the mentioned supposition of possibility to organize in the middle of the decade another large wave of product sales or modernization programmed, remaining within the conception of the fourth generation can be realized only if Russia has had an appropriate offer by that time.

Other possible sales of Russian heavy pursuit planes are to Malaysia (12-16 aircrafts), Brazil (12-24 aircrafts), Indonesia (not more than 12 aircrafts) and Vietnam (up to 24 aircrafts). The region of Near and Middle east is a very attractive market. Here a number of states, which are traditional customers of Russia need renewal of aircrafts of their Air Forces. Among these states there are Libya, Iran and Syria. Tripoli and Teheran will most probably purchase heavy pursuit planes. However possibilities of Russian presence in this region are limited by counterefforts of the USA and Israel, which are expressed both in the form of direct mainly economic pressure and in actions of persons with shared loyalty in the state management system of Russia.

Production capacities of Su manufacturers JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur) will completely satisfy the abovementioned demand.

INTERNAL MARKET OF MILITARY AERONAUTICAL ENGINEERING

The Company plans to supply airplanes Su and Yak for RF Air Forces.

The main doctrinal document of the Russian army – Government programmed of deionization – states that no large-scale purchases of new weapon and military equipment are planned till 2010. In general it corresponds to the world practice that shows that total equipment of the armed forces with technologically obsolete armament can be begun after approximately 10 years of permanent economic advance. For example, Air Forces of China started to purchase Russian pursuit planes Su-27 in 1992 (the negotiations began in 1989), that is 10 years after the course of four modernizations was announced.

This rule can be violated in case of sudden aggravation of international climate or unexpected intensive economic growth, but one should assume that resolutions on purchase of weapons of new generations will be made in 2010. Current attempts of management of JSC "Company Sukhoy" to lobby start-up of the programmed of the pursuit plane of the fifth generation will be in vain. However limited investments in SRED and renewal of the existing aircrafts are absolutely inevitable. Firstly, most probably that not later than in 2005 the programmed of profound modernization of combat aviation will be implemented. The purpose of such programmed will be enabling aircrafts to be used day-and-night in any weather and qualitative improvement of the information environment of their application. Most probably this programmed will be correlated with requirements of the largest importers of Russian pursuit planes, first of all with requirements of Indian Air Forces.

Secondly, significant wear of aircrafts, which have not been renewed for more than ten years can force limited purchases of new planes of generation four plus. Most probably RF Air Forces will have to purchase pursuit planes on the basis of Su-30MKI model, French and Israeli elements in the Russian version will be replaced by home-made systems.

CIVIL AERONAUTICAL ENGINEERING

At present the main civil model of the Company is multifunction amphibious aircraft Be-200 in different modifications. The model is already used by RF Ministry of Emergency Situations, supplies abroad (mainly to West European countries) are planned.

In the market of multifunction aircrafts of this class Russia has quasimonopolistic position. The only competitor in this sector is Canadian firm Bombardier, which promotes out of date machines. Be-200 produced by the Company is the most perspective Russian offer in the sector of amphibious aircrafts. The technical advantages of this product were enhanced after signing a contract between the Company and European consortium EADS. Besides, under this contract marketing department of EADS will participate in promotion of the aircraft to the world market.

In the long term the Company plans to enlarge the share of civil products in manufacturing structure. The basic perspective civil models/dual-capable models are transport aircraft IRTS (MTA), pilot less flight vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

COMPETITIVE POSITIONS OF THE COMPANY (MAJOR CONCLUSIONS)

Military aeronautical engineering (international market)

1) The competitive positions of the Company in the foreign market of military aeronautical engineering are persistent, the Company plans to broaden the geography of its supplies.

2) Because of its technical characteristics as well as a number of geopolitical and economic factors the demand for combat aeronautical engineering produced by the Company is growing in the foreign market (mainly in the markets of Asian countries: India, Malaysia, China, etc. as well as in the markets of developing countries). The market of India plays the key role for the Company. The company is an active

participant of creation of military and production alliance of India and Russia. Cooperation of the Company with the Indian party related to the project Su-30MKI is performed under long-term contracts, which ensure considerable part of the Company revenue up to 2017.

3) In many cases military products of the Company outmatch the described foreign analogues in technical characteristics and, besides, their price is more attractive.

4) Products with analogous price/quality ratio are produced only by JSC "KNAAPO", which is a part of state holding "Sukhoy". Interaction of the two companies is executed on the basis of agreements specifying the main conditions of cooperation of the Company and the holding "Sukhoy" in the fields of design, manufacturing, marketing and after-sale servicing of Su product line.

Military aeronautical engineering (internal market)

1) The Company possesses manufacturing and technical potential necessary for supplies of military aeronautical engineering for RF Air Forces.

2) The combat aircraft park of RF Air Forces needs renewal. There is a probability of start-up of a large-scale reequipment program. However even if the latter is not implemented Air Forces will make limited purchases of new aircrafts because of significant wear of their aircrafts.

3) The Company is the most probable contractor for manufacturing/modernization of combat aircrafts for RF armed forced as far as model lines Su and Yak are concerned. At present the Company is implementing the program of modernization Su-30KN, which was chosen by RF Air Forces as the basis for modernization of the whole park of Russian pursuit planes of Su-27/30 family.

4) Thanks to advantageous location of the Company plant (city of Irkutsk), which allows to minimize labor costs and have an acceptable level of transport costs as well as its remoteness from Chinese border the Company sites are the most acceptable for manufacturing of combat aeronautical engineering for RF Air Forces.

Civil aeronautical engineering

1) The Company begins active promotion of civil products and dual-capable products in the international market.

2) The main civil product of the Company is multifunction amphibious aircraft Be-200, which has no analogues in the world. The model will be promoted in different modifications both in the foreign and in the Russian market. At present the Company produces Be-200 for RF Ministry of Emergency Situations.

3) Other perspective civil models/ dual-capable models are transport aircraft IRTS, unmanned flight vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

4) The possibility to apply certain perspective civil models for military purposes will enable the Company to use the existing sales channels and customer base for their promotion.

12. Plans for future activities of the Company

Development strategy of "Corporation "Irkut" is aimed at satisfying demands of Russian and international aviation markets.

The main tasks set by the Company are diversification of the product line and international cooperation.

To reduce market and political risks the Company implements the strategy of production diversification and enlargement of the product line by means of civil aviation projects. In the nearest future it is planned to increase the revenue from manufacturing of civil aeronautical engineering.

The main project of "Corporation "Irkut" in the field of civil aircraft construction is manufacturing of multifunction amphibious aircraft Be-200. Its multitask capability and excellent performance characteristics cause very good sales perspectives in the countries with long coast line and hard-to-reach areas.

The Corporation is going to strengthen the acquired positions in the military aviation market, making new supplies and performing modernization of existing aeronautical engineering and designing competitive promising weapon systems of new generation.

Along with diversification of existing business the corporation pays much attention to extending cooperation with the largest world manufacturers of aeronautical engineering. The main aspects of cooperation is manufacturing of certain components on production capacities of the Company enterprises, cooperative marketing and sales of products. Implementation of these plans and extension of the sales market will allow, on the one hand, to diversify the product line, and on the other hand, to exchange advanced technologies of manufacturing and design with foreign partners.

Besides the above-mentioned measures, which are mainly externally-oriented, the Company plans to use internal resources such as:

- enhancement of cost efficiency;

optimization of balance sheet structure and sales of non-core assets.

Investment policy of the Company involves three major aspects of investment performance:

o investments in production	Technical and technological reequipment of production is one of priority tasks for the nearest future.
o investments in scientific research and experimental development	Civil and military aeronautical engineering offered nowadays by the main manufacturers is a high technology product. To ensure competitive power it is necessary to invest much funds into scientific research and experimental development. Considering this factor Corporation "Irkut" believes that SRED is one of priority aspects.
o Purchase of production-related companies	The main purpose of purchasing production-related companies is consolidation of assets in aircraft industry and related industries. It will enable to optimize corporate structure and considerably decrease transaction expenses. Besides the Corporation strives for reduction of market and political risks by means of product diversification. Another reason for strategic investments in production-related companies is search for additional production sites for implementation of promising projects.

The sources of future revenues of the Company are revenues from current contracts for supply of aeronautical engineering.

13. Information about the number of employees, generalized data on education and membership of the Company staff (employees), as well as on alteration of the number of Company employees.

Parameter	2001	2002	2003	2004	2005	30.06.2006
Average employment volume, people	14,191	15,503	15,609	11,265	10 509	10 629
Finances spent on remuneration of labor, rub.	991,834,700	1,420,156,800	1,565,324,200	1,411,470,000	1 430 323 000	462 160 467
Finances spent on social welfare, rub.	325,749,866	378,909,673	408,158,600	443,827,000	425 992 800	407 380
Total amount of spent finances, rub.	**1,317,584,566**	**1,799,066,473**	**1,913,482,800**	**1,855,297,000**	***1 856 315 800***	***462 567 847***
Segment of employees	***23,4***	***23***	***24,2***	***23***	***27,2***	***26,8%***

with higher education						

III.CORPORATIVE INFORMATION

1. Company Shareholders rights and obligations

In accordance with Clause 9 of the Charter the Company Shareholders – owners of voting shares have the following rights:

Shareholders-owners of voting shares shall have the following rights:

1) to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter and the Federal Law "on Joint Stock Companies";
2) to receive dividends and in case of Company liquidation, to receive part of property, remaining after performing final pays to all creditors, or its value, in such an order, as provided for by the Laws of the Russian Federation and this Charter.;
3) to participate in Company General Shareholders' Meetings and vote either personally or through their duly authorized representative on problems under review during the Meetings;
4) to right of pre-emptive purchase of shares, issued via prior open subscription, and for issued securities, which can be converted into shares, in proportion to already owned shared of the same category (type);
5) to demand for convening of extraordinary General Shareholders' Meeting, extraordinary check of Company activities by Auditing Committee in such an order and under such conditions, as provided for by the Federal Law "on Joint Stock Companies" and this Charter;
6) to have an access to Company documents in such an order and volume, as provided for by the Federal Law "on Joint Stock Companies".
7) to alienate possessed shares without receiving confirmation from the Company or other Shareholders;
8) to file a case in court.
9) Other rights, as provided for by the Federal Law "On Joint Stock Companies" and this Charter

Each Company ordinary share gives Shareholder – owner of such a share equal rights.

When a Shareholder sells his shares, at the same time he transfers his rights and obligations.

A Shareholder is obliged:

1) to observe this Charter and other Company documents;
2) to fulfill assumed obligations in the proper order
3) not to divulge any confidential information, related to Company activities;
4) to pay up shares in such an order, amounts and using such methods, as provided for by this Charter and decisions regarding the issue of such shares;
5) to inform the Company Registrar timely regarding the personal data changes.

After reorganization of legal entity – Company Shareholder or death of a person – Company Shareholder, successors (heirs) shall become Company Shareholders in such an order, as provided for by the Laws of the Russian Federation.

When reorganization of the legal entity – Corporation Shareholder takes place or if a person – Shareholder of the Corporation dies, legal successors (heirs) become Corporation Shareholders in accordance with the procedure set by the legislation of the Russian Federation.

2. Information on the Structure and Competence of the Company Executive Bodies

The following bodies are the Executive bodies of the Company (in accordance with Item 11.1 of the Charter):

- the General Shareholders' Meeting;
- the Board of Directors;
- the CEO (individual executive body);
- the Executive Committee (collective executive body)
- the Liquidation Committee – for the period of Company liquidation.

The Auditung Commission and the Company Auditor are the control bodies monitoring financial and economic activities of the Companies.

The members of the Board of Directors and the Auditing Committee shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting, by the Provisions for the Board of Directors, by the Provisions for the Auditing Committee.

The President shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting and by the Provisions for the President.

The members of the Liquidation Commission in case of voluntary liquidation shall be appointed by the General Shareholders' Meeting; if liquidation is compulsory, Arbitration Court shall appoint them.

The Company in the process of implementation of its activities shall follow the provisions of the Corporative Conduct Code, which was elaborated in accfordance with the Corporative Conduct Code recommended by the Federal Commission for Securities Market of Russia for Share Issuers and approved at the annual General Shareholders' Meeting on 26.06.2004 (Minutes No.20).

2.1 The Company General Shareholders' Meeting

The Corporation supreme Executive body is the General Corporation Shareholders' Meeting.

The annual General Corporation Shareholders' Meeting shall be held not earlier than six months after the fiscal year end.

If necessary, the Corporation shall hold extraordinary Meetings of Shareholders in addition to the annual General Shareholders' Meeting.

Competence of the General Corporation Shareholders' Meeting shall cover the following issues in accordance with the Charter 12 (Item 12.3 of the Charter):

1. Introduction of changes and adductions unto the Company Charter or approval of an edited wording of the Company Charter;
2. Company reorganization;
3. Company liquidation, establishing of Liquidation Committee and approval of intermediate and final liquidation balances;
4. Election of Board of Directors members and revoking of their authority;
5. Determination of quality, nominal value, categories (types) of issued shares and rights, provided by these shares;
6. Increase of the Company Authorized Capital via increase of nominal value of shares;
7. Reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their quantity, and via paying off the purchased or bought out shares;
9. Election of members of the Auditing Committee and early revoking of their authority;
10. Approval of the Company's Auditor appointment;
11. Paying (declaring) of dividends according to the first quarter, six months, and nine months of the financial year.
12. Approval of annual reports, annual accounting reports (including profit-and-loss report (profit-and-loss accounts) for the Company. And distribution of profit, including paying (declaring) of dividends, and excluding all the profit, distributed as dividends according to the results of the first quarter, six months and nine months of the financial year) and Company losses, according to the financial year results;
13. Setting of a proper order of the Company General Shareholders' Meeting convening;
14. Election of members of the Company's Auditing Committee and early revoking of their authority;
15. Splitting up and consolidation of shares;
16. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 83 of the Federal Law "on Joint Stock Companies";
17. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 79 of the Federal Law "on Joint Stock Companies";
18. Acquiring of issued shares by the Company in such cases, as provided for by the Federal Law "on Joint Stock Companies";
19. Taking decisions regarding participation in holding companies, financial-industrial groups, associations and other unions of companies;
20. Approval of internal documents, regulating activities of the Company executive bodies;
21. Taking decisions regarding other issues, as provided for by the Federal law on "Joint Stock Companies".

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Executive Committee.

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Board of Directors, excluding the issues foreseen by the Federal Corporation Law.

The General Corporation Shareholders' Meeting is not entitled to consider and take decisions as regards the issues, which are not covered by its competence as per the Federal Corporation Law.

Information on holding the General Shareholders' Meeting in accordance with the Corporation Charter (Clause 15 of the Charter):

The notification on holding the General Shareholders' Meeting should be sent no later than 30 (thirty) days

before the date of its holding and the notification on holding the General Shareholders' Meeting with the item on the Company reorganization on the agenda should be sent no later than 40 (forty) days before the date of its holding.

According to Clause 53 c. 2 of the Federal law "On joint stock companies" the notification on holding an extraordinary General Shareholders' Meeting should be sent no later than 60 (sixty) days before the date of its holding.

The notification on holding the General Shareholders' Meeting should be sent within the specified periods of time to each person stated in the list of persons who are entitled to participate in the General Shareholders' Meeting in the written form by means of registered mail, telex, fax or message to the addresses indicated in the register and should be handed in personally against receipt. The notification may also be published in newspaper "Vostochno-Sibirskaya Pravda" as well as in other mass media determined by the Board of directors of the Company, including electronic ones, an electronic message can also be sent to the address of shareholders if they expressed their wish to receive such messages in this particular form.

The notification on holding the General Shareholders' Meeting should include:

- full name of the Company and its location;
- form of holding the General Shareholders' Meeting (meeting or absent voting);
- date, place (postal address), time of holding the General meeting of shareholders of the Company and in case filled in ballot-papers can be sent to the Company in accordance with Clause 60 c. 3 of the Federal law "On joint stock companies" the postal address where the filled in ballot-papers can be sent, or if the General Shareholders' Meeting is held in the form of absent voting the expiration date of ballot-paper acceptance and the postal address where the filled in ballot-papers should be sent;
- time when registration of participants of the General Shareholders' Meeting begins;
- date of listing the persons entitled to participate in the General Shareholders' Meeting;
- agenda of the General Shareholders' Meeting;
- procedure of studying information (materials) subject to submission during preparation for holding the General Shareholders' Meeting and the address(es) where it can be found.

The information (materials) subject to submission during preparation for holding the General Shareholders' Meeting includes:

- annual financial reporting, including the report of the Company Auditor, conclusion of the Company Auditing Committee on results of the audit of annual financial reporting;

- information about the candidate (candidates) to individual executive body of the Company, the Board of directors, the Company Auditing Committee and the Company's Counting Commission;

- draft alterations and addenda to be introduced in the Charter of the company or the project of new wording of the Charter, draft Decisions of the General Shareholders' Meeting;

- analytical treatment and press materials;

- annual report of the Company;

- conclusion of the Company Auditing Committee concerning credibility of the data in the annual report of the Company;

- reports of the Board of directors on the work executed within the reporting period, on observance of the Code of corporate conduct and on application of reserve and development funds of the Company adopted by the Board of directors;

- recommendations of the Board of directors for profit distribution, including the amount of dividends to be paid on the Company shares and the dividend payment procedure, for distribution of losses according to results of financial year as well as transfer of money to development fund of the Company (specifying the amount of money appropriated to different applications including fee earnings of the members of the Board of Directors, the Auditing Committee and executive bodies of the Company and/or refund of charges caused by functioning as members of the Board of Directors, the Auditing Committee of the Company).

In accordance with Items 14.3 and 14.4 of the Corporation Charter The extraordinary General Shareholders' Meeting of the Company shall be convened by the decision of the Company Board of Directors by its own initiative, by the Company Auditing Committee demand, by demand of Shareholder (Shareholder) possessing not less than 10 % (in words: ten percent only) of the Company voting shares to the date of demand raising.

The demand regarding convening of the extraordinary General Shareholders' Meeting of the Company shall be considered received from Shareholders, who have signed it

The voting share portion of Shareholders (Shareholder) who have demanded for convening of the extraordinary General Shareholders' Meeting of the Company shall be determined to the date of rising of such a demand.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is forwarded through ordinary letter or other ordinary mail, the date of raising of such a demand shall be the date stamp impression, which confirms receiving of the letter. If it is done through special delivery letter or any other registered mail, then the submittal date shall be the date of forwarding a demand against receipt.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is given against receipt, then the submittal date shall be the date of handing over.

If needed, the Company shall have the right to convene extraordinary General Shareholders' Meetings, convened aside of annual General Shareholders' Meeting (Item 12.1 of the Charter).

In accordance with Article 55 of the Federal Corporation Law, an extraordinary General Shareholders' Meeting called upon the request of the Corporation Auditing Committee (Inspector), of the Corporation Auditor or of the Corporation Shareholders (Shareholder) being the owners of at least 10 per cent of the voting Corporation shares shall be held within 40 days from the moment when the demand for an extraordinary General Shareholders' Meeting calling.

If the extraordinary General Shareholders' Meeting proposed agenda contains the issue concerning election of the Board of Directors members to be elected by cumulative voting, such a General Shareholders' Meeting shall be held within 70 days from the moment when such demand for an extraordinary Meeting calling was made.

Within 5 (five) days from the date when the demand for calling an extraordinary General Shareholders' Meeting was made by the Auditing Committee, by the Corporation Auditor or by the Shareholders (Shareholder) being the owners of at least 10 per cent (ten per cent) of the Corporation voting shares, the Board of Directors of the Corporation shall take a decision either to call an extraordinary General Shareholders' Meeting or to reject calling it.

If within the term fixed by this Charter the Board of Directors does not take a decision as regards an extraordinary General Shareholders' Meeting calling or takes a decision to reject calling it, an extraordinary General Shareholders' Meeting may be called by the bodies or persons demanding for its calling. At that the bodies and persons calling an extraordinary General Shareholders' Meeting have the authorities foreseen by the present Charter and by the Federal Corporation Law, which are necessary for the General Shareholders' Meeting calling and holding.

The list of persons who are entitled to propose issues to be added to the agenda of the General Issuer's Shareholders' Meeting and the procedure of such proposals submission is as follows:

In accordance with Clause 14.1 of the Charter, the Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to introduce items into agenda of the annual General Shareholders' Meeting of the Company and to nominate candidates for the Board of Directors, Auditing Committee, Counting Commission, and CEO of the Company. The numbers of these candidates shall not exceed the number of the persons to be appointed for the corresponding body. Such proposals shall be submitted to the Company not later than 60 days (in words: sixty days) after the end of financial year.

If the proposed agenda of the extraordinary Company General Shareholders' Meeting contains items regarding election of members of the Board of Directors, Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to nominate candidates for election into the Company Board of Directors. Such proposals shall be submitted to the Company not less than 30 days (in words: thirty days) before the convening date of extraordinary General Shareholders' Meeting of the Company.

Proposals regarding agenda of the Company General Shareholders' Meeting shall be considered to have been submitted by the persons, who (whose representatives) have signed them.

The portion of voting shares, belonging to Shareholders (Shareholder) introducing a proposal regarding agenda of the Company General Shareholders' Meeting, shall be determined on the date of introduction of such a proposal.

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting and regarding nomination of candidates shall be executed in written form with indication of names, quantity and category (type) of shares, owned by Shareholders (Shareholder) introducing the proposal, and shall be signed by these Shareholders (Shareholder).

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting shall contain wording for each proposed item, proposals regarding nomination of candidates shall contain name of each candidate and name of the corresponding body which he is nominated for. Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting may include contain wording solution for each issue.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares are recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is sent by mail, submittal date shall be the date shown on date stamp impression, which confirms receiving of the letter. If this is a special delivery letter, then the submittal date shall be the date of receipt.

When nominating candidates for the Board of Directors, Auditing Committee or Counting Commission or CEO of the Company, Shareholder shall attach written confirmation of the nominee and information regarding the candidate to be provided for familiarization to persons eligible for participation in the Company General Shareholders' Meeting during preparations for convening General Shareholders' Meeting of the Company. Such information shall include:

- full name of the candidate;
- citizenship of the candidate;
- information regarding education and raising of qualification for the past 3 years (in words: three years) (name of education establishment, date of graduation from it, its qualification) of the candidate;
- information regarding places of employment for the past 5 years (in words: five years) in chronological order, names of companies and held offices;
- quantity, category (type) of the Company shares owned by candidate;
- name of the Company body, which candidate is nominated for, and his confirmation of consent to be elected;
- candidate's pledge to observe provisions of this Charter and other Company internal documents, decisions taken by the Company General Shareholders' Meetings in case of his election into the executive bodies of the Company.

The Board of Directors of the Corporation is liable to consider the proposals received and to take a decision as regards their inclusion into the agenda of the General Corporation Shareholders' Meeting or as regards denial to include them into the said agenda not later than 5 (five) days upon expiration of the terms set by Paras. 1 and 2 of Charter Item 14.1.

The issue proposed by Shareholders (Shareholder) shall be included into the agenda of the General Corporation Shareholders' Meeting; in a similar manner, the candidates nominated shall be included into the list of candidates for voting in order to elect the respective body of the Corporation, except for the following cases:

- if Shareholders (Shareholder) do not observe the terms as per paragraphs 1 and 2 of Item 14.1 of this Charter;
- if Shareholders (Shareholder) are not the owners of the certain number of the Corporation voting shares foreseen by paragraphs 1 and 2 of Item 14.1 of this Charter;
- if the proposal does not comply with the requirements foreseen in paragraphs 5 and 6 of Item 14.1 of this Charter;
- if the issue proposed to be included into the agenda of the General Corporation Shareholders' Meeting is not covered by competence of this Meeting and (or) does not comply with the Federal Corporation Law requirements and with other legal norms of the Russian Federation.

The Corporation Board of Directors' motivated decision about denial to add the proposed issue into the agenda of the General Corporation Shareholders' Meeting or about denial to add the nominated candidate into the list of candidates for voting in order to elect the Corporation respective body shall be sent to the Shareholders (Shareholder), who have brought the issue for consideration or nominated the candidate, not later than 3 (three) days from the date of decision-making.

The Corporation Board of Directors' decision about denial to add the issue to the agenda of the General Corporation Shareholders' Meeting or about denial to include the candidate into the list of candidates for voting to elect the respective Corporation body as well as evasion of the Board of Directors from decision-making may be appealed against in the Court.

The Corporation Board of Directors is not entitled to amend the wordings of issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting and the wordings of decisions taken as regards those issues.

Apart from the issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting by Shareholders, or if there are no such proposals, no candidates, or the number of candidates nominated by Shareholders for formation of the respective body is insufficient, then the Board of Directors of the Corporation is entitled to include issues into the agenda of the General Corporation Shareholders' Meeting or candidates into the list of candidates at its own discretion.

The list of persons entitled to get familiarized with the information (materials) provided for preparation and holding of the General Issuer's Shareholders' Meeting and the procedure of getting familiarized with such information (materials) are as follows:

In accordance with Items 15.1., 15.2., 15.3., 15.4 of the Issuer's Charter notification about the General Corporation Shareholders' Meeting holding shall be sent not later than 30 (thirty) days before, and notification as regards holding the General Corporation Shareholders' Meeting whose agenda contains the issue on the Corporation reorganization shall be sent not later than 40 (forty) days before the date of such Meeting.

In the case foreseen by Item 2 of Article 53 of the Federal Corporation Law notification about an General Corporation Shareholders' Meeting holding shall be sent not later than 60 (sixty) days before its date.

Within the terms stipulated notification about the General Corporation Shareholders' Meeting holding shall be sent to each person mentioned in the list of persons entitled to participate in the General Corporation Shareholders' Meeting by means of sending written notices (registered letters, telex messages, fax messages) personally to the addresses given in the Register; those notice shall be handed over to the said persons personally against receipt, or by means of publishing in Vostochno-Sibirskaya Pravda newspaper as well as in other mass-media including electronic ones; these mass-media shall be chosen by the Board of Directors; notification can also be transmitted by means of sending it to Shareholders' addresses in electronic mode provided they have expressed their will to get such messages in this mode.

In the notice about the General Corporation Shareholders' Meeting holding the following data shall be given:

- Full Corporation name and the Corporation location;
- The form of the General Corporation Shareholders' Meeting holding (a meeting or absentee voting);
- The date, place (postal address), time of the General Corporation Shareholders' Meeting holding; if in accordance with Item 3 of Article 60 of the Federal Corporation Law completed bulletin forms may be sent to the Corporation, the postal address those forms to be sent at shall be given; if the General Corporation Shareholders' Meeting is held in the form of absentee voting, the voting bulletin forms acceptance completion date and the postal address those forms to be sent at shall be given;
- The General Corporation Shareholders' Meeting participants registration commencement time;
- The date of drawing up a list of persons entitled to participate in the General Corporation Shareholders' Meeting;
- The General Corporation Shareholders' Meeting agenda;
- The procedure of familiarization with information (materials) subject to be presented in the course of preparation for the General Corporation Shareholders' Meeting holding and the address (addresses) where this information is available.

The following pieces of information (materials) subject to be presented to the persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting holding shall be available:

- Annual accounting report including the Corporation Auditor conclusion and the Corporation Auditing Committee conclusion as per the results of the annual accounting report auditing;
- Information about the candidate (candidates) to be given to the individual executive body of the Corporation, to the Corporation Board of Directors, to the Corporation Auditing Committee and to the Corporation Returning Board;
- The draft of amendments and additions introduced into the Corporation Charter or the Corporation Charter draft new version, or drafts of internal Corporation documents, or drafts of the general Corporation Shareholders' Meeting decisions;
- Analytical research and mass-media materials;
- The Corporation Annual Report;
- Conclusion of the Corporation Auditing Committee as regards adequacy of the data included into the Corporation Annual Report;
- The following documents approved by the Board of Directors: the Board of Directors' Report on the work done covering the reported period; the Report on Fulfillment of the Corporative Conduct Code; the Report on application of the Reserve Fund and of the Corporation Development Fund.
- Recommendations of the Board of Directors of the Corporation as regards profit distribution including dividend rate paid per the Corporation share and the procedure of its payment as well as the Corporation losses as per the results of the fiscal year; recommendations as regards assignment of assets to the Corporation Development Fund (stating the value of the assets assigned for certain utilization purposes, including remuneration for the Board of Directors members, for the Auditing Committee members and for the Corporation executive bodies members and/or compensation of expenses related to performance of the Board of Directors members' and the Auditing Committee members' functions).

The additional information to be necessarily provided to persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for this Meeting, provided the agenda thereof contains the issue related to the Board of Directors of the Corporation members election, the Corporation President election, the Corporation Auditing Committee members election and the Corporation Returning Board members election is as follows: information concerning availability or lack of the written consent of the candidates nominated to be elected to a respective Corporation body and the data about the candidates in accordance with Article 14.1 of this Charter.

In addition the following documents approved by the Board of Directors shall be enclosed to the Corporation Annual report: the Report on the Development Fund Assets utilization, the Report on the Board of Directors performance and on the Corporative Conduct Code fulfillment.

The following documents shall be deemed additional information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the

General Corporation Shareholders' Meeting with the agenda including the issues, which being voted may result in accrual of the Corporation shares redemption right:

- The Report of the independent valuator as regards market value of the Corporation shares if redemption requirement for these shares may be made to the Corporation;
- Calculation of the Corporation net wealth value as per the data of the Corporation Accounting Report covering the last completed reported period;
- Minutes (an extract from the Minutes) of the Board of Directors of the Corporation Meeting, at which the decision was brought as regards fixing the price for the Corporation shares redemption with indication of the shares redemption price.

The following information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting while preparing to hold the General Corporation Shareholders' Meeting with the agenda including the issue of the Corporation reorganization, shall be deemed additional:

- Rationale of the Corporation reorganization conditions and procedure included into the division, segregation or transformation decisions, or in the Contract on merger or affiliation approved (adopted) by the authorized Corporation body;
- Annual Reports and Annual Accounting Report of all the organizations participating in reorganization, during the 3 (Three) completed fiscal years preceding the date of the General Corporation Shareholders' Meeting, or the above documents covering each completed fiscal year from the moment of the organization establishment, if the organization has been performing for less than 3 years;
- Quarterly accounting reports of all the organizations participating in reorganization covering the last completed quarter preceding the date of the General Corporation Shareholders' Meeting.
- The list of additional information (materials) which shall be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation of the General Corporation Shareholders' Meeting may be fixed by the Federal securities market executive body.

When giving information matter to Shareholders it shall be said to which issue of the agenda of the General Corporation Shareholders' Meeting they are related to.

Information (materials) described in this paragraph shall be provided for persons entitled to participate in the General Corporation Shareholders' Meeting for familiarization in the premises at the address of the Corporation individual executive body and in other places, their addresses being given in the notification about the General Corporation Shareholders' Meeting sent to Shareholders within 20 (twenty) days, or if the General Corporation Shareholders' Meeting with the agenda containing the issue of the Corporation reorganization is to be held – within 30 (thirty) days before the General Corporation Shareholders' Meeting date. Information (materials) foreseen by this paragraph may be provided through Internet. The said Information (materials) shall be accessible for persons participating in the General Corporation Shareholders' Meeting during its holding.

The Corporation shall under the requirement of the person entitled to ticipate in the General Corporation Shareholders' Meeting provide for him/her the copies of the said documents within 5 (five) days from the date when the respective requirement was received by the Corporation. Payment charged by the Corporation for the said copies provision shall not exceed the expenses for their making.

2.2. The Board of Directors of the Corporation

The Board of Directors of the Corporation shall maintain general management of the Corporation performance except for the issues to be decided on, which are under the competence of the General Corporation Shareholders' Meeting.

The Board of Directors of the Corporation consists of 11 persons..

Competence of the Board of Directors of the Corporation in accordance with this Charter (Clause 18 of the Charter) is as follows:

1. Determination of development strategy and priority activities of the Company;
2. Convening of the annual and extraordinary General Shareholders' Meetings, excluding cases specified in Clause 55 c. 8 of the Federal law "On joint stock companies";
3. Approval of the agenda of the General Shareholders' Meeting;
4. Determination of the date for making a list of persons entitled to participate in the General Shareholders' Meeting and other matters dealing with preparation for and holding of the General Shareholders' Meeting delegated into the competence of the Board of directors in accordance with provisions of Chapter VII of the Federal law "On joint stock companies".
5. Increase of the Authorized capital by means of placing additional shares within the quantity and categories (types) of authorized shares;
6. Placement of bonds and other issued securities in cases specified in the Federal law "On joint stock companies";
7. Determination of the price (money value) for the property, the price for placing and repurchase of issued securities in cases specified in the Federal law "On joint stock companies";
8. Purchase of shares, bonds and other securities placed by the Company in cases specified in the Federal law "On joint stock companies" and the present Charter;

9. Nomination of a candidate (candidates) to the post of the Company Auditor, recommendations for the amount of fees and refunds to be paid to the members of the Company Auditing Committee and determination of the fee of the Company Auditor.

10. Recommendations for the amount of the dividend and the dividend payment procedure;

11. Application of reserve fund and other funds of the Company;

12. Adoption of internal documents of the Company excluding those adoption of which is in the competence of the General Shareholders' Meeting in accordance with the Federal law "On joint stock companies" as well as other internal documents which are to be adopted by the President according to provisions of the present Charter;

13. Creation (liquidation) of branches and set up (shutdown) of representative offices of the Company, adoption of the Regulations on branches and representative offices, approval of nominees to the posts of heads of branches and representative offices at the suggestion of the President;

14. Approval of large transactions in cases specified in Chapter X of the Federal law "On joint stock companies";

15. Approval of transactions specified in Chapter XI of the Federal law "On joint stock companies";

16. Approval of the Company Registrar and the terms of the contract concluded with him, as well as termination of the contract with the Registrar;

17. Proponing matters specified in sub clauses 2, 3, 6 and 15-20 of clause 12.3 of the present Charter for Decision of the General Shareholders' Meeting;

19. Approval of organizational structure of the Company and the candidature of the Chief accountant as advised by the President of the Company;

20. Determination of the amount of fees and refunds paid to the President, members of the Executive committee and the Chief accountant of the Company;

21. Determination of fund finance generation procedure, approval of the annual report on application of finance of the funds;

22. Appointment of the members of the collective executive body (the Executive committee) at the suggestion of the individual executive body (the President), pre-term dismissal of members of the Executive committee of the Company, making decisions regarding rewards and imposition of disciplinary penalty on the members of the Executive committee;

23. Approval of the main financial and economic activities of the Company, appropriate budgets and limits for the forthcoming calendar year not later than on December 31 of the current year;

24. Approval of the financial and economic plan at the suggestion of the President, including but not limited to the planned expenses and revenues for each direction of the Company activities;

25. Creation of the risk management system, approval of the Company internal procedures regulating risk management, ensurance of their observance, efficiency analysis and improvement of such procedures;

26. Appointment of the Corporate secretary of the Company (hereinafter "Secretary of the Company");

27. Settlement of internal corporate conflicts;

28. Control of operating efficiency of the individual executive body (the President) of the Company;

29. Determination of terms and conclusion of contracts with the President and the members of the Executive committee;

30. Creation of policy of price setting for products manufactured by the Company and services rendered by it;

31. Preparation of suggestions concerning alterations in the Charter of the Company and bringing them up for consideration of the General Shareholders' Meeting;

32. Preliminary approval of annual reports, annual financial reporting, including reports on profits and losses (surplus and loss accounts) of the Company as well as distribution of profit, including payment (announcement) of dividends, excluding the profit distributed as dividends according to results of the first quarter, half-year, nine months of financial year, and losses of the Company according to results of financial year no later than 30 (thirty) days before the date of holding the shareholders' annual General meeting;

33. Preparation of suggestions concerning settlement of transactions, which are to be approved by the Decision of the General Shareholders' Meeting;

34. Approval of annual reports on work executed by the Board of directors and observance of the Code of corporate conduct of the Company;

35. Decision making (instructions preparing) on voting procedure on the shareholders' meeting of subsidiaries re liquidation or reorganization of that.

36. Decision approval in accordance with bankruptcy legislation, except decisions, which have to be approved by the Issuer or Issuer's authority in accordance with bankruptcy legislation, and except the decisions which have to be approved by General shareholder meeting

37. Other questions, created by Federal Law "On joint stock companies" and this Charter.

2.3. The Corporation Executive Bodies

Management of the Corporation current activities shall be implemented by the individual executive body (The Corporation President) and by the collective executive body (The Executive Committee) of the Corporation. The Corporation executive bodies report to the Board of Directors of the Corporation and to the General Corporation Shareholders' Meeting.

The Corporation President shall be elected by the General Corporation Shareholders' Meeting for the 3 (Three) year term, from the date of the General Corporation Shareholders' Meeting at which he/she was elected till the date of the third Annual General Corporation Shareholders' Meeting (hereinafter referred to as the date of the Third General Corporation Shareholders' Meeting), and he/she may be appointed for the next terms unlimited number of times. If 3 (three) calendar years from the date of the Corporation President election date expire earlier than the date of the Third General Corporation Shareholders' Meeting comes, the Corporation President's authorities shall automatically be prolonged until this date comes.

The General Corporation Shareholders' Meeting is entitled to take the decision as regards early cancellation of the Corporation President's authorities any time.

The Corporation President' competence covers all the issues related with the Corporation current performance management (Clause 20 of the Charter) except for the issues being covered by competence of the General Corporation Shareholders' Meeting, of the Board of Directors of the Corporation and the Executive Committee.

The CEO acts on behalf of the Company without any letter of attorney; he performs the following functions:

1. Handles the property of the Company to provide for its current activities within the limits specified by the present Charter and internal documents of the Company;

2. Represents interests of the Company in Russia and abroad;

3. Organizes work of the Executive committee, presides at its meetings;

4. Submits proposals on appointment and dismissal of the members of the Executive committee for the meetings of the Board of directors;

5. Suggests nominees to the posts of the Chief Accountant and heads of branches and representative offices of the Company for approval at the meetings of the Board of directors;

6. Distributes duties among his assistants (First Vice-President , Senior Vice-President , Vice-President 's) and members of the Executive committee;

7. Represents the opinion of the collective executive body (the Executive committee) at the meetings of the Board of directors;

8. Quarterly submits for consideration of the Board of directors quarter plans of work of the collective executive body (the Executive committee) and reports on their execution. The form of such plans and reports is determined by the Board of directors in accordance with internal documents of the Company;

9. Organizes execution of Decisions of the General Shareholders' Meeting, the Board of directors and the collective executive body (the Executive committee) of the Company;

10. Performs transactions on behalf of the Company, independently within the limits of his competence or after their approval by the General Shareholders' Meeting, the Board of directors or the Executive committee of the Company according to procedure determined by the Federal law "On joint stock companies", the present Charter, and internal documents of the Company;

11. Issues orders and gives directions subject to compulsory implementation by all employees of the Company, issues letters of attorney to officials of the Company;

12. Submits reports on financial and economic activities of the Company to the agencies of State administration;

13. Works out and submits for approval of the Board of directors the project of the main financial and economic activities of the Company and appropriate budgets and limits for the following year not later than on December 1 of the current year;

14. Quarterly submits to the Board of directors' reports on execution of the Company budget;

15. Determines organizational structure of the Company;

16. Opens bank clearing accounts and other bank accounts;

17. Determines the Company accounting policies;

18. Concludes the collective contract and ensures execution of its terms;

19. Approves of the personnel list and salary schedule limits, concludes employment agreements with employees of the Company;

20. Approves of internal documents of the Company directly connected with realization by the President of the matters in his competence as specified in the present Charter;

21. Performs other functions necessary to achieve the goals of the Company activities and ensure its normal work in accordance with RF legislation, the present Charter and internal documents of the Company.

Management of the Corporation current activities shall be implemented by the Executive Committee within the competence limits set by the legislation of the Russian Federation, by the Charter and by the Provision for the

Corporation Executive Committee.

The Corporation Executive Committee members except for the Corporation President shall be appointed by the Board of Directors of the Corporation upon nomination of the Corporation President for the 3 (Three) year term in accordance with the Corporation Charter, with the Provisions for the Collective Executive Body (the Corporation Executive Committee) and with other Corporation internal documents.

The Board of Directors of the Corporation shall define the number of the Executive Committee members.

The Board of Directors of the Corporation is entitled to bring a decision as regards early cancellation of the Corporation collective executive body members (the Executive Committee) and as regards formation of the new Corporation collective executive body (the Executive Committee).

The Executive Committee shall be entitled to settle the following issues related to the Corporation activities (Clause 21 of the Charter):

1. Determine the investment policy regarding assets of the Company and assets belonging to its dependent and subsidiary companies.

2. In accordance with the plan of work of the Board of directors annually submit for approval of the Board short-term and long-term strategy of the Company development, financial and economic plan, suggestions on planned financial and economic figures for the following year.

3. In accordance with working plan of the Executive committee approve of the report on results of activities of structural subdivisions (service, branches and representative offices) for the appropriate period (reporting quarter) and operational plan for structural subdivisions for the forthcoming period; approve of the budget of structural subdivisions (core and minor activities). It should be done quarterly at the regular meeting of the Executive committee.

4. Consider and approve of projects of the personnel list and organizational structure of the Company at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

5. Consider and approve of projects of the official salaries and evaluated wage rates at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

6. Approve of the nominees to vacant positions of the Company management (First Vice-President, Senior Vice-President, Vice-President, head of department, head of direction, heads of branches and representative offices) at the suggestion of the CEO.

7. Approve of a transaction (including loan, credit, pledge, warrantee) or several interrelated transactions for the sum from 10% (ten per cent) to 25% (twenty-five per cent) of the Company balance sheet assets, determined according to the data of financial reporting for the latest reporting date.

8. Make decisions on participation in other organizations in case the Company owns (or will own) 10% (ten) and more per cent of voting shares (equity stakes, ordinary shares) of the said organizations.

9. Appoint persons who represent the Company at the meetings of shareholders (participants) of dependent and subsidiary enterprises of the Company.

10. Make proposals concerning the agenda of meetings of executive bodies of dependent and subsidiary enterprises of the Company.

11. Control generation and application of reserve fund and other funds of the Company made of net profit of the Company.

12. Settle other matters regarding the Company activities in accordance with Decisions of the General Shareholders' Meetings, the Board of directors, as well as issues brought up for consideration by the CEO of the Company.

3. Information about the persons being the members of the Corporation Executive Bodies

The Corporation Executive Bodies Content for the period from the 26th June 2005 till 19th March 2006:

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1	Alexej Innokentyevich FEDOROV – *Chairman*	*1952*
2	Oleg Fyodorovuch DEMCHENKO	*1944*
3	Valerij Borisovich BEZVERHIJ	*1959*
4	Vladimir Vasilievich KOVALKOV	*1952*
5	Mikhail Aslanovich POGOSYAN	*1955*
6	Maxim Vladimirovich POLETAYEV	*1971*
7	Alexej Konstantinovich PONOMARYOV	*1959*
8	Sergej Viktorovich TSIVILES	*1961*
9	Sergej Viktorovich CHEMEZOV	*1952*
Collective Executive Body		
	Oleg Fyodorovuch DEMCHENKO - *Chairman*	*1944*
	Valerij Borisovich BEZVERHIJ	*1959*
	Sergej Ivanovich VASILENKO	*1956*
	Alexander Alekseevich VEPREV	*1951*
	Nikolaj Nikolaevich DOLGENKOV	*1956*
	Viktor Anatolievich KOBZEV	*1949*
	Vladimir Vasilievich KOVALKOV	*1952*
	Vladimir Nilovich SAUTOV	*1954*
	Sergej Konstantinovich SMEKHOV	*1965*
	Vladimir L'vovich CHIRIKOV	*1950*
	Dmitrij Anatolievich ELISEEV	*1969*
Individual Executive Body - The Corporation President		
	Oleg Fyodorovuch DEMCHENKO	*1944*

The Corporation Executive Bodies Content for the period from the 20th March 2006 till 26th June 2006:

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1	Alexej Innokentyevich FEDOROV – *Chairman*	*1952*
2	Oleg Fyodorovuch DEMCHENKO	*1944*
3	Valerij Borisovich BEZVERHIJ	*1959*
4	Vladimir Vasilievich KOVALKOV	*1952*
5	Mikhail Aslanovich POGOSYAN	*1955*
6	Maxim Vladimirovich POLETAYEV	*1971*
7	Alexej Konstantinovich PONOMARYOV	*1959*
8	Eugeniy Vladimirovich LYAMTSEV	*1970*
9	Vadim Igorevich VLASOV	*1964*
10	Sergey Viktorovich TSVILEV	*1961*
11	Sergej Viktorovich CHEMEZOV	*1952*
Collective Executive Body		
1	Oleg Fyodorovuch DEMCHENKO - *Chairman*	*1944*
2	Valerij Borisovich BEZVERHIJ	*1959*
3	Sergej Ivanovich VASILENKO	*1956*
4	Alexander Alekseevich VEPREV	*1951*
5	Nikolaj Nikolaevich DOLGENKOV	*1956*
6	Viktor Anatolievich KOBZEV	*1949*
7	Vladimir Vasilievich KOVALKOV	*1952*
8	Vladimir Nilovich SAUTOV	*1954*
9	Sergej Konstantinovich SMEKHOV	*1965*
10	Vladimir L'vovich CHIRIKOV	*1950*
11	Dmitrij Anatolievich ELISEEV	*1969*
Individual Executive Body - The Corporation President		
	Oleg Fyodorovuch DEMCHENKO	*1944*

The Corporation Executive Bodies Content for the period from the 27th June 2006 till present:

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1	Alexej Innokentyevich FEDOROV – *Chairman*	*1952*
2	Oleg Fyodorovuch DEMCHENKO	*1944*
3	Valerij Borisovich BEZVERHIJ	*1959*
4	Vladimir Vasilievich KOVALKOV	*1952*
5	Mikhail Aslanovich POGOSYAN	*1955*
6	Maxim Vladimirovich POLETAYEV	*1971*
7	Vasiliy Borisovich PRUTKOVSKIY	*1955*
8	Eugeniy Vladimirovich LYAMTSEV	*1970*
9	Vadim Igorevich VLASOV	*1964*
10	Sergey Viktorovich TSVILEV	*1961*
11	Sergej Viktorovich CHEMEZOV	*1952*
Collective Executive Body		
1	Oleg Fyodorovuch DEMCHENKO - *Chairman*	*1944*
2	Valerij Borisovich BEZVERHIJ	*1959*
3	Sergej Ivanovich VASILENKO	*1956*
4	Alexander Alekseevich VEPREV	*1951*
5	Nikolaj Nikolaevich DOLGENKOV	*1956*
6	Viktor Anatolievich KOBZEV	*1949*
7	Vladimir Vasilievich KOVALKOV	*1952*
8	Vladimir Nilovich SAUTOV	*1954*
9	Sergej Konstantinovich SMEKHOV	*1965*
10	Vladimir L'vovich CHIRIKOV	*1950*
11	Dmitrij Anatolievich ELISEEV	*1969*
Individual Executive Body - The Corporation President		
	Oleg Fyodorovuch DEMCHENKO	*1944*

4. Information about the authority of the Company:

4.1. Information about the persons being the members of the Board of Directors:

Oleg Fyodorovuch DEMCHENKO
Year of birth: *1944*
Educational background: *higher education, Kujbyshevsky Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 - 2001*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – General directorGeneral director*

Period: *2001 – 2003*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *Chairman of the Board of Directors*

Period: *2001 –2005*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*

Position: *The General director*

Period: *2004 – 2005*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *The Corporation President, the Chairman* of the *Collective Executive Body,* member of the *Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Valerij Borisovich BEZVERHIJ
Year of birth: *1959*
Educational background: *higher education, Ukrainsky University of Water Industry Engineers (1981), All-Russian Foreign Trade Academy (1991)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC FTK*
Position: *The Corporation President, member of the Board of Directors*

Period: *2001 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *the Corporation Vice- President,*

Period: *2003 - 2004*
Organization: *Irkut Corporation*
Position: *Senior Vice-President of the Corporation for business planning and development*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *The first Vice-President of the Corporation,* the *member of the Board of Directors, the member* of the *Collective Executive Body*

Period: *2003 - 2004*
Organization: *CJSC "Beta Air"*
Position: the *member of the Board of Directors*

Period: *2000 - 2004*
Organization: *CJSC "OKB Russian Avionics"*
Position: the *member of the Board of Directors*

Period: *2000 - 2005*
Organization: *OJSC "TANTK im. Beriev"*
Position: the *member of the Board of Directors*

Period: *2004 – 2005*

Organization: *CJSC "OKB Russian Avionics"*
Position: the *Chairman of the Board of Directors*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: the *member of the Board of Directors*

Period: *2005 - at present*
Organization: *UAC*
Position: the *President*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Mikhail Aslanovich POGOSYAN
Year of birth: *1956*
Educational background: *higher education, Moscow Aviation Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2003*
Organization: PE *"AVPK SUKHOJ"*
Position: *General directorGeneral director*

Period: 1999 *- at present*
Organization: *OKB im. Sukhogo*
Position: the General director

Period: *2003 – at present*
Organization: *OJSC SUKHOJ Company*
Position: *General directorGeneral director*

Period: *2004 - at present*
Organization: *Irkut Corporation*
Position: *member of the Board of Directors*

Period: *2002 - at present*
Organization: *OJSC SUKHOJ Company*
Position: *member of the Board of Directors*

Period: *2002 - at present*
Organization: *OKB im. Sukhogo*
Position: *member of the Board of Directors*

Period: *2002 - at present*
Organization: *OJSC "KnAAPO"*
Position: *member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: *None*

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: *None*

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: *None*

Maxim Vladimirovich POLETAYEV

Year of birth: *1971*

Educational background: *higher education, Yaroslavsky State University (1993)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 - 2002*
Organization: *Severny Bank of the Savings Bank of the Russian Federation*
Position: *Deputy Chairman of the Executive Committeen*

Period: *2002 – at present*
Organization: *Bajkalsky Bank of the Savings Bank of the Russian Federation*
Position: *Chairman of the Executive Committee*

Period: *2004 - at present*
Organization: *Irkut Corporation*
Position: *member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Alexej Innokentyevich FEDOROV

Year of birth: *1952*

Educational background: *higher education, Irkutsky Polytechnical Institute (1974)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *The Corporation President*

Period: *2002 - 2005*
Organization: *Irkut Corporation*
Position: *The Corporation President, member of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *OJSC "TANTK im. Beriev"*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *CJSC "FTK Company"*

Position: *Chairman of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "FTC Company"*
Position: *The Chairman of the Board of Directors*

Period: *2004 – at present*
Organization: *RSK "MIG"*
Position: *General Director*

Period: *2005 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Chairman of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0,00035%***
Share of ordinary stocks in the authorized capital of the Company: ***0,00035%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Sergej Victorovich CHEMEZOV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Institute of National economy (1975), RF Armed Forces General Staff Military Academy (2001).*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2004*
Organization: *SOE ROSOBORONEXPORT*
Position: *First Deputy General directorGeneral director*

Period: *1999 - 2001*
Organization: *SOE PROMEXPORT*
Position: *General directorGeneral director*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *SOE ROSOBORONEXPORT*
Position: *General directorGeneral director*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Vladimir Vasilievich KOVALKOV

Year of birth: *1952*

Educational background: *higher education, Irkutsky Polytechnical Institute (1975)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2003*
Organization: *OJSC "IAPO"*
Position: *General directorGeneral director – Senior production Vice president*

Period: *2003 –2004*
Organization: *IAZ*
Position: the General director, Senior AT Vice president

Period: *2004 – at present*
Organization: *IAZ*
Position: the General director

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Share of participation in the authorized capital of the Company: ***0,00046%***

Share of ordinary stocks in the authorized capital of the Company: ***0,00046%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Sergej Viktorovich Tsivilev

Year of birth: *1961*

Educational background: *higher education, Irkutsky Polytechnical Institute (1983), Academy of International Business (1996)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 – 2000*
Organization: *CJSC "FTK Company"*
Position: *Vice - president*

Period: *2000 - 2001*
Organization: *CJSC "FTK Company"*
Position: First *Vice - president*

Period: *2001 – 2003*
Organization: *IAZ*
Position: *Vice – president (corporate economics and finance)*
Period: *2003 – 2004*
Organization: *Irkut Corporation*
Position: *Senior Vice – president (corporate economics and finance and information management systems)*

Period: *2004 – 2004*
Organization: *Irkut Corporation*
Position: *Senior Vice – president (corporate economics and finance)*

Period: *2004 – at present*
Organization: *NE "RSK MIG"*
Position: *First deputy of General director – General designer*

Period: *2003 – 2004*
Organization: Irkut Corporation
Position: *Member of the Board of Directors*

Period: *2005 – at present*
Organization: Irkut Corporation
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Vadim Igorevich VLASOV
Year of birth: *1964*
Educational background: *higher education, Moscow Aviation Institute (1987)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1995 - 2001*
Organization: *Corporation "ACUSON" (USA)*
Position: *the Head of representative office in Russia*

Period: *2001 –2003*
Organization: *LLC "Sistema"*
Position: the Deputy of General director – the Head of Department

Period: *2003 – at present*
Organization: *LLC "EADS"*
Position: the General director

Period: *2006 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Eugeniy Vladimirovich LYAMTSEV
Year of birth: *1970*
Educational background: *higher education, Lomonosov Moscow University (1996)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 – at present*
Organization: *OJSC CB "RusRegionBank"*
Position: *the Head of Department (stock exchange transactions)*

Period: *2006 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Vasiliy Borisovich Prutkovskiy
Year of birth: *1955*
Educational background: *higher education, Moscow Energy Institute (1978), Business and administration Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *till 2004*
Organization: *LLC "BDO Unicon"*
Position: *the Deputy of General director*

Period: *2004 –2005*
Organization: *Irkut Corporation*
Position: *the Deputy of the Head of Corporate economy Department*

Period: *2005 – at present*
Organization: *NCP "UAC"*
Position: *the Vice President*

Period: *2006 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

4.2. Information about the persons being the members of the Collective Executive Body:

General directorGeneral director

Oleg Fyodorovuch DEMCHENKO

Year of birth: *1944*

Educational background: *higher education, Kujbyshevsky Aviation Institute (1968)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 - 2001*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – General director*

Period: *2001 – 2003*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *Chairman of the Board of Directors*

Period: *2001 –2005*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The General director*

Period: *2004 – 2005*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *The Corporation President, the Chairman* of the *Collective Executive Body,* member of the *Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Valerij Borisovich BEZVERHIJ

Year of birth: *1959*

Educational background: *higher education, Ukrainsky University of Water Industry Engineers (1981), All-Russian Foreign Trade Academy (1991)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC FTK*
Position: *The Corporation President, member of the Board of Directors*

Period: *2001 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *the Corporation Vice- President,*

Period: *2003 - 2004*
Organization: *Irkut Corporation*
Position: *Senior Vice-President of the Corporation for business planning and development*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *The first Vice-President of the Corporation,* the *member of the Board of Directors, the member* of the *Collective Executive Body*

Period: *2003 - 2004*
Organization: *CJSC "Beta Air"*
Position: the *member of the Board of Directors*

Period: *2000 - 2004*
Organization: *CJSC "OKB Russian Avionics"*
Position: the *member of the Board of Directors*

Period: *2000 - 2005*
Organization: *OJSC "TANTK im. Beriev"*
Position: the *member of the Board of Directors*

Period: *2004 – 2005*
Organization: *CJSC "OKB Russian Avionics"*
Position: the *Chairman of the Board of Directors*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: the *member of the Board of Directors*

Period: *2005 - at present*
Organization: *UAC*
Position: the *President*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Sergej Ivanovich Vasilenko
Year of birth: *1956*
Educational background: *higher education, Kharkovskij Aviation Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – at present*
Organization: *IAZ (Branch of Irkut Corporation)*
Position: *Production Director*

Period: *2004 – at present*

Organization: *NGPF "Irkut"*
Position: *The member of the supervisory board*

Period: *2004 – at present*
Organization: *CJSC "Aerocom"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *the member of the Collective Executive Body*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Alexander Vasilievich Veprev
Year of birth: *1951*
Educational background: *higher education, Irkutsky Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – at present*
Organization: *Irkut Corporation*
Position: *Technical Director*

Period: *2004 – at present*
Organization: *CJSC "Aerocom"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *LLC "Irkut –Remstroy"*
Position: *The Chairman of the supervisory board*

Period: *2004 – at present*
Organization: *LLC "Irkut – Stanko-service"*
Position: *The Chairman of the supervisory board*

Period: *2004 – at present*
Organization: *LLC "Energocenter "Irkut"*
Position: *The Chairman of the supervisory board*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *the member of the Collective Executive Body*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: *None*

Nikolaj Nikolaevich Dolgenkov
Year of birth: *1956*
Educational background: *higher education, Moskovskij ordena Lenina aviacionnyj Institute im. Ordgonikidze (1980)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 – 2001*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The First deputy of the Director*

Period: *2001 – 2002*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The General designer*

Period: *2002 – 2003*
Organization: *OJSC "OKB Sukhogo"*
Position: *The General designer – the Director oh the programs*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The First deputy of the Director - General designer, Technical Director*

Period: *2004 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The member of the Board of Directors*

Period: *2005 – at present*
Organization: *CJSC "Russian Avionics"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *the member of the Collective Executive Body*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Viktor Anatolievich KOBZEV
Year of birth: *1949*
Educational background: *higher education, Moskovskij aviacionnyj Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 – 2002*
Organization: *CJSC "Beta Air"*
Position: *The General director*

Period: *2002 – 2003*
Organization: CJSC *"TANTK im. Berieva"*
Position: *The First deputy of the Director, the member of the Board of Directors*

Period: *2002 – at present*
Organization: CJSC *"TANTK im. Berieva"*
Position: *The General Director, the member of the Board of Directors*

Period: *2002 – at present*
Organization: *CJSC "Beta Air"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "IrkutAviaStep"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *the member of the Collective Executive Body*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

General directorGeneral director
Vladimir Vasilievich KOVALKOV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Polytechnical Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2003*
Organization: *OJSC "IAPO"*
Position: *General director – Senior production Vice president*

Period: *2003 –2004*
Organization: *IAZ*
Position: the General director, Senior AT Vice president

Period: *2004 – at present*
Organization: *IAZ*
Position: the General director

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Share of participation in the authorized capital of the Company: ***0,00046%***
Share of ordinary stocks in the authorized capital of the Company: ***0,00046%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company,. which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Vladimir Nilovich SAUTOV

Year of birth: *1954*

Educational background: *higher education, Leningradskij Gosudarstvennyj University (1977)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2002*
Organization: *NGF Fond Sotrudnichestva "Russia - ASEAN"*
Position: *General directorGeneral director*

Period: *2002 – 2004*
Organization: *Irkut Corporation*
Position: *External relation Vice-President*

Period: *2005– at present*
Organization: *Irkut Corporation*
Position: *Marketing and external relation Vice-President*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Sergej Konstantinovich SMEKHOV

Year of birth: *1965*

Educational background: *higher education, Moskovskij Institute stali i splavov (1987)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC "FTK Company"*
Position: *Accountant general*

Period: *2001– 2004*
Organization: *Irkut Corporation*
Position: *The Head of internal audit and tax planning Department*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Accountant general*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2004– at present*
Organization: *CJSC "Beta air"*
Position: *Member of Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Vladimir L'vovich CHIRIKOV
Year of birth: *1950*
Educational background: *higher education, Moskovskij Institute legkoj promyshlennosti (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC "FTK Company"*
Position: *Corporate finance Vice-President*

Period: *2001– 2004*
Organization: *Irkut Corporation*
Position: *The Head of Corporate development Department*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Corporate economy Vice-president*

Period: *2004– 2005*
Organization: *CJSC "Beta air"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *CJSC "ITELA"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *CJSC "IrkutAviaStep"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *CJSC "TANTK im. Berieva"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2004– at present*
Organization: *CJSC "IrkutAviaStep"*
Position: *Member of Board of Directors*

Period: *2004 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Dmitrij Anatolievich ELISEEV
Year of birth: *1969*
Educational background: *higher education, Moskovskij Gosudarstvennyj Technicheskij Universitet im. Baumana (1992)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2001*
Organization: *CJSC "FTK Company"*
Position: *Vice-President*

Period: *2001– 2003*
Organization: *Irkut Corporation*
Position: *The Head of Corporate finance Department*

Period: *2003– at present*
Organization: *Irkut Corporation*
Position: *Corporate finance Vice-president*

Period: *2004– at present*
Organization: *CJSC "IrkutAviaStep"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2005 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The member of the Board of Directors*

Period: *2005– at present*
Organization: *CJSC "Beta air"*
Position: *The Chairman of Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

4.3. The President of the Company

General directorGeneral director
Oleg Fyodorovuch DEMCHENKO
Year of birth: *1944*
Educational background: *higher education, Kujbyshevsky Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 - 2001*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – General director*

Period: *2001 – 2003*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *Chairman of the Board of Directors*

Period: *2001 –2005*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The General director*

Period: *2004 – 2005*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *The Corporation President, the Chairman* of the *Collective Executive Body*, member of the *Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

5. Information about remuneration, preferences and/or compensation of expenses for each Executive body

Remuneration including salaries and wages, bonuses, commission, preferences and/or expenses compensation for IRKUT Board of Directors of the Corporation members for 2002 and 2003 were not paid; other material provisions were not maintained.

Remuneration for IRKUT Board of Directors of the Corporation members starting from 2004 have been regulated by Provisions for Remuneration of IRKUT Corporation Directors approved by the General Corporation Shareholders' Meeting on 26.06.2004.

Remuneration for IRKUT Board of Directors paid by the end of year 2005 is million rubles.

Remuneration for IRKUT Board of Directors paid by the end of 2 Q 2006 is 24 504 803,5 rubles.
Salary – *None*

Remuneration for an invention – *None*
Bonus – *None*
Refund of charges - ***24 504 803,5 rubles***
Information about existing Agreements concerns payments for Board of Directors members During the Year 2006: Decision will be approved on the Annual general shareholder meeting

Remuneration for IRKUT Executive Body paid by the end of 2 Q 2006 is 884 804,34 rubles.
Salary – *884 804,34*
Remuneration for an invention – *None*
Bonus – *None*
Refund of charges - *None*
Information about existing Agreements concerns payments for Executive Body members During the Year 2006: Decision will be approved on the Annual general shareholder meeting

6. Information on the structure and competence of the bodies controlling financial and economical activities of the Corporation

In accordance with Item 11.2 of the Charter the following bodies perform control over the Corporation financial and economical activities: the Corporation Auditing Committee and the Corporation Auditor.

6.1. Information about the Corporation Auditing Committee

Procedure of the Auditing Committee performance shall be implemented in accordance with the Provision for Performance of the Corporation Auditing Committee approved by the General Corporation Shareholders' Meeting on 26.06.2004.

In accordance with the Corporation Charter the procedure shall be as follows:

22.2. The Auditing Committee is elected at the annual General Shareholders' Meeting by simple majority vote of shareholders participating in the meeting according to procedure specified in the Regulation of Auditing Committee of the Company for the period till the following annual General Shareholders' Meeting, the number of members is determined in the Regulation of Auditing Committee. The term of powers of the Auditing Committee is from the date of its election by the General Shareholders' Meeting till the date of election of the new membership of the Auditing Committee.

22.3. Powers of individual members or the whole Auditing Committee can be terminated ahead of time upon Decision of the General Shareholders' Meeting for the reasons and in accordance with procedure specified in the Regulation of Auditing Committee.

If the number of members of the Auditing Committee becomes less than a half of those specified in the Regulation of Auditing Committee of the Company the Board of directors must convene an extraordinary General Shareholders' Meeting to elect the new membership of the Auditing Committee. The remaining members of the Auditing Committee perform their functions until the new membership is elected at an extraordinary General Shareholders' Meeting.

22.4. A member of the Auditing Committee can be a shareholder or any person suggested by a shareholder. Members of the Auditing Committee of the Company cannot simultaneously be members of the Board of Directors, the individual executive body (the President), members of the collective executive body (the Executive committee) or members of the Liquidation commission. Shares owned by the members of the Board of Directors or persons holding posts in the executive bodies of the Company cannot participate in voting during elections of the members of the Auditing Committee.

22.5. Scrutiny (audit) of financial and economic activities of the Company considers results of the Company annual activities. Scrutiny (audit) of financial and economic activities of the Company is also performed at any time:
- on initiative of the Auditing Committee itself;
- upon Decision of the General Shareholders' Meeting;
- upon Decision of the Board of directors of the Company;
- upon Decision of the Executive committee of the Company;
- on request of a shareholder (shareholders) who own together no less than 10% (ten per cent) of the Company voting shares.

22.6. On request of the Auditing Committee the persons holding posts in the management bodies of the Company must submit documents on financial and economic activities of the Company.

22.7. The Auditing Committee of the Company is entitled to demand an extraordinary convening of the General Shareholders' Meeting in accordance with Clause 55 of the Federal law "On joint stock companies".

22.8. Upon Decision of the General Shareholders' Meeting fee earnings and (or) refund of charges dealing with execution of their duties can be paid to the members of the Auditing Committee. The amount of such

fees and refunds is determined by Decision of the General Shareholders' Meeting in accordance with internal documents of the Company.

6.2. System of internal control over financial and economical activities of the Company

Aiming at accomplishment of internal control over financial and economical activities in August 2001 the Internal Auditing and Taxation Planning Department was formed.

The goals, objectives, structure and functions of the main bodies exercising internal control over the financial and business affairs of IRKUT Corporation are set forth in the Regulations on internal controls over the financial and business affairs of the OJSC «Corporation «Irkut».

The Issuer has the Internal Audit Department being the specialized unit within the Corporation exercising audit and control functions. Regulations on the Internal Audit Department have been submitted for approval.

The Internal Audit Department has the following functions:

· exercises operational audit to evaluate the quality and appropriateness of operational systems and processes for the objectives of the Corporation, scrutinize and assess the sufficiency of organization structures for meeting their objectives, and evaluate manageability of those structures;

· exercises audit of arrangements for legal and regulatory compliance and compliance with regulations of the Corporation to evaluate the quality and appropriateness of legal, regulatory, process and procedure compliance systems, to check compliance by Corporation units with laws and regulations governing business relations, business and financial transactions conducted by Corporation units, providing for security of assets of the Corporation;

· exercises financial audit to assess the reliability of bookkeeping, tax and management accounting systems, the reliability and sufficiency of information generated by such systems for managerial decision-making by the top management of the Corporation;

· exercises audit of business processes to evaluate financial and business results by segments of the business of the Corporation, assess risks of loss of assets, risks of the Corporation and its units committing breach of contract obligations, and evaluate the level of information support for business processes;

· exercises audit of management to evaluate approaches pursued by the management as regards risk assessment and risk prevention control in line with the objectives of the Corporation;

· identifies unused reserves to improve operational efficiency of the Corporation;

· informs the top management of the Corporation on internal audit results, recommends measures to eliminate any irregularities and shortcomings identified, reduce risks and improve operational and management efficiency of the Corporation;

· exercises monitoring to ensure that heads of units of the Corporation duly comply with recommendations based on audits conducted.

Key officials of the Department are

Evgeny Genrikhovich Maletsky, Director of the Internal Audit Department

The Internal Audit Department was formed in 2002.

The Internal Audit Department is currently being staffed. Functions of the Internal Audit Department with respect to the outside auditor (as per Section 11 of the Regulations on the Internal Audit Department):

Outside audit for the Corporation is conducted by an auditor approved by the General Meeting of the shareholders in the Corporation.

The Director of the Internal Audit Department is responsible for general arrangements for outside audit to be conducted in the Corporation, including separate subdivisions of the Corporation, and providing general coordination of contacts between the Corporation and the outside auditor on outside audit issues.

Information on the Issuer's internal document providing rules for preventing use of insider information.

7. Information about the persons included into the bodies controlling financial and economical activities of the Issuer

Vasilij Vasilyevich KANASHENOK
Year of birth: *1963*
Educational background: *higher education, Irkutsky State University (1989), Irkutskaya State Economical Academy (1997)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 – at present*
Organization: *Irkut Corporation*
Position: *Chief of Property Management Department*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Vladislav Vladimirovich IONUSHAS
Year of birth: *1944*
Educational background: *вhigher education, Irkutsky Polytechnic Institute (1966), Irkutsky Institute of National Economy (1980)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: 1994-2004
Organization: *Irkut Corporation*
Position: *Chief of Administrative Department*

Period: *2004 - – at present*
Organization: *Irkut Corporation*
Position: *Deputy Chief of the Administrative Department*

Share of participation in the authorized capital of the Company: ***0,2%***
Share of ordinary stocks in the authorized capital of the Company: ***0,2%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Kirill Valentinovich BRUSHKOV
Year of birth: *1962*
Educational background: *вhigher education, Moskovskij ingenernio – fizicheskiy Institute (1985)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 – 2001*
Organization: *LLC "International Institute of construction"*
Position: *The Head of Investment projects Department*

Period: *2001 – at present*
Organization: *CJSC "FTK Company"*
Position: *The Head of Corporate finance Department*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Nikolay Evgenievich EMELIYANOV
Year of birth: *1965*
Educational background: *higher education, Moscow state University (1994)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 – 2000*
Organization: *OJSC "Sukhoy Company"*
Position: *Chief legal advisor*

Period: *2000 – 2002*
Organization: *OJSC "Sukhoy Company"*
Position: *Legal advisor*

Period: *2002 – 2004*
Organization: *Moreville Management Ltd.*
Position: *Consultant*

Period: *2004 – at present*
Organization: *CJSC "Finance Analytic"*
Position: *Legal advisor*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

Maksim Valerievich PETROV
Year of birth: *1976*
Educational background: *higher education, Perm' state University (1998)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 – 2003*
Organization: *Salikamsk magnesium plant*
Position: *Legal advisor of the General Director*

Period: *2003 – 2005*
Organization: *Irkut Corporation*
Position: *The Head of Corporate Governance Department*

Period: *2005 – at present*
Organization: *NCP "UAC"*
Position: *Legal issues Director*

Share of participation in the authorized capital of the Company: *0%*
Share of ordinary stocks in the authorized capital of the Company: *0%*
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: *None*
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: *None*
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: *None*
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: *None*
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: *None*

8. Information about remuneration, preferences and/or compensation of expenses as regards the body controlling financial and economical activities of the Issuer

Remuneration including wages and salaries, bonuses, commission, preferences and/or compensation of expenses to IRKUT Corporation Auditing Committee members for 2002 and 2003 were not paid; other property compensations were not granted.

Remuneration to IRKUT Corporation Auditing Committee members starting from 2004 have been regulated by Provision for payment of remuneration and compensations to the Auditing Committee members, this Provision being approved by the General Corporation Shareholders' Meeting dated 26.06.2004.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2004 is 68 thousands of rubles.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2005 is 34 406,52 rubles.

Remuneration to IRKUT Corporation Auditing Committee members by the end 2Q 2006 was not paid.

9. Information about commercial organizations in which the Company owns at least 5 per cent of the authorized capital stock or at least 5 per cent of shares.

By the end 3rd quarter 2005

1. Full and abbreviated Company names: Non-Governmental Pension Fund Irkut, NPF Irkut
Location: Russia, 664020 Irkutsk, Novatorov street., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Kovalkov V.V. (the Chairman)
Year of birth – 1952
Share of participation in the authorized capital of the Company : 0,00052%
Share of Ordinary stocks in the authorized capital of the Company: 0,00052%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company : 0,00014%
Share of Ordinary stocks in the authorized capital of the Company: 0,00014%

Rogkov A.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company : 0,0042%
Share of Ordinary stocks in the authorized capital of the Company: 0,0042%

Vasilenko S.I.
Year of birth – 1956
Share of participation in the authorized capital of the Company : none

Share of Ordinary stocks in the authorized capital of the Company: none

Zuev A.P.
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:
Zuev A.P. - Chief executive
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 66.15%
Share of ordinary stocks of the enterprise held by the Company 66.15%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Gurenko R.L.
Year of birth – 1972
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Kuleshov A.A.
Year of birth – 1960
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Smekhov S.K.
Year of birth – 1965
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Shakun A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Petsetakis M.K.
Year of birth – 1949
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:
Gurenko R.L.
Year of birth – 1972
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Bezverkhniy V.B. (the Chairman)
Year of birth – 1959
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Korguev M.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Morgin A.M.
Year of birth – 1945
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Savin V.A.
Year of birth – 1951
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Dolgenkov N.N.
Year of birth – 1956
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Zaytsev Y.A.
Year of birth – 1953
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Sarymsakov G.G.
Year of birth – 1954
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Yaschenko A.G.
Year of birth – 1958
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Korguev M.V. – the General director

Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Romanov I. V. (the Chairman)
Year of birth – 1952
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Morgin A.M.
Year of birth – 1945
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Kirechko M.V. – the General director
Year of birth – 1968
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Kovalkov V.V. (the Chairman)
Year of birth – 1952
Share of participation in the authorized capital of the Company : 0,00052%
Share of Ordinary stocks in the authorized capital of the Company: 0,00052%

Mikhaylova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Ragozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Ragozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Bezverkhniy V.B. (the Chairman)
Year of birth – 1959
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Rakhimbaev A.G.
Year of birth – 1952
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Sorokin I.V.
Year of birth – 1960
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1

Share of the Company in the authorized capital of the legal entity 54,20%
Share of ordinary stocks of the enterprise held by the Company 54,20%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Fedorov A.I. (the Chairman)
Year of birth – 1952
Share of participation in the authorized capital of the Company : 0,00039%
Share of Ordinary stocks in the authorized capital of the Company: 0,00039%

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Ageev E.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Kuleshov A.A.
Year of birth – 1960
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Boev V.V.
Year of birth – 1936
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company : 0,00052%
Share of Ordinary stocks in the authorized capital of the Company: 0,00052%

Prisyagnyuk V.S.
Year of birth – 1947
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Kobzev V.A. – the General Director
Year of birth – 1949
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors - doesn't exist according to the Charter

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Konoplev V.N.– the General Director
Year of birth – 1951
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Silyakov V.I. (the Chairman)
Year of birth – 1947
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Mayba V.V.
Year of birth – 1953
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Rafaelyan I.G.
Year of birth – 1953
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Mayba V.V.– the General Director
Year of birth – 1951
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 22.35%

Share of Ordinary stocks in the authorized capital of the Company is 22.35%

Board of Directors:

Fedorov A.I. (the Chairman)
Year of birth – 1947
Share of participation in the authorized capital of the Company : 0,00039%
Share of Ordinary stocks in the authorized capital of the Company: 0,00039%

Tsvilev S.V.
Year of birth – 1961
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Guderson M.S.
Year of birth – 1949
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Vorobiev V.A.
Year of birth – 1950
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Agapkin V.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Mikhaylova N.K. – the General Director
Year of birth – 1957
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 8.4%
Share of ordinary stocks of the enterprise held by the Company : 8.4%
Share of participation in the authorized capital of the Company : 9.16%
Share of Ordinary stocks in the authorized capital of the Company: 9.16%

Board of Directors:

Kovalkov V.V. (the Chairman)
Year of birth – 1952
Share of participation in the authorized capital of the Company : 0,00052%
Share of Ordinary stocks in the authorized capital of the Company: 0,00052%

Obraztsov A.A.
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Markeev V.I.
Year of birth – 1943
Share of participation in the authorized capital of the Company : 0,0369%
Share of Ordinary stocks in the authorized capital of the Company: 0,0369%

Gilev A.A.
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Vasilenko S.I.
Year of birth – 1956
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Starovoytov A.O.
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Veprev A.A.
Year of birth – 1951
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Shuykin V.S.
Year of birth – 1943
Share of participation in the authorized capital of the Company : 0.0013%
Share of Ordinary stocks in the authorized capital of the Company: 0.0013%

Rogkov A.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company : 0.0042%
Share of Ordinary stocks in the authorized capital of the Company: 0.0042%

Nikulenko S.N.
Year of birth – 1961
Share of participation in the authorized capital of the Company : 0.49%
Share of Ordinary stocks in the authorized capital of the Company: 0.49%

Ionushas V.V.
Year of birth – 1944
Share of participation in the authorized capital of the Company : 0.2287%
Share of Ordinary stocks in the authorized capital of the Company: 0.2287%

Tsivilev S.V.
Year of birth – 1961
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Talikin S.A. – the General Director
Year of birth – 1952
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Open joint-stock Company "Machine-Building Industrial Unity of I. RUMYANTSEV", OJSC "MPO of I. RUMYANTSEV"
Location: Russia, 127015, Moscow, ul. Raskovoj, 34
Share of the Company in the authorized capital of the legal entity 7.15%
Share of ordinary stocks of the enterprise held by the Company 9.53%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Dashkova N.A. (the Chairman)
Year of birth – 1954
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Fedorov A.I.
Year of birth – 1952
Share of participation in the authorized capital of the Company : 0.00039%
Share of Ordinary stocks in the authorized capital of the Company: 0.00039%

Dementiev V.P.
Year of birth – 1951
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Rynkevich S.Y.
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Osipov S.A.
Year of birth – 1946
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Kir'yazov V.D.
Year of birth – 1952
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Vladykina I.V.
Year of birth – 1968
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Piskunov A.A.
Year of birth – 1952
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Tartakovskiy V.I.
Year of birth – 1952
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Halfun L.M.
Year of birth – 1962
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Ushakov L.M.
Year of birth – 1935

Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Gusev N.A.
Year of birth – 1956
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Halfun L.M. – the General Director
Year of birth – 1962
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.45%
Share of ordinary stocks of the enterprise held by the Company : 85.82%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Fedorov A.I. (the Chairman)
Year of birth – 1952
Share of participation in the authorized capital of the Company : 0.00039%
Share of Ordinary stocks in the authorized capital of the Company: 0.00039%

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Dolgenkov N.N.
Year of birth – 1956
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Popovich K.F.
Year of birth – 1955
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Demchenko O.F. – the General Director
Year of birth – 1944
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Open joint-stock Company "TAGANROG AVIATION"
Location: Russia 347923, Rostovskaya Oblast, Taganrog, Pl. Aviatorov,1
Share of the Company in the authorized capital of the legal entity 8.068%
Share of ordinary stocks of the enterprise held by the Company 8.068%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

Board of Directors:

Karavaev I.E. (the Chairman)
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Artem'ev V.V.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Benderov V.V.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Pankrat'ev A.S.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Pogrebnyakov V.P.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Romanova E.P.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Savitskih N.V.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Semchenko G.I.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Churkin A.V.
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

Collective Executive body – doesn't exist according to the Charter

Individual executive body:

Savitskiy N.V. – the General Director
Share of participation in the authorized capital of the Company : none
Share of Ordinary stocks in the authorized capital of the Company: none

By the end year 2005

1. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 73.40%
Share of ordinary stocks of the enterprise held by the Company 73.40%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 54,20%
Share of ordinary stocks of the enterprise held by the Company 54,20%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

9. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 22.76%
Share of Ordinary stocks in the authorized capital of the Company is 22.76%

10. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity :10.16%
Share of ordinary stocks of the enterprise held by the Company : 10.16%
Share of participation in the authorized capital of the Company : 8.23%
Share of Ordinary stocks in the authorized capital of the Company: 8.23%

11. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.45%
Share of ordinary stocks of the enterprise held by the Company : 85.82%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

12. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

13. Full and abbreviated Company names: Limited Liability Company "Printing plant "IRKUT", LLC "Printing plant "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Limited Liability Company "IRKUT - TEKS", LLC "IRKUT - TEKS"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 25%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Limited Liability Company "Setevaya kompania "IRKUT", LLC "Setevaya kompania "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley, 29
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

16. Full and abbreviated Company names: Limited Liability Company "IRKUT - TNP", LLC "IRKUT - TNP"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 11
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no

Share of Ordinary stocks in the authorized capital of the Company: no

17. Full and abbreviated Company names: Limited Liability Company "IRKUT - Remstroy", LLC "IRKUT - Remstroy"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

18. Full and abbreviated Company names: Limited Liability Company Sport centre "IRKUT - Zenit", LLC SC "IRKUT - Zenit"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley 4 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

19. Full and abbreviated Company names: Limited Liability Company sanatorium-preventorium "IRKUT", LLC sanatorium "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Ukrainskaya 6
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

20. Full and abbreviated Company names: Limited Liability Company "IRKUT - avtotrans", LLC "IRKUT - avtotrans"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

21. Full and abbreviated Company names: Limited Liability Company "IRKUT – Stanko Servis", LLC "IRKUT - IRKUT – Stanko Servis"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

22. Full and abbreviated Company names: Closed Joint Stock Company "Irkut Industry", JSC "Irkut Industry"
Location: Russia, 129626, Moscow, Novoalekseevskaya 13, bld. 1
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

23. Full and abbreviated Company names: Limited Liability Company "Energocentre IRKUT", LLC "Energocentre IRKUT"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

24. Full and abbreviated Company names: Stock Company (simplified type) "Irkut Seaplane S.A.S.", "Irkut Seaplane S.A.S."
Location: 6 rue de Tul, 31000 Tolouse, France, RCS 449 072 685
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

25. Full and abbreviated Company names: Limited Liability Company Hotel "ORION", LLC Company Hotel "ORION"
Location: Russia, 664020, Irkutsk, ul. Sibirskih partisan 20 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

By the end 1st quarter 2006

1. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 73.40%
Share of ordinary stocks of the enterprise held by the Company 73.40%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 54,20%
Share of ordinary stocks of the enterprise held by the Company 54,20%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

9. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 22.76%
Share of Ordinary stocks in the authorized capital of the Company is 22.76%

10. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity :10.16%
Share of ordinary stocks of the enterprise held by the Company : 10.16%
Share of participation in the authorized capital of the Company : 8.23%
Share of Ordinary stocks in the authorized capital of the Company: 8.23%

11. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.45%
Share of ordinary stocks of the enterprise held by the Company : 85.82%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

12. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

13. Full and abbreviated Company names: Limited Liability Company "Printing plant "IRKUT", LLC "Printing plant "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Limited Liability Company "IRKUT - TEKS", LLC "IRKUT - TEKS"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 25%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Limited Liability Company "Setevaya kompania "IRKUT", LLC "Setevaya kompania "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley, 29
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

16. Full and abbreviated Company names: Limited Liability Company "IRKUT - TNP", LLC "IRKUT - TNP"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 11
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

17. Full and abbreviated Company names: Limited Liability Company "IRKUT - Remstroy", LLC "IRKUT - Remstroy"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

18. Full and abbreviated Company names: Limited Liability Company Sport centre "IRKUT - Zenit", LLC SC "IRKUT - Zenit"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley 4 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

19. Full and abbreviated Company names: Limited Liability Company sanatorium-preventorium "IRKUT", LLC sanatorium "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Ukrainskaya 6
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

20. Full and abbreviated Company names: Limited Liability Company "IRKUT - avtotrans", LLC "IRKUT - avtotrans"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

21. Full and abbreviated Company names: Limited Liability Company "IRKUT – Stanko Servis", LLC "IRKUT - IRKUT – Stanko Servis"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

22. Full and abbreviated Company names: Closed Joint Stock Company "Irkut Industry", JSC "Irkut Industry"
Location: Russia, 129626, Moscow, Novoalekseevskaya 13, bld. 1
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

23. Full and abbreviated Company names: Limited Liability Company "Energocentre IRKUT", LLC "Energocentre IRKUT"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

24. Full and abbreviated Company names: Stock Company (simplified type) "Beriev Irkut Seaplane S.A.S.", "Beriev Irkut Seaplane S.A.S."
Location: 6 rue de Tul, 31000 Tolouse, France, RCS 449 072 685
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

25. Full and abbreviated Company names: Limited Liability Company Hotel "ORION", LLC Company Hotel "ORION"
Location: Russia, 664020, Irkutsk, ul. Sibirskih partisan 20 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

By the end 2nd quarter 2006

1. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 73.40%
Share of ordinary stocks of the enterprise held by the Company 73.40%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 54,20%
Share of ordinary stocks of the enterprise held by the Company 54,20%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%

Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 20.45%
Share of Ordinary stocks in the authorized capital of the Company is 20.45%

9. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity :10.16%
Share of ordinary stocks of the enterprise held by the Company : 10.16%
Share of participation in the authorized capital of the Company : 8.23%
Share of Ordinary stocks in the authorized capital of the Company: 8.23%

10. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.45%
Share of ordinary stocks of the enterprise held by the Company : 85.82%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

11. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

12. Full and abbreviated Company names: Limited Liability Company "Printing plant "IRKUT", LLC "Printing plant "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

13. Full and abbreviated Company names: Limited Liability Company "IRKUT - TEKS", LLC "IRKUT - TEKS"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 25%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Limited Liability Company "Setevaya kompania "IRKUT", LLC "Setevaya kompania "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley, 29
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Limited Liability Company "IRKUT - TNP", LLC "IRKUT - TNP"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 11
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

16. Full and abbreviated Company names: Limited Liability Company "IRKUT - Remstroy", LLC "IRKUT - Remstroy"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

17. Full and abbreviated Company names: Limited Liability Company Sport centre "IRKUT - Zenit", LLC SC "IRKUT - Zenit"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley 4 "A"
Share of the Company in the authorized capital of the legal entity : 100%

Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

18. Full and abbreviated Company names: Limited Liability Company sanatorium-preventorium "IRKUT", LLC sanatorium "IRKUT"
Location: Russia, 664020, Irkutsk, ul. Ukrainskaya 6
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

19. Full and abbreviated Company names: Limited Liability Company "IRKUT - avtotrans", LLC "IRKUT - avtotrans"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

20. Full and abbreviated Company names: Limited Liability Company "IRKUT – Stanko Servis", LLC "IRKUT - IRKUT – Stanko Servis"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

21. Full and abbreviated Company names: Closed Joint Stock Company "Irkut Industry", JSC "Irkut Industry"
Location: Russia, 129626, Moscow, Novoalekseevskaya 13, bld. 1
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

22. Full and abbreviated Company names: Limited Liability Company "Energocentre IRKUT", LLC "Energocentre IRKUT"
Location: Russia, 664020, Irkutsk, ul. Novatorov 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

23. Full and abbreviated Company names: Stock Company (simplified type) "Irkut Seaplane S.A.S.", "Irkut Seaplane S.A.S."
Location: 6 rue de Tul, 31000 Tolouse, France, RCS 449 072 685
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

24. Full and abbreviated Company names: Limited Liability Company Hotel "ORION", LLC Company Hotel "ORION"
Location: Russia, 664020, Irkutsk, ul. Sibirskih partisan 20 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

IV. Securities of the Company

Now in circulation there are the following issued securities of the Company:

- Ordinary inscribed non-documentary shares 978 131 612 shares.
- interest-bearing documentary non-convertible bonds payable to bearer, series A03 with mandatory centralized custody 3 250 000 bonds.

1. Information on shares of the Company

1.1. The first issue
Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 690875 shares
Total volume of issue by Nominal-value: 552700 roubles

Data of the state registration of issue:
Date of registration: 11.03.1993
Registration number: 34-1П-0223
The agency carried out the state registration: the Finance bodies of Irkutsk Authority

Way of placement: according to the plan of privatization
The period of placement: from 11.03.1993 till 11.03.1993

The amount of actually placed securities according to the registered report on results of issue: 690875 shares

Data of the state registration of the report on results of issue:
Date of registration: 30.12.1998
The agency carried out the state registration: Irkutsk Regional Department of Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.2. Second issue
Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 790 361 000 shares
Total volume of issue by Nominal-value: 632 288 800 roubles

Data of the state registration of issue:
Date of registration: 17.05.1999
Registration number: 1-02-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

Way of placement: distribution among shareholders
The period of placement: from 3.04.1999 till 3.04.1999

The amount of actually placed securities according to the registered report on results of issue: 790 361 000 shares

Data of the state registration of the report on results of issue:
Date of registration: 17.05.1999
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.3. Third issue
Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3.0 roubles.

Quantity of securities of this issue: 791 051 875 shares
Total volume of issue by Nominal-value: 2 373 155 625 roubles

Data of the state registration of issue:
Date of registration: 15.08.2002
Registration number: 1-03-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:

The conversion of shares into shares with the greater nominal value with the increase in the authorized capital of the joint-stock company.

The source of placement of securities:

The increase in the authorized capital of joint-stock company by increase in a Nominal-value of shares is carried out due to the reassessment of capital assets made by means of the software-information complex " STOF 2,1 Bookkeeper ", developed by scientific research institute of Statistics of Goskomstat of Russia with the help of Joint-Stock Company " CodeInfo " on factors of Goskomstat of Russia.

Conditions and the order of placement of securities of this issue:

Placement is carried out by converting one ordinary inscribed non-documentary share of the first and second issue in one ordinary nominal non-documentary share of the third issue.

The period of placement (date of converting, or the order of its definition)

Converting is carried out on the sixth working day from the moment of the state registration of the third issue of securities in Federal Commission for the Securities Market - 23.08.2002.

The amount of actually placed securities according to the registered report on results of issue:

791 051 875 shares

Data of the state registration of the report on results of issue:

Date of registration: 10.09.2002

The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: placed

1.4. Additional issue (001-D).

Category: ordinary

The form of securities: inscribed non-documentary

Nominal value of securities of this issue: 3 rouble.

Quantity of securities of this issue: 87 894 653 shares

Total volume of issue by Nominal-value: 263 683 959 roubles

Data of the state registration of issue:

Date of registration: 06.02.2004.

Registration number: 1-03-00040-A.

The agency carried out the state registration: Federal Commission for the Securities Market.

Data of the state registration of the report on results of issue:

Date of registration: 02.07.2004

The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:

Closed subscription.

. The period of placement (date of converting, or the order of its definition)

Data of the start: 09.04.2004

Data of the end: 02.06.2004

The current condition of issue: placed

1.5. Additional issue (002-D).

Category: ordinary

The form of securities: inscribed non-documentary

Nominal value of securities of this issue: 3 rouble.

Quantity of securities of this issue: 99 185 084 shares

Total volume of issue by Nominal-value: 297 555 252 roubles

Data of the state registration of issue:

Date of registration: 29.09.2005

Registration number: 1-03-00040-A.

The agency carried out the state registration: Federal Commission for the Securities Market.

Data of the state registration of the report on results of issue:

Date of registration: 12.01.2006

The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:

Closed subscription.

The current condition of issue: placed

1.5. Market capitalization of the Company

By RTS index calculation method, market capitalization of the Company is:

Date	Market capitalization, USD$
29.12.2001	7 910 519
06.11.2002	35 992 860
31.12.2003	350 040 455
31.03.2004	511 415 038
30.06.2004	405 414 086
30.09.2004	500 909 313
31.12.2004	515 941 612
31.03.2005	544 067 900
30.06.2005	570 919 717
30.09.2005	562 877 357
31.12.2005	609 707 628
31.03.2006	913 125 038
30.06.2006	978 373 988

1.6. Restrictions of purchase and circulation of Company's stocks

The Company does not impose any restrictions towards quantity or nominal value of stocks belonging to one shareholder.

Non-residents may acquire securities of the Company in accordance with the Russian legislation and normative acts of the Russian Federation.

Circulation of securities takes place in secondary market starting with the first calendar day following the date when the Federal Committee of the Central Bank of Russia registered a report of issue results.

The Federal law "Of securities market" No.39-Ф3 of 22.04.96 (changes of 26 November 1998, 8 July 1999, 7 August 2001, 28 December 2002) and the Federal law of 05.03.99 No. 46-FZ "Of protection of rights and legal interests of investors in securities market" ban the following:

- to make any deal with securities belonging to the shareholder before they are fully paid and a report of issue results has been registered at a corresponding state institution;
- to advertise and/or offer securities of the Company to unlimited circle of persons, not disclosing information of the quantity and the rules provided by the Russian legislation of securities and normative legal acts of the Russian Federation.

2. Information of the Company's bonds issue

2.1. First issue

Category (type), series and form of securities issue:

Interest bearing inscribed non-documentary bonds series A01

Nominal value: 1000 roubles

Quantity of Bonds issue: 600 000 bonds

Total quantity of Bonds of nominal value: 600 000 000 roubles

Information of state registration of securities issue:

Registration date: 13.03.2002

Registration number: 4-01-00040-A

Registered at: Federal Commission for the Securities Market

Method of placing: closed subscription

Circle of securities acquired:

Full name of enterprise: "Region Investments company" Closed Joint Stock Company
Abbreviated name: "REGION" IC CJSC
Location: office 10, entrance 15/1, 12, Berezhkovskaya nab, Moscow 121059, Russia.
Postal address: 11A/6, Verkhnyaya Krasnoselskaya St., Moscow 107140, Russia

Full name of enterprise: "Alfa-Bank" Open Joint Stock Company
Abbreviated name: "Alfa-Bank" JSC
Location: 7/1, Novatorov St., Moscow 117421, Russia
Postal address: 9, Mashy Poryvaevoy St., Moscow 107078, Russia

Full name of enterprise: "NOVAYA MOSKVA" Investment and Commercial Joint Stock Bank (closed joint stock company)
Abbreviated name: "NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia
Postal address: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia

Full name of enterprise: Bank for Foreign Economics of the USSR
Abbreviated name: Vnesheconombank
LOCATION: 9, Academic Sakharov prospect, Moscow 101999, Russia
Postal address: 9, Academic Sakharov prospect, B-78 GSP-9, Moscow 101999, Russia

The rights of Stockholders

To get nominal value of Bonds belonging to them, while being paid off on Bonds.
To get coupon interest of nominal value of Bonds by the end of each coupon period.
To get nominal value of Bonds in case of liquidation of the Company, according to the rules of order of priority provided by the Russian legislation in force.
To sell and otherwise alienate Bonds without limitations.
Immediately to demand compensation for the nominal value of Bonds belonging to them and a corresponding Bonds profit in case the Company declares its inability to carry out its financial duties regarding Bonds of the current issue.
The Bondholders of the issue have other rights provided by the Russian legislation in force.

Price of Bond is: 1000 roubles

The date when Bonds start being placed and rules of its determination:

The date when Bonds start being placed shall be determined by the Board of directors after state registration of the Bonds issue and after all potential purchasers have been provided with access to information of the Bonds issue.

Potential purchasers shall be informed in writing of the date when Bonds start being placed not later than 5 business days before this date.

The date when Bonds finish being placed and rules of its determination:

The date when Bonds finish being placed is the date of the last Bond placing, but not later than within twelve month since the date the Decision on the Bonds issue was approved.

The date when the securities actually start being placed: 1 April 2002
The date when the securities actually finish being placed: 2 April 2002

Terms and conditions of placing the Bonds:

Placing of the Bonds is in accordance with Bonds purchase contracts.

Rate, rules and conditions of paying off the interest (coupon) income on the Bonds:

The interest income on the Bonds shall be paid off for each coupon period on a basis of 365 (three hundred and sixty-five) days in year. The dates of the end of the first, second, third, fourth, fifth, sixth coupon periods are corresponding dates coming on 182, 364, 546, 728, 910 and 1092 day since the date the Bonds were placed.
If the date of the end of a coupon period is a day off, regardless if it is a state day off or one only for business operations, a corresponding payment is made on the first business day following the day off. The holder of Bond has no right to demand interests or any other compensation for such a delay in payment.
The date of beginning of the first coupon period is the date when the Bonds start being placed. The date of beginning of a coupon period for each of the following coupons is the date of the end of previous coupon period. The date of the end of each coupon period is the date of payment for this coupon.

Rules of determining interest rate for the first coupon.

Interest rate for the first coupon of the Bonds shall be determined by the Board of directors of the Company after state registration of the Bonds issue, but not later than five business days since the date when Bonds start being placed and this information is represented to all those interested in by sending them a corresponding notice in writing.

The interest rate of the first coupon is 20,4 per cent of the annual interest (Protocol No. 11 of the Board of directors' meeting of 22.03.2002 .)

Rules of determining interest rate for the second and the following coupons.

The interest rate for the second and the following coupons is calculated as follows:

Cj = [(1 + Y / 100%)^ 0.5 - 1] * 2 * 100%,

where

Cj – the annual interest rate for each coupon calculated to an approximation of a hundredth part of per cent;

Y – market value of borrowing determined by proceeding from the figure of the rate of refunding by the Central Bank of Russia, the credit market condition for six months,

The symbol ^ in the formula means rising to a power.

Interest rate for the second and the following periods shall be brought by the Company to notice of all those interested in by publishing a corresponding notice in the "Vedomosty" Newspaper not later than 10 (ten) business says before the date of beginning of a corresponding coupon period.

Calculation of payments for each Bond coupon:

Calculation of payments for each Bond coupon is made by the following formula: Kj = Cj * Nom * (T(j) - T(j -1))/ 365/ 100 %,

where

j – the ordinal number of a coupon period j=1,2,3,4,5,6;

Kj – the amount of coupon payment for each Bond;

Nom – nominal value of one Bond

C j – the amount of interest rate of j coupon;

T(j -1) – the date when j coupon period starts;

T(j) – the date when j coupon period ends.

The amount of payment for each coupon is determined to an approximation of 1 copeck.

Calculation of the amount of accrued coupon income (ACI) of one Bond:

Calculation of the amount of accrued coupon income (ACI) of one Bond on any day between the date the placing starts and the date the issue shall be repaid is made by the formula:

ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 %, where

Nom- the nominal value of one Bond;

Cj – the interest rate of j coupon determined by the Board of directors;

T(j-1)- the date when j period begins;

T – a current date.

The amount of accrued coupon income is calculated to an approximation of one copeck.

The Coupon interest rate is:

first coupon – 20,4 per cent of annual interest;

second coupon - 18,5 per cent of annual interest;

third coupon – 12,0 per cent of annual interest;

forth coupon – 12,0 per cent of annual interest;

fifth coupon – 8,0 per cent of annual interest;

sixth coupon – 8,0 per cent of annual interest.

The Financial agent paying off interests on Bonds and redeeming Bonds:

Name of enterprise: Bank for Foreign Economics of the USSR (Vnesheconombank)

Legal and postal address: 9, Academic Sakharov prospect., GSP-9, B-78, Moscow 101999, Russia.

The Company has the right to appoint additional financial agents and to cancel such appointments. An official announcement of the Company of above-mentioned actions shall be published by the Company in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date such appointments come into force, or become null and void.

Within the same period the Company shall inform a person keeping the Register of such appointment.

The terms and conditions of redeeming Bonds and paying off the coupon income:

The date of beginning of the Bonds redemption is 1092 (one thousand and ninety-second) day since the date when the Bonds start being placed.

The date of the end of the Bonds redemption is the date when the Bonds are redeemed.

Paying off the Bonds coupon income as well as their redemption are made in Russian roubles by written order to persons registered in the Register of Bondholders in favour of persons who has this status by the end of the day precious to the fifth business day before the Bonds redemption and/or paying off the coupon income (herein after referred to as the Registered persons list composing date). A Bondholder if not being a person registered in the Register of Bondholders shall authorize a subscribed Bondholder to get redemption of debts and Bonds.

In order to execute rights of Bondholders to get amounts of redemption or coupon payments the Registrar shall not later than four business days since the date of the Bonds redemption, or payment of the Bonds income, present to the Company and its Financial agent a list of registered persons made on the date of its composing. The List of registered persons includes the following data:

- surname, name and patronymic (full name of enterprise) of a Bondholder, or a subscribed holder;
- type, number, series, date and place of issue of document identifying personality, and the body issued this document (state registration number, name of the body carried out registration, date of registration) to the Bondholder, or the subscribed holder;
- place of residence or registration (place of location) of the Bondholder or the subscribed holder;
- correspondence address (postal address of the Bondholder or the subscribed holder;
- the number of Bonds belonging to the Bondholder which are being redeemed and/or paid off;
- the properties of the bank of the Bondholder or the subscribed holder.

Not later than two days before the date of redemption and/or paying off the income on the Bonds the Registrar shall inform Bondholders of a forthcoming paying off on the coupon income and/or Bonds redemption. The notice shall include the following data:

- the date of the List composing;
- the date of coupon paying off or redemption;
- The number of securities placed on the personal account of a Bondholder by the date of composing the List of registered persons.

Not later than within two business days since the date of redemption and/or paying off the Bonds coupon income the Company transfers corresponding payments to the account of the Financial agent. On the basis of the List of registered persons presented to the Registrar, the financial agent shall calculate payments, which are to be paid off to the registered persons. On the date of redemption and/or paying off on the Bonds coupon income the Financial agent transfers corresponding payments to registered persons in favour of Bondholders. In case one person is authorized to get redemption and payments on the Bonds income in favour of several Bondholders, this person shall be paid the total amount without dividing into separate Bondholders' payments.

Type of security: Guarantee
Person provided the security: "Region-integration" Limited Liability Company
Location: building 1, 11/13, Triokhprudny per., Moscow, Russia
Postal address: building 1, 11/13, Triokhprudny per., Moscow 103001, Russia
The amount of the security (roubles): 600 000 000

The conditions of the guarantee to carry out duties under the Bonds:

The guarantor shall bear responsibility to persons indicated in the Register of Bondholders as Bondholders and/or in case of taking into account rights for Bonds in a depositary, to persons pointed as Bondholders in the depositary (hereinafter referred to as "Bondholders") exclusively for obligations of the Company concerning paying off the nominal value of the Bonds at the time of their redemption in the amount of 600 000 000 (six hundred million) roubles on terms and conditions provided by this Agreement.

So, the responsibility limit of the Guarantor for the corresponding agreement is 600 000 000 (six hundred million) roubles.

The Guarantor shall not be responsible to Bondholders for paying any sanctions, reimbursement of court expenses on collection of debt and other losses of Bondholders caused by a breach or improper execution of duties by the Company.

Neither has the Guarantor the right to deny his obligations unilaterally, nor to change their conditions.

Under the Agreement Bondholders have the following rights:

1) in case of taking into account rights for securities by person carrying out depositary activities; these rights come into force since the moment of entering amounts as received on a deposit account of a purchaser;

2) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment of entering amounts as received on the personal account of a purchaser.

Rights of Bondholders under a corresponding agreement shall be cancelled:

1) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment a corresponding note of transfer of property rights for the Bonds to another person is put in the Register;

2) in case of taking into account rights for securities of person carrying out depositary activities; these rights come into force since the moment a corresponding note of transfer of property rights for Bonds to another person is put in the Register;

3) at the moment the Company is executing its obligations of paying off the Bonds nominal value to such a Bondholder;

4) at the moment the Guarantor is executing its obligations to such a Bondholder under a corresponding agreement depending on which of the above-mentioned moments has come earlier.

The Guarantor bears joint responsibility with the Company for relations connected with paying off the Bonds nominal value in case of non-fulfilment or improper fulfilment by the Company its obligations of paying off the Bonds nominal value in accordance with the terms and conditions provided by the Decision of placing and the Booklet of Bonds issue.

In case of above-mentioned circumstances the obligations of the Company to Bondholders for redemption the Bonds nominal value are executed by the Guarantor in accordance with one of the following conditions:

Within thirty days since the date such circumstances start taking place, Bondholders shall present to the Guarantor a written request to pay off the Bonds nominal value. This request shall include:

- full name of the person authorized to get the Bonds nominal value as it becomes due to redemption (in case the Bonds are transferred to subscribed holding and a subscribed holder has the right to get above-mentioned payments on Bonds the full name of the subscribed holder shall be indicated);
- the quantity of Bonds and the properties of the issue belonging to the Bondholder, which are to be paid off;
- legal and postal addresses, phone numbers of the person authorized to get above-mentioned payments on Bonds;
- taxation status of the person authorized to get Bonds redemption (a resident or a non-resident with a permanent representative office in Russia; a non-resident without any permanent representative offices in Russia);
- the properties of the bank account belonging to the person authorized to get above-mentioned payments on Bonds.

The above-mentioned requirements shall be signed by the Bondholder who is a natural person, or by a head and a chief accountant of the person authorized to get payments of Bonds, and sealed by the legal entity.

Persons appealed to the Guarantor with the above-mentioned request shall present to the persons executing the rights for Bonds documents given in accordance with the legislation in force and certifying their being Bondholders or subscribed holders authorized to get the Bonds nominal value as well as documents certifying the right of the person to get the Bonds nominal value.

Within 1 (one) calendar day of the month following the date of receipt of the above-mentioned request, the Guarantor pays off to Bondholders or subscribed holders empowered to get corresponding payments, a nominal value of a corresponding quantity of Bonds.

Information of state registration of the report of the Bonds issue results:

Registration date: 19.04.2002

Registered at: Federal Commission for the Securities Market

Total receipts from placed securities:

600 000 000 roubles

The purposes of the issue and prospective employment of the resources got as a result of placing Bonds of the Company:

The resources got as a result of placing the Bonds were directed to replenishment of current assets of the Company: purchase of materials and spare parts, paying off trade liabilities etc.

Current condition of the issue: redemptioned.

2.2. Second issue

Category (type), series and form of the securities issue:

interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody

Nominal value: 1000 roubles

Quantity of the Bonds: 1 500 000 bonds

Total quantity of Bonds of nominal value: 1 500 000 000 roubles

Information of state registration of the securities issue:

Registration date: 01.10.2002

Registration number: 4-02-00040-A

Registered at: Federal Commission for the Securities Market

Method of placing: open subscription

Rights of Bondholders of the issue:

The right to get the Bonds nominal value on their paying off within a provided period.

The right to get within a provided period a fixed interest on the Bond's nominal value (coupon income) the rules of determination of which are indicated in the Booklet of Bonds issue and the Decision on Bonds issue.

The right to get the Bonds nominal value on liquidating the Company in order of priority provided by Clause 64 of the Civil Code of the Russian Federation.

The right to sell and otherwise alienate Bonds freely within the period of their circulation.

The right to present Bonds for paying off and demand immediate reimbursement of the Bond's nominal debt value in cases indicated in the Booklet of Bonds issue and the Decision on bonds issue.

Other rights provided by the Russian legislation.

Price (the order of price determining) for placing Bonds:

The price for placing Bonds shall be determined by the Board of directors of the Company and published in the "Vedomosty" Newspaper not later than 5 (five) business days before the date when the Bonds start being placed.

Starting with the second day of Bonds' placing a purchaser when making a sale and purchase deal of Bonds shall pay the accrued coupon income on the Bonds (ACI) being calculated according to the following formula:

$ACI = C1 * Nom * (T - T(0))/ 365/ 100 \%$

where

Nom – the nominal value of one Bond;

C1- the annual interest rate of the first coupon;

T – a current date of Bonds placing;

T(0) – the date when the Bonds start being placed.

The amount of ACI is determined to an approximation of one copeck.

The price for placing the Bonds was determined by the Board of directors of the Company on 09 October 2002 in the amount of 990 roubles (Protocol of the meeting of the Board of directors of 09 October 2002).

The date when the Bonds start being placed and the order of its determination:

The date when the Bonds start being placed shall be determined by the Company after state registration of the Bonds issue, but not earlier than within 2 (two) weeks after disclosure of the information in "Appendix to the Bulletin of the "Federal Commission for the Securities Market" of state registration of the Bonds issue, and providing access to all necessary information of this issue, which shall be disclosed in accordance with the Federal law "Of securities market" and other normative acts of the FCSM.

The information of placing the Bonds shall be published in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date of actual Bonds' placing.

The date when the Bonds finish being placed and the order of its determination:

The date when the Bonds finish being placed is the date earlier the following dates: the fifth business day since the date when the Bonds started being placed; the date of placing the last Bond, but not later than within twelve months since the date of confirmation of the Decision on the Bonds issue.

The date when the Bonds actually start being placed: 05 November 2002
The date when the Bonds actually finish being placed: 05 November 2002

Custodian carrying out central keeping of the Bonds:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: NDC
Location: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
The license information

License No.: 177-03431-000100
Date of issue: 4.12.2000
Expires on: no time limits
Issued at: the Federal Commission for the Securities Market
Types of activities: professional depositary license giving the right to carry out depositary activities.

The order of centralized keeping of Bonds:

The Bonds are issued in a documentary form with a certificate for the total volume of the issue, and are subject to centralized keeping by NDC (the Depositary).

The rights for all the issued Bonds shall be certified by one certificate, the sample of which is indicated in the appendix to the Decision of the Bonds issue.

Before the date the Bonds start being placed the Company presents the Certificate to NDC for further keeping.

The Certificate shall not be given to Bondholders. Depositary reporting on deals with Bonds is carried out by NDC acting as a Depositary, and by depositaries being depositors of NDC on deposit accounts on which the Bonds are being discounted.

The order of presenting documents as well as the terms of fulfilment and bases of deals with Bonds shall be governed by the deposit account agreement concluded between the Client (the Depositor) and NDC, and by *the terms and conditions of NDC depositary activities*, which are available for observation at the Internet page: www.ndc.ru, and/or by the agreements concluded with depositaries being depositors of NDC.

The Depositary shall make a deal with securities of the Clients (depositors) or persons authorized by them, including accounts' trustees, and according to the terms provided by the depositary agreement. The Depositary shall make records on a deposit account of the Client (depositor) only if there are documents being in accordance with the legislation in force, other normative acts and the depositary agreement, which constitute the only basis for making such records.

The basis for making records on a deposit account of the Client (depositor) is:

- instruction by the Client (depositor) or by a person authorized by him, including trustee of the account, which meets the requirements provided by the depositary agreement;
- in case of transfer of rights for securities resulting from deals other than civil and legal deals the basis is the documents certifying transfer of the rights for securities in accordance with the legislation in force and other normative legal acts.

The Depositary shall register facts of exchange of securities belonging to Clients (depositors) by a deposit as well as other rights of third parties in accordance with the rules provided by the depositary agreement.

The rights for securities being kept and/or the rights for which are being counted on the depositary shall be considered transferred since the moment when the Depositary made a corresponding record on a deposit account of the Client (depositor). However, if there is no record on the deposit account, the interested person shall still have an opportunity to prove his/her rights for the securities referring to other evidences.

In order to realize the rights of Clients (depositors) for securities the Depositary is to:

- take all measures provided by Federal laws and other normative acts regarding protection of rights of conscientious purchasers for securities belonging to them, and not to allow the securities to be withdrawn from the conscientious purchasers.
- upon request of the Client (depositor), and in accordance with the depositary agreement, to provide transfer of securities to a deposit account pointed by the Client (depositor) as on this depositary so on any other one.

After the Company has paid off Bonds the Depositary is to:

- write off the Bonds from the deposit accounts
- cease keeping the Bond certificate and settle it.

Terms and conditions of the Bonds placing:

The Bonds placing took place in a section of the share market of the MICEX and in the RTS in accordance with current rules of the MICEX and the RTS.

So, 750 000 Bonds were placed in the section of the MICEX share market, and 750 000 Bonds were placed in the RTS.

Information of enterprises taking part in placing the Bonds (underwriters):

Full name of enterprise: "NOVAYA MOSKVA" joint stock investment and commercial bank (closed joint stock company)
Abbreviated name of enterprise: «NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.
Postal address: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.

Full name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (closed joint stock company)
Abbreviated name of enterprise: MDM-Bank
Location: 3, Sadovnicheskaya St., Moscow 113035, Russia
Postal address: 3, Sadovnicheskaya St., Moscow 113035, Russia

Full name of enterprise: "Vneshtorgbank" (open joint stock company)
Abbreviated name: "Vneshtorgbank" JSC

Location: 16, Kuznetsky most, Moscow 103031, Russia
Postal address: 16, Kuznetský most, Moscow 107996, Russia

Each Underwriter has placed 500 000 (five hundred thousand) Bonds. The total of Bonds placed by the Underwriters is equal to the total of the Bonds issue.

The terms and conditions of paying off the interest (coupon) income on the Bonds:

Paying off the interest income on the Bonds is made by money in Russian roubles by a written order.

The income on Bonds is the amount of coupon receipts being calculated and paid off for each coupon period, plus a discount as a difference between the cost of paying off (nominal value) and the price for placing the Bond (in case the price for placing Bonds is lower than their determined nominal value).

The Bonds have six coupons.

The date of the coupon period beginning for the first coupon is the date when the Bonds start being placed.

The date of the coupon period beginning for the second coupon is 183rd day since the date when the Bonds start being placed.

The date of the coupon period beginning for the third coupon is 365th day since the date when the Bonds start being placed.

The date of the coupon period beginning for the fourth coupon is 547th day since the date when the Bonds start being placed.

The date of the coupon period beginning for the fifth coupon is 729th day since the date when the Bonds start being placed.

The date of the coupon period beginning for the sixth coupon is 911th day since the date when the Bonds start being placed.

The date of the beginning of each coupon period is the date of the end of previous coupon period.

The date of the end of coupon period of sixth coupon is the date of paying off the Bond.

The Interest rate on coupons is:

first coupon - 18,5 per cent of annual interest;
second coupon - 8,5 per cent of annual interest;
third coupon – 17,0 per cent of annual interest;
fourth coupon – 17,0 per cent of annual interest;
fifth coupon – 16,0 per cent of annual interest;
sixth coupon – 16,0 per cent of annual interest.

Calculation of payments on each coupon for one Bond is made by the following formula:

$$Kj = Cj * Nom * (T(j) - T(j-1)) / 365 / 100\ \%$$

where:

j – the ordinal number of the coupon period, j=1,2,3,4,5,6;
Kj – the amount of coupon payment on each Bond;
Nom – the nominal value of each Bond;
Cj – the annual interest rate of j coupon;
T(j -1) – the date of beginning of j coupon period;
T(j) – the date of the end of j coupon period.

The amount of payments for coupons is determined to an approximation of one copeck.

Terms and conditions of paying off the income on Bonds:

Paying off the income on Bonds is made by money in Russian roubles by a written order

Paying off the coupon income on Bonds is made on the date of the end of a coupon period.

Paying off the coupon income on Bonds is made on following dates:

The coupon income on 1 coupon shall be paid on 183 day since the date the Bonds start being placed.

The coupon income on 2 coupon shall be paid on 365 day since the date the Bonds start being placed.

The coupon income on 3 coupon shall be paid on 547 day since the date the Bonds start being placed.

The coupon income on 4 coupon shall be paid on 729 day since the date the Bonds start being placed.

The coupon income on 5 coupon shall be paid on 911 day since the date the Bonds start being placed.

The coupon income on 6 coupon shall be paid at the same time as paying off the Bond, on 1093 day since the date the Bonds start being placed.

If the date of the end of a coupon period is a day off regardless if it is a state day off or one only for business operations, the payment of an amount due shall be made on the first business day following the day off. The Bondholders have no right to demand interest or any other compensation for such a delay in payment.

Paying off the income on Bonds is made by the Financial agent on the instruction from the Company.

The Financial agent paying off the income on the Bonds and the Bonds' redemption:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: "NDC" NP
Location: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia

The Company has the right to appoint additional financial agents and to cancel such appointments. The Company shall publish in the "Vedomosty" Newspaper an official notice of its actions not later than 10 (ten) business days before the date these appointments take place or are cancelled.

The order of paying off on Bonds:

Paying off on the Bonds income is in favour of the Bondholders having these status by the end of the operation day of NDC, preceding the fourth day before the date of paying off the income on the Bonds (herein after referred to as "The date of composing a list of Bondholders to be paid off on the coupon income ").

So, the above-mentioned list of Bondholders includes:

1). Depositors of NDC in case:
- indicated persons are Bondholders;
- indicated persons are empowered by the Bondholders to get money when paying off the income on the Bonds;

2). The Bondholders being Depositors of NDC and having empowered Depositors of NDC counting Bonds belonging to the Bondholders to get money when paying off the coupon income on the Bonds.

It is presumed that subscribed holders being Depositors of NDC are empowered to get money when paying off the coupon income on Bonds. The Depositors of NDC being subscribed holders but not being empowered by their Clients to get money when paying off the coupon income on Bonds shall present to NDC not later than within a business day of NDC preceding the third day before the date of paying of the coupon income on Bonds the list of Bondholders, which shall contain all the following properties indicated in the List of Bondholders to be paid off on the coupon income.

The Bondholder if not being a depositor of NDC may empower Bondholder being a depositor of NDC to get money of receipts and redemption of Bonds.

The list of Bondholders to be paid off on the coupon income:

The available data and/or the data presented by depositors of NDC constitute the List of Bondholders to be paid off on the coupon income, which is to be provided by the Company. The list of Bondholders to be paid off on the coupon income include the following data:

a) full name of enterprise (or a title for non-commercial organizations) of the Bondholder or subscribed holder empowered by the Bondholder to get receipts on paying off Bonds (surname, name and patronymic for a natural person);

б) the quantity of the Bonds registered on the deposit account of the Bondholder or on an interdepositary account of a subscribed Bondholder empowered to get money on paying off Bonds;

в) location and postal address of s Bondholder of a subscribed holder empowered to get money of paying off the Bonds;

c) the properties of the bank account of the Bondholder or a subscribed holder empowered to get money of paying off the Bonds, which are:
- a number of personal bank account;
- name of the bank where the personal account is being operated;
- a correspondent account of the bank where the personal account is being operated;
- location and postal address of the bank;
- an identification code of the bank where the personal account is being operated;

д) an identification number of taxpayer (INN) of the Bondholder or a subscribed holder empowered to get amounts of paying off the income on Bonds;

e) a taxation status of the Bondholder or a subscribed holder empowered to get amounts on paying off the income on Bonds (a resident, a non-resident with a permanent representative office in the Russian Federation, or a non-resident without any permanent representative offices in the Russian Federation etc).

The Bondholder shall independently monitor completeness and actuality of the bank account properties presented by him to NDC. In case the above-mentioned properties are not presented to NDC or presented unpunctually, they shall be presented to a person required them to be presented and being a Bondholder by the date this request was made. In this case the Company fulfils its duties towards the Bonds on the basis of data provided by NDC.

Not later than the day preceding the second day before the date of paying off the income on Bonds the Company transfers necessary funds to the account of the Financial agent.

On the basis of the List of Bondholders to be paid off on the income on Bonds presented by the Depositary, the Financial agent calculates amounts to be paid off to each Bondholder empowered to get amounts on the Bonds' income.

In case one person is empowered by several Bondholders to get amounts on Bonds' income, such person gets the total amount without dividing into separate Bondholder's payments.

The coupon income on non-placed Bonds shall neither be calculated, nor paid.

The Company's duties to pay off the corresponding coupon income on Bonds are considered to be fulfilled since the moment of withdrawal of capital from an account of the Company and/or from a correspondence account of the Financial agent to cover the coupon income payment in favour of Bondholders.

The fulfilment of obligations on Bonds to a person included in the List of Bondholders to be paid off on the coupaon income shall be considered proper even in case of alienation of Bonds after the date this List was composed.

Current condition of the issue: redemptioned.

2.3. Third issue

Kind, series (type), form and other identification signs of the securities	*Certificated interest bearing non-convertible bearer bonds of A03 series with mandatory centralized custody*
State registration No. of the securities issue, date of state registration of the securities issue, and date of state registration of each additional securities issue (if any)	*4-03-00040-A dated July 14, 2005*
Date of state registration of the securities issue report	*November 03, 2005*
Name(s) of the registration authority (authorities) which effected the state registration of the (additional) securities issue and the state registration of the (additional) securities issue report	*Russian Federal Service for Financial Markets*
Number of the securities of the issue	*3,250,000 securities*
Nominal value of each security of the issue, or reference to the fact that the laws of the Russian Federation do not require this kind of securities to have a nominal value	*1000 rubles*
Total nominal value of the securities issue	*3,250,000,000 rubles*
Rights attaching to each security of the issue	*A Bond owner shall have the right to be paid upon redemption of the Bond within the period indicated for the Bond the nominal value of the Bond specified in clause 4 of the Resolution on the securities issue, clause 2.2 of the securities Prospectus.* *A Bond owner shall have the right to be paid interest on the nominal value of the Bond (coupon yield) determined in accordance with clause 9.3 of the Resolution on the securities issue, clause 9.1.2a) of the securities Prospectus.* *A Bond owner shall have the right to demand that the Issuer acquire the Bonds in such cases and on such terms and conditions as are provided for in clause 10 of the Resolution on the securities issue, clause 9.1.2e) of the securities Prospectus.* *A Bond owner shall have the right to be paid the nominal value of the Bond and interest on the nominal value of the Bond (coupon yield) if the Issuer is wound up, subject to such ranking as is provided for in article 64 of the Civil Code of the Russian Federation.* *A Bond owner shall have the right to freely sell or otherwise dispose of the Bond.* *If the Issuer fails to discharge or properly discharge the Issuer's obligations under the Bonds of the issue, a Bond owner shall have the right to have recourse to the provider of collateral for the Bonds issue.* *The provider of collateral for the Bonds issue is:* *IRKUT AviaSTEP closed-joint stock company (ZAO)*

	An owner of the collaterized Bond shall have all rights arising out of such collateral. A new collaterized Bond owner (transferee) to whom the title to the collaterized Bond has been transferred shall receive all rights arising out of such collateral. Transfer of rights which arose out of the collateral provided without transfer of the title to the Bond shall be null and void. *A Bond owner shall have the right to be refunded the invested amount if the Bond issue is held not to have taken place or not valid.* *A Bond owner shall have such other rights as are provided for in the laws of the Russian Federation.*
Securities of the A03 issue are certificated securities with mandatory centralized custody:	
Full and abbreviated company names	*Not-profit partnership "The National Depositary Center", NDC*
Location of the Depositary having centralized custody:	*1/13, bld. 4, Sredny Kislovsky Pereulok, Moscow, Russia*
No., issue date and duration of the Depositary's licence for depositary activity, the issuing authority	*License No. 177-03431-000100 of a professional participant in the securities market for depositary activity, issued on December 4, 2000 by Federal Commission on the Securities Market. The duration of the licence is unlimited.*
Procedures and terms of redemption of the securities of the issue	*The Bonds shall be redeemed at nominal value on the date which is the 1,820-th (One thousand eight hundred and twentieth) day from the date of the commencement of the placement of the Bonds (hereinafter referred to as "the Redemption Date").* *If the redemption date falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bonds shall be redeemed to persons / entities included by the Depositary on the list of Bond owners and/or Bond holders, for the benefit of Bond owners. A Bond owner who is not a depositor of the Depositary may authorize a Bond holder to be paid coupon yield and Bond redemption amounts.* *It is presumed that Bond holders who are depositors of the Depositary are authorized to be paid Bond coupon yield and Bond redemption amounts. Bond holders who are depositors of the Depositary and/or other persons / entities, who have not been authorized by their clients to be paid Bond coupon yield and Bond redemption amounts, shall, not later than 12 hours 00 minutes (Moscow time) of the day preceding the 2-nd (second) business day before the Bond Redemption Date, submit to the Depositary the list of Bond owners, which list shall contain all details required for inclusion in the list of Bond owners and/or Bond holders, as aforesaid.* *Bonds shall be redeemed for the benefit of Bond owners being such as of the close of the Depositary's transaction day preceding the third business day before the Bond Redemption Date (hereinafter referred to as "the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption").* *Obligations with respect to an owner being such as of the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption shall be deemed properly discharged, also in the case of Bonds disposed of after the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption.* *If the owner's title to the Bond is recorded by a Bond holder and the Bond holder has been authorized to be paid the Bond redemption amount, then the person / entity authorized to be paid the Bond redemption amounts shall mean the Bond holder.*

	If the owner's title to the Bond is not recorded by a Bond holder or the Bond holder has not been authorized by the owner to be paid the Bond redemption amount, then the person / entity authorized to be paid the Bond redemption amounts shall mean the Bond owner. *The Depositary shall, not later than the 2-nd (second) business day before the Bond Redemption Date, submit to the Issuer and/or the Paying Agent the list of Bond owners and/or Bond holders compiled as of the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption, including the following information:* *a) the full name of the person / entity authorized to be paid Bond redemption amounts;* *b) the number of Bonds recorded on the securities account of the person / entity authorized to be paid Bond redemption amounts;* *c) the location and postal address of person / entity authorized to be paid Bond redemption amounts;* *d) the bank account details of person / entity authorized to be paid Bond redemption amounts, including* *- the account No.;* *- the name of the bank where the account is kept;* *- the correspondent account of the bank where the account is kept;* *- the bank identification code (BIK) of the bank where the account is kept;* *e) the taxpayer's identification No. (INN) of person / entity authorized to be paid Bond redemption amounts;* *f) reference to the tax position of person / entity authorized to be paid Bond redemption amounts (resident, non-resident with a permanent representation in the Russian Federation, non-resident without a permanent representation in the Russian Federation, etc.).* *Bond owners, persons / entities authorized by Bond owners, including Bond holders, shall independently verify that the bank account details submitted by them to the Depositary are complete and up-to-date. If the said details are not submitted to the Depositary or are not submitted to the Depositary in a timely manner, such obligations shall be discharged to the person / entity presenting a claim for the discharge of the obligations and being the Bond owner as of the date of presenting such claim. Discharge of Bond obligations by the Issuer shall be based on the Depositary's data, in which case the Issuer's obligations shall be deemed discharged in full and in the proper manner. If the bank account details and other information submitted by the Bond owner and/or the Bond holder or held by the Depositary and required for the Issuer to discharge Bond obligations prevent the paying agent from making timely payment, then such a delay may not be held as a delay in discharging Bond obligations and the Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *The Issuer shall, not later than the 2-nd (second) business day preceding the Bond Redemption Date, transfer the required funds to the paying agent's account.* *Based on the list of Bond owners and/or Bond holders submitted by the Issuer or the Depositary, the paying agent shall calculate amounts due to be paid to each of the persons / entities specified on the list of Bond owners and/or Bond holders and authorized to be paid the Bond redemption amounts.* *On the Bond redemption date the Issuer and/or the paying agent shall pay the amounts due to the accounts of the persons /*

	entities authorized to be paid the Bond redemption amounts and specified on the list of Bond owners and/or Bond holders. *When one person / entity has been authorized to be paid the Bond redemption amounts by several Bond owners, then such a person / entity shall be paid the total amount without subdivision into amounts due to each of the Bond owners.* *Bonds shall be written off the securities accounts with the Depositary when all Bonds are redeemed upon discharge by the Issuer and/or the paying agent of the Issuer's obligations to pay the amounts due to redeem the Bonds and the coupon yield due for the last coupon period, notice whereof shall be given by the Issuer and/or the paying agent to the Depositary within 1 (one) business day following the date of discharge by the Issuer of the obligations to redeem the Bonds and pay the coupon yield due for the last coupon period.* *When Bonds are redeemed, the coupon yield due for the last coupon period shall be paid too.* *The Certificate shall be cancelled after all Bonds are written off the Depositary securities accounts of the Bond owners and/or Bond holders.*
Amount of Bond interest (coupon) yield Procedures and terms of payment of Bond interest (coupon) yield	**Bond yield shall be paid in money in the currency of the Russian Federation in cashless transactions.** *Yield on Bonds of the issue shall comprise the total of coupon yield accrued and paid for each coupon period and the discount being the difference between the redemption value (the nominal value) and the placement value of the Bond (if the placement value of the Bonds of the issue is lower than the nominal value thereof).* *The Bonds of the issue have ten coupons.* *The coupon period commencement date of the first coupon shall be the date of the commencement of the placement of the Bonds.* *The coupon period commencement date of the second coupon shall be the 182-nd day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the third coupon shall be the 364-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the fourth coupon shall be the 546-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the fifth coupon shall be the 728-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the sixth coupon shall be the 910-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the seventh coupon shall be the 1092-nd day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the eighth coupon shall be the 1274-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the ninth coupon shall be the 1456-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the tenth coupon shall be the 1638-th day from the date of the commencement of the placement of the Bonds of the issue.* *The commencement date of each coupon period is the expiry date of the previous coupon period.* *The coupon period expiry date of the tenth coupon is the Bond redemption date.* *The interest rate for the coupons shall be as follows:*

	The interest rate for the first coupon shall be 8.74 per cent per annum as approved by the resolution by the President of OOO IRKUT Corporation, the sole executive body of the Issuer (Order No. 71 dated September 22, 2005). As per clause 9.3 of the Resolution on the securities issue, the interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupons of the Bonds shall equal the interest rate for the first coupon. *The amount of coupon yield for each coupon shall be calculated according to the following formula:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *here* *j is the ordinal number of the coupon, j=1, 2, 3, 4, 5, 6, 7, 8, 9, 10;* *Kj is the amount of coupon yield on each Bond (rubles);* *Nom is the nominal value of one Bond (rubles);* *Cj is the interest rate of the j-th coupon (per cent per annum);* *T(j -1) is the commencement date of the j-th coupon;* *T(j) is the expiry date of the j-th coupon.* *The amount of coupon yield for each coupon shall be calculated to the nearest kopeck (the second digit to the right of the point shall be rounded according the math rounding rules as follows: if the third digit to the right of the point is greater than or equals 5, then the second digit to the right of the point shall be increased by 1; if the third digit to the right of the point is less than 5, then the second digit to the right of the point shall remain unchanged).* *If a coupon yield payment date for any of the coupons of the Bonds falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bond yield shall be paid in money in the currency of the Russian Federation in cashless transactions.* *Coupon yield of the Bonds of the issue shall be paid on the coupon period expiry date.* *Coupon yield of the Bonds of the issue shall be paid on the following dates:* *Coupon yield for the 1-st coupon shall be paid on the 182-nd day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 2-nd coupon shall be paid on the 364-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 3-rd coupon shall be paid on the 546-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 4-th coupon shall be paid on the 728-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 5-th coupon shall be paid on the 910-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 6-th coupon shall be paid concurrently with redemption of the Bonds on the 1092-nd day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 7-th coupon shall be paid concurrently with redemption of the Bonds on the 1274-th day from the date*

	of the commencement of the placement of the Bonds of the issue. *Coupon yield for the 8-th coupon shall be paid concurrently with redemption of the Bonds on the 1456-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 9-th coupon shall be paid concurrently with redemption of the Bonds on the 1638-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 10-th coupon shall be paid concurrently with redemption of the Bonds on the 1820-th day from the date of the commencement of the placement of the Bonds of the issue.* *If a coupon period expiry date of the Bonds falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bond yield shall be paid by the Paying Agent as instructed by the Issuer. The functions of the Paying Agent shall be performed by the following entity:* *The full company name of the entity: Not-profit partnership "The National Depositary Center"* *The abbreviated company name: NDC* *Located at: 1/13, Sredny Kislovsky Pereulok, Moscow, 125009, Russia* *Postal address: 1/13, Sredny Kislovsky Pereulok, Moscow, 125009, Russia* *Yield on the Bonds of the issue shall be paid for the benefit of Bond owners being such as of the close of the NDC's transaction day preceding the fourth day before the date of payment of yield on the Bonds of the issue (hereinafter referred to as "the Date of compiling the list of Bond holders for the purposes of coupon yield payment").* This list of Bond holders shall include: *1). NDC depositors if* - *such persons / entities are owners of the Bonds of the issue;* - *such persons / entities have been authorized by the owners of the Bonds of the issue to be paid coupon yield on the Bonds of the issue;* *2). Bond owners who are not NDC depositors and have not authorized NDC depositors keeping records of the bonds of such owners to be paid coupon yield on the Bonds of the issue;* *It is presumed that nominal holders who are NDC depositors are authorized to be paid Bond coupon yield. NDC depositors who are nominal holders and have not been authorized by their clients to be paid Bond coupon yield shall, not later than the close of the NDC's transaction day preceding the third day before Bond coupon yield payment date, submit to NDC the list of Bond owners, which list shall contain all details specified below in the List of Bond holders for the purposes of coupon yield payment.* *A Bond owner who is not an NDC depositor may authorize a Bond holder who is an NDC depositor to be paid Bond yield and Bond redemption amounts.* *Based on the details available and/or submitted by depositors the*

	NDC shall compile the List of Bond holders for the purposes of coupon yield payment and submit such list to the Issuer. The List of Bond holders for the purposes of coupon yield payment shall include the following information: *a) the full company name of the entity (or the name of the non-profit entity, or the full name of the natural person) being the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts;* *b) the number of Bonds recorded on the securities account of the owner or the interdepositary account of the nominal holder of the Bonds authorized by the owner to be paid Bond redemption amounts;* *c) the location and postal address of the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts;* *d) the bank account details of the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts, including* *- the client's bank account No.;* *- the name of the bank where the client's account is kept;* *- the correspondent account of the bank where the client's account is kept;* *- the location and postal address of the bank;* *- the bank identification code (BIK) of the bank where the client's account is kept;* *e) the taxpayer's identification No. (INN) of the Owner or the nominal holder authorized by the owner to be paid Bond yield;* *f) the tax position of the Owner or the nominal holder authorized by the owner to be paid Bond yield (resident, non-resident with a permanent representation in the Russian Federation, non-resident without a permanent representation in the Russian Federation, etc.).* *Holders shall independently verify that bank account details submitted by them to the NDC are complete and up-to-date. If the said details are not submitted to the NDC or are not submitted to the NDC in a timely manner, such obligations shall be discharged to the person / entity presenting a claim for the discharge of the obligations and being the Bond owner as of the date of presenting such claim. Discharge of Bond obligations by the Issuer shall be based on the NDC data.* *The Issuer shall, not later than the day preceding the second day before the Bond yield payment date, transfer the required funds to the paying agent's account.* *Based on the list of Bond holders for the purposes of coupon yield payment submitted by the Depositary, the Paying Agent shall calculate amounts due to be paid to each of the Bond holders authorized to be paid Bond yield.* *On the Bond yield payment date the Paying Agent shall pay the amounts due to the accounts of Bond holders for the benefit of Bond owners.* *When one person / entity has been authorized to be paid the Bond yield by several Bond owners, then such a person / entity shall be paid the total amount without subdivision into amounts due to each of the Bond owners.* *No coupon yield shall accrue or be paid on Bonds that have not been placed.* The Issuer's obligation to pay respective coupon yield on Bonds shall be deemed discharged upon debiting the amount due from the Issuer's account and/or the Paying Agent's correspondent account in payment of coupon yield to Bond holders. *Bond obligations with respect to a person / entity included in the List of Bond holders for the purposes of coupon yield payment*

	shall be deemed properly discharged, also in the case of bonds disposed of after the date of compiling such list.
Kind of collateral provided	**Suretyship (information on the Issuer's surety and the terms of the collateral for the discharge of obligations under the A03 series Bond is provided in clauses 8.4 and 8.5 of this report).**

V. Financial information

Indices of the financial and economic activities of the Company

The dynamics of the indices, characterizing the profitability and unprofitableness of the Company

Indices description	2001	2002	2003	2004	3 Q 2005	2005	1 Q 2006	2 Q 2006
Revenue, thousand rubles	6 737 232	17 629 159	13 072 236	18 542 300	3 710 793	7 987 464	2 397 233	4 845 866
Gross profit, thousand rubles	1 738 477	6 283 129	5 519 542	7 534 731	1 065 653	3 578 592	1 117 838	2 464 514
Gross profit (retain income (uncovered loss), thousand rubles	3 234 765	344 418	130 844	841 239	(1 148 428)	(725 197)	356 016	404 187
profitability Of own capital %	326,14	11,86	4,48	16	-	(16,6)	7,44	6,00
Assets profitability, %	16,45	1,45	0,55	3,3	-	(2,21)	1,04	1,03
	48,01	1,95	0,71	(25,36)	-	(9,08)	14,85	8,34
Product profitability (sales), %	25,06	27,34	21,30	24,40	-	10,45	23,02	19,55
Capital turnover	0,84	23,51	1,07	0,13	0,16	0,37	0,11	0,18
Amount of uncovered loss on the reported date, thousand rubles	(3 167 311)	0	0	0	1 148 428	0	0	0
Ratio of the uncovered loss on the reported date and balanced currency, %	(16,11)	0	0	0	0,04	0	0	0

The indices dynamics, characterizing the liquidity of the Company:

Indices description	2001	2002	2003	2004	3 Q 2005	2005	1 Q 2006	2 Q 2006
Own circulating assets, thousand rubbles	-1 193 819	-1 903 470	-4 387 297	-5 660 151	(6 989 463)	(6 209 335)	(5 154 988)	(3 250 292)
Index of the fixed	2.2	1.6	2.5	2.08	2,74	2,54	2,08	1,48

assets								
Factor of the current liquidity	1.5	2.1	2.5	1.77	3,19	1,88	2,06	2,42
Factor of the fast liquidity	1.1	1.2	1.2	1.15	1,94	1,0	1,16	1,32
Index of autonomy					0,14	0,13	0,14	0,17

The factors influencing on the changing the amount of the revenue Company from production, works, services and the profit (loss) of the Company from the new activity

Indices description	Level of influence on changing the amount of the receipts and profits form the main activity, %				
	2001	**2002**	**2003**	**2004**	**2005**
Inflation influence	2	2	1	1	2
Changing the foreign currency rates	40	20	24	20	22
Decisions of the government bodies	0	0	0	0	0
Other factors, including:	58	78	75	79	
Making new contracts	12	25	25	24	22
Changing of the situation in the money-market	10	15	10	5	8
Growth of demand for the defense technology due to changes of the situation in the world armament market	30	38	40	50	46
Total:	**100**	**100**	**100**	**100**	

The cost structure to produce and realize all production of the Company

Cost description	**9 mon. of 2005**	**3 mon. of 2003**	**6 mon. of 2006**
Raw materials and parts, %	8,86	11,8	9,97
Purchase components, semi-manufactured, %	33,77	36,14	38,04
Works and services of the production character, performed by the exterior organization, %	10,45	4,91	4,85
Fuel, power %	2,65	6,47	4,16
Costs of the remuneration of labor, %	19,38	22,36	18,95
Credit interests, %	-	-	-
Rent, %	-	-	-
Assessments for the social needs, %	5,25	6,4	5,28
Amortization of the fixed assets, %	4,89	3,93	3,41
Taxes, included into the prime cost of the production, %	0,32	0,13	0,49

Other costs, total, %	14,43	7,86	14,85
including:			
amortization of the intangible assets, %	0,74	0,61	0,54
obligatory insurance payment, %	0,99	0,36	0,31
sale expenditures, %			
advertising expenditures, %			
representative expenditures, %	0,03	0,05	0,05
services of the exterior organizations, %			
other, %	12,67	6,84	13,95
Total: expenditures for production and sale of the production (works, services), %	100	100	100

Fixed assets

	9 mon. of 2005	12 mon. of 2005	3 mon. of 2006	6 mon. of 2006
Original (replacement) cost of the fixed assets, thousand rubles:	6 464 130	5 034 118	6 638 224	6 690 230
Value of the accrual amortization, thousand rubles	87 344	2 349 833	3 358 066	3 439 772

9 mon. of 2005

No	Group of the fixed assets	Total costs before the re-estimation, rubles	Depreciated (Excluding amortization) cost before the re-estimation, rubles	Date of the performing of the re-estimation	Total costs after the re-estimation, rubles	Depreciated (Excluding amortization) cost after the re-estimation, rubles
1	Own fixed assets	1 731 560 794	862 484 193	31.12.2001	4 399 876 056	1 985 969 621
2	Special rigging	-	-	31.12.2001	430 815 957	430 815 957
3	Fixed assets, rented	11 830 306	8 241 291	31.12.2001	31 062 195	21 235 459
	TOTAL:	1 743 391 100	870 725 485	31.12.2001	4 861 754 208	2 438 021 037

3 mon. of 2006

No	Group of the fixed assets	Total costs before the re-estimation, rubles	Depreciated (Excluding amortization) cost before the re-estimation, rubles	Date of the performing of the re-estimation	Total costs after the re-estimation, rubles	Depreciated (Excluding amortization) cost after the re-estimation, rubles
1	Own fixed assets	1 731 560 794	862 484 193	31.12.2001	4 399 876 056	1 985 969 621
2	Special rigging	-	-	31.12.2001	430 815 957	430 815 957
3	Fixed assets, rented	11 830 306	8 241 291	31.12.2001	31 062 195	21 235 459

	TOTAL:	1 743 391 100	870 725 485	31.12.2001	4 861 754 208	2 438 021 037

6 mon. of 2006

No	Group of the fixed assets	Total costs before the re-estimation, rubles	Depreciated (Excluding amortization) cost before the re-estimation, rubles	Date of the performing of the re-estimation	Total costs after the re-estimation, rubles	Depreciated (Excluding amortization) cost after the re-estimation, rubles
1	**Own fixed assets**	*1 731 560 794*	*862 484 193*	*31.12.2001*	*4 399 876 056*	*1 985 969 621*
2	**Special rigging**	-	-	*31.12.2001*	*430 815 957*	*430 815 957*
3	**Fixed assets, rented**	*11 830 306*	*8 241 291*	*31.12.2001*	*31 062 195*	*21 235 459*
	TOTAL:	***1 743 391 100***	***870 725 485***	***31.12.2001***	***4 861 754 208***	***2 438 021 037***

The date of performing the re-estimation is 31.12.2001.
The total balance cost of the fixed assets, before the re-estimation is 1 743 391 100 rubles.
The depreciated (excluding wearing) cost of the fixed assets before the re-estimation is 870 725 485 rubles.
The total balance cost of the fixed assets, taking into account the re-estimation is 4 861 754 208 rubles
The depreciated (excluding wearing) cost of the fixed assets, taking into account the re-estimation is 2 438 021 037 rubles.
The method of performing the re-estimation is: the method of performing the re-estimation of the fixed assets is using of the Program and information complex "STOF 2.1 Bookkeeper", developed by the SRI of the Statistics of Roscomstat of Russia with the assistance of CC "CodeInfo" according to the factors of the Roscomstat of Russia.

Charge of the fixed assets of the Company as for 30.09.2005:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Pledge	Engineering tools and equipment (63 items)	14.04.04	Until 24.12.07	75 237 312
Pledge	Units	14.07.2005	12.01.2007	296 274 781
Pledge	Engineering tools and equipment (624 items)	01.02.2005	31.01.2006	421 815 648
Pledge	Engineering tools and equipment (356 items)	22.03.2005	21.03.2007	114 151 608
Pledge	Non-ferrous metals (410 tons)	22.03.2005	21.03.2007	148 683 034
Pledge	Non-ferrous metals	28.02.2005	20.08.2006	427 026 462

Charge of the fixed assets of the Company as for 31.03.2006:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Pledge	Engineering tools and equipment (63 items)	14.04.04	Until 24.12.07	75 237 312
Pledge	Units	14.07.2005	12.01.2007	296 274 781
Pledge	Engineering tools and equipment	01.02.2005	31.01.2006	421 815 648
Pledge	Engineering	22.03.2005	21.03.2007	114 151 608

	tools and equipment			
Pledge	Goods in process	22.03.2005	21.03.2007	149 884 645
Pledge	Non-ferrous metals	22.03.2005	21.03.2007	148 683 034
Pledge	Non-ferrous metals	28.02.2005	20.08.2006	427 026 462

Charge of the fixed assets of the Company as for 30.06.2006:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Pledge	Engineering tools and equipment (63 items)	14.04.04	Until 24.12.07	75 237 312
Pledge	Units	14.07.2005	12.01.2007	296 274 781
Pledge	Engineering tools and equipment	01.02.2005	31.01.2006	421 815 648
Pledge	Engineering tools and equipment	22.03.2005	21.03.2007	114 151 608
Pledge	Goods in process	22.03.2005	21.03.2007	149 884 645
Pledge	Non-ferrous metals	22.03.2005	21.03.2007	148 683 034
Pledge	Non-ferrous metals	28.02.2005	20.08.2006	427 026 462

These fixed assets are the securing for the credits of the Saving Bank of Russia.

The intangible assets of the Company:

The intangible assets of the Company, as for 30.09.05.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	974 601	158 015
2	Exclusive right of the author or other right holder to use the program for computers and database	13 027	10 598
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15	7
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	1 256	673
Total, rubles		988 908	988 899

The intangible assets of the Company, as for 30.03.06.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 630	185 566
2	Exclusive right of the author or other right holder to use the program for computers and database	16 738	11 023
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	39
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	1 256	777
Total, rubles		988 908	1 021 855

The intangible assets of the Company, as for 30.06.06.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 742	198 428
2	Exclusive right of the author or other right holder to use the program for computers and database	13 027	11 092
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	46
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	4 967	1 016
Total, rubles		1 355 838	1 021 967

Intangible assets accounting is performed in accordance with the Regulation on business accounting RAS 14/2000 "Intangible assets accounting", approved by the Order of the RF Ministry of Finance of October 16, 2000 No 91n.

Financial investments of the Company

The total amount of the financial investments of the Company as for 30.09.2005: ***3 814 685 000***rubles.
The total amount of the financial investments of the Company as for 31.12.2005: ***3 307 462 000***rubles.

The total amount of the financial investments of the Company as for 31.03.2006: ***3 281 191 000***rubles.
The total amount of the financial investments of the Company as for 30.06.2006: ***3 624 601 000***rubles.

List of the financial investments of the Company, which are 10 and more percents of the finance investments as for 30.06.2006:

Investments in emission securities are:

Type of securities	***The ordinary inscribed non-documentary shares (OIS);*** ***The preferred inscribed non-documentary shares (PIS)***
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	***Open Joint Stock Company "Design Bureau in the name of A.S.Yakovlev"*** ***OJSC "OKB of Yakovlev"***
Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registry numbers of the issues of the emission securities, dates of the State registry, The registry bodies, performed the issues registration of the emission securities	1-01-00860-A, 17.03.2004, FSFM of Russia 2-01-00860-A, 17.03.2004, FSFM of Russia
Quantity of the securities, the Company has in possession	***OIS – 1 271 304 shares*** ***PIS – 70 090 shares*** ***Total: 1 341 394 shares***
Total nominal cost of the securities, the Company possesses	***268 278.80 rubles.***
Total balance cost of the securities, the Company possesses	***1 680 002 080.00 rubles.***
Dividend amount of the preferred shares, payout period	***No***
The amount of the stated dividend of the common share, payout period	***No***

Information about the amount of the potential losses, related to the bankruptcy of the organizations (enterprises), to which the investments were provided, accordingly to each type of the abovementioned investments:

The losses are improbable and are limited by the costs of investments.

The Company assets are not allocated in the deposit or other bank accounts of other Credit organizations, which licenses were suspended or withdrawn, and also in the case if the decision of the reorganization, closing down of such credit organization was made, beginning of the bankruptcy procedure or if such organization were declared bankrupts.

The potential losses, accordingly to the Company estimation of the finance investments, showed in the accounting reports of the Company, are improbable and are limited by the costs of investments

Credit history of the Company

Obligation	Creditor (moneylender)	Amount of the main debt	Maturity day	Delay in execution
Credit	Trust Investment Bank	15 000 000 US dollars	21.02.01	no delay
Credit	Trust Investment Bank	10 000 000 US dollars	21.02.01	no delay
Credit	Prombusinessbank	70 000 000 рублей	11.03.01	no delay
Credit	Trust Investment Bank	5 000 000 US dollars	09.04.01	no delay
Credit	Trust Investment Bank	18 800 000 US dollars	09.04.01	no delay
Credit	Savings bank (Irkutsk branch	105 000 000 Rubles	26.04.01	no delay
Credit	Alfa bank (Irkutsk branch)	14 000 000 US dollars	22.06.01	no delay
Credit	Trust Investment	10 000 000 US	30.07.01	no delay

	Bank	dollars		
Credit	Trust Investment Bank	11 000 000 US dollars	30.07.01	no delay
Credit	Trust Investment Bank	10 000 000 US dollars	28.09.01	no delay
Credit	Trust Investment Bank	25 000 000 US dollars	09.11.01	no delay
Credit	Trust Investment Bank	10 000 000 US dollars	09.11.01	no delay
Credit	Savings bank (Irkutsk branch)	150 000 000 Rubles	13.11.01	no delay
Credit	Trust Investment Bank	3 800 000 US dollars	21.11.01	no delay
Credit	Trust Investment Bank	2 000 000 US dollars	18.12.01	no delay
Credit	Trust Investment Bank	21 000 000 US dollars	16.01.02	no delay
Credit	Savings bank	30 000 000 US dollars	31.03.02	no delay
Credit	Trust Investment Bank	45 000 000 US dollars	15.05.02	no delay
Credit	Savings bank	839 608 166 Rubles	31.08.02	no delay
Credit	Rosbank	56 000 000 US dollars	17.02.03	no delay
Credit	Savings bank	3 527 079 605 Rubles	31.08.03	no delay
Credit	Savings bank	3 127 550 237 Rubles	31.10.03	no delay
Credit	Vneshtorgbank	72 000 000 US dollars	04.12.02	no delay
Credit	Rosbank	60 000 000 US dollars	30.12.03	no delay
Credit	Vneshtorgbank	60 000 000 US dollars	22.01.04	no delay
Credit	Vneshtorgbank	60 000 000 US dollars	22.01.04	no delay
Credit	Savings bank 7007	60 000 000 US dollars	24.12.07	Not reached
Credit	Rosbank	60 000 000 US dollars	30.06.04	no delay
Credit	Savings bank 7013	101 000 000 US dollars	27.09.07	Not reached
Credit	Savings bank 7014	70 000 000 US dollars	30.12.05	no delay
Credit	Savings bank№2229/2745-6	1 017 242 058,79 Rubles	01.06.04	no delay
Credit	Savings bank №7053	115 000 000 US dollars	29.12.09	Not reached
Credit	Savings bank №7054	45 000 000 US dollars	29.12.08	Not reached
Credit	Savings bank №7101	45 000 000 US dollars	29.12.09	Not reached
Credit	Savings bank №7102	45 000 000 US dollars	29.12.10	Not reached
Credit	Savings bank №7123	28 883 059 US dollars	26.01.09	Not reached
Credit	Mosnarbank Singapore	83 500 000 US dollars	20.11.08	Not reached
bonded debt	Market borrowing	3 250 000 000 Rubles	16.09.10	Not reached
CLN	Market borrowing	125 000 000 US dollars	10.04.09	Not reached

The Company obligations, provided by the third parties

Index	9 mon. 2005	12 mon. 2005	3 mon. 2006	6 mon. 2006
Total amount of the obligations of the Company of the provided security to the third parties, thousand rubles	100 000	100 000	197 803	50 089
Total amount of the obligations of the third parties, which The Company provided to the third parties security, including loan or guarantee, thousand rubles	100 000	100 000	197 803	35 089

Information about the amount of the account receivable

On 30.09.2005 the accounts receivable of the Company is 9 495 338 thousand rubles

The structure of the account receivable of the Company on 30.06.2004.

Type of the account receivable	Term of payment	
	Up to 1 year	More than 1 year
Customers and clients, thousand rubles	1 350 867	235 167
Including, accounts receivable failed on time thousand rubles		X
Circulating notes to receive, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Given advances, thousand rubles	6 305 048	18 887
Including, accounts receivable failed on time thousand rubles		X
Other debtors, thousand rubles	1 585 369	
Including, accounts receivable failed on time thousand rubles		X
Total, thousand rubles	9 241 284	254 054
Total accounts receivable failed on time thousand rubles		X

On 31.12.2005 the accounts receivable of the Company is 9 495 338 thousand rubles

The structure of the account receivable of the Company on *31.12.2005*.

Type of the account receivable	Term of payment	
	Up to 1 year	More than 1 year
Customers and clients, thousand rubles	1 299 543	
Including, accounts receivable failed on time thousand rubles		X
Circulating notes to receive, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Given advances, thousand rubles	4 059 629	
Including, accounts receivable failed on time thousand rubles		X
Other debtors, thousand rubles	2 375 642	637 868
Including, accounts receivable failed on time thousand rubles		X
Total, thousand rubles	7 734 814	637 868

Total accounts receivable failed on time thousand rubles		X

On 30.03.2006 the accounts receivable of the Company is 12 376 823 thousand rubles

The structure of the account receivable of the Company on ***30.03.2006***.

Type of the account receivable	**Term of payment**	
	Up to 1 year	**More than 1 year**
Customers and clients, thousand rubles	2 669 169	
Including, accounts receivable failed on time thousand rubles		X
Circulating notes to receive, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Given advances, thousand rubles	5 233 105	
Including, accounts receivable failed on time thousand rubles		X
Other debtors, thousand rubles	4 461 467	13 082
Including, accounts receivable failed on time thousand rubles		X
Total, thousand rubles	12 363 741	13 082
Total accounts receivable failed on time thousand rubles		X

On 30.06.2006 the accounts receivable of the Company is 12 867 878 thousand rubles

The structure of the account receivable of the Company on ***30.06.2006***.

Type of the account receivable	**Term of payment**	
	Up to 1 year	More than 1 year
Customers and clients, thousand rubles	1 531 770	
Including, accounts receivable failed on time thousand rubles		X
Circulating notes to receive, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Given advances, thousand rubles	7 319 825	
Including, accounts receivable failed on time thousand rubles		X
Other debtors, thousand rubles	4 002 273	14 010
Including, accounts receivable failed on time thousand rubles		X
Total, thousand rubles	12 853 868	14 010
Total accounts receivable failed on time thousand rubles		X

Information about formation and use of the reserve fund, and also about other funds of the Company

Name of the Fund	***Reserve fund***					
	2001	**2002**	**2003**	**2004**	**2005**	**30.06.2006**
The fund amount, established by the constitutive documents	5% of the Authorized Capital of the Company					
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of	-	10 118 thousand rubles	27 339 thousand rubles.,	33 881 thousand rubles.,	75 943 thousand rubles.,	75 943 thousand rubles.,

the Authorized Capital of the Company		1,6% of the Authorized Capital	1,15% of the Authorized Capital	1,29% of the Authorized Capital	2,58% of the Authorized Capital	2,58% of the Authorized Capital
The fund allocation amount during the report quarter	-	17 221	6 542	42 062	-	-
The fund assets amount, used during the report quarter and the target of usage of this asset	-	-	-	-	-	-

Affiliated persons' list

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

I. Affiliated persons' list by the date 30.09.2005

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
Demchenko Oleg Fedorovich	*Russia, Moscow*	*The person exercises powers of individual executive body of "Irkut Corporation";* *The person is "irkut Corporation" Board of Directors' member*	*24.06.2005* *24.06.2005*	-	-
Fedorov Aleksey Innokentievich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*	*0.00039%*	*0.00039%*
Bezverkhniy Valeriy Borisovich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *06.09.2004*		
Kovalkov Viktor Vasilievich	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *06.09.2004*	*0.00046%*	*0.00046%*
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Poletaev Maksim Vladimiroch	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		

Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*			
Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*			
Ponomarev Aleksey Konstantinovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*			
Vasilenko Sergey Ivanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Veprev Aleksandr Ivanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Kobzev Viktor Anatolievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Chirikov Vladimir Anatolievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*			
Close Joint Stock Company "ATS-32"	*Russia, 664020, Irkutsk, ul. Mira , 98*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*03.06.1992*			
Close Joint Stock Company "Itela"	*Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen*	*12.11.2001*			

		to the voting shares of the legal person			
Close Joint Stock Company "Experimental Design Bureau "Russian avionics"	*Russia, 140160, Moscow region, Zhukovsky, LII Gromova*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*15.08.1999*		
Close Joint Stock Company "BETA IR"	*Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*		
Close Joint Stock Company "Techservisavia"	*Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*		
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*		
Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"	*Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*		
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*15.11.1995*		
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares*	*01.07.2002*		

		of the legal person				
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prosp, 68*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*20.04.2004*			
Public limited company "Irkut – Zhilischno-Kommunalnye Uslugi" (Housing and Communal services)	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*18.12.2003*			
Public limited company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*29.04.2004*			
Public limited company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*17.03.2004*			
Public limited company "Irkut – StankoService"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*29.04.2004*			
Public limited company "Irkut – TNP"	*Russia, 664020, Irkutsk, ul.Novatorov 11A*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*26.08.2004*			
Public limited company "Printing-house Irkut"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares*	*29.04.2004*			

		of the legal person			
Public limited company "Network company "Irkut"	Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	28.05.2004		
Public limited company "Irkut-Avtotrans"	Russia, 664020, Irkutsk, ul.Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	07.07.2004		
Public limited company "Irkut-TEKS"	Russia, 664020, Irkutsk, ul. Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	17.05.2004		
Public limited company Sanatorium-dispensary "Irkut"	: Russia, 664020, Irkutsk, ul. Ukrainskaya, 6	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	12.04.2004		
Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN"	Russia, 664020, Irkutsk, ul. Makarenko, 6	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	16.02.2004		
Public limited company "Energocentr "Irkut"	Russia, 664020, Irkutsk, ul. Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	20.07.2004		
Closed Joint-Stock Company "FTC Company"	Russia, 125047, Moscow, 1-ya Tverskaya Yamskaya str., 6, bld.1	The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company	23.04.2003	22,76%	22,76%
Reductive Joint Stock Beriev Irkut Seaplane S.A.S.	6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685	The legal person has the right to command more than 20 percent of total	25.02.2005		

		voting power, fallen to the voting shares of the Joint Stock Company			
Limited liability company Hotel "ORION "	*Russia, 664020, Irkutsk, ul. Sibirskih partisan 20A*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*18.05.2005*		
Close Joint Stock Company "Irkut Indastry"	*Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*24.05.2004*		

Changes in Irkut Corporation's Affiliated persons list during period: since 01.07.2005 till 30.09.2005

1	Content of Change	Date of change	Date of alteration in Affiliated persons list
	Affiliated person name change	23.08.2005	23.08.2005

Information on Affiliated person before changing					
Reductive Joint Stock Irkut Seaplane S.A.S.	*6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*25.02.2005*		
Information on Affiliated person after changing					
Reductive Joint Stock Beriev Irkut Seaplane S.A.S.	*6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*25.02.2005*		

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

I. Affiliated persons' list by the date 30.12.2005

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
Demchenko Oleg Fedorovich	*Russia, Moscow*	*The person exercises powers of individual executive body of "Irkut Corporation";* *The person is "irkut Corporation" Board of Directors' member*	*24.06.2005* *24.06.2005*	-	-
Fedorov Aleksey Innokentievich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*	*0.00035%*	*0.00035%*
Bezverkhniy Valeriy Borisovich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *06.09.2004*		
Kovalkov Viktor Vasilievich	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *06.09.2004*	*0.00046%*	*0.00046%*
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Poletaev Maksim Vladimiroch	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors'*	*24.06.2005*		

		member			
Ponomarev Aleksey Konstantinovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005		
Vasilenko Sergey Ivanovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Veprev Aleksandr Ivanovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Dolzhenkov Nikolay Nikolaevich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Kobzev Viktor Anatolievich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Sautov Vladimir Nilovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Smekhov Sergey Konstantinovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Chirikov Vladimir Anatolievich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Eliseev Dmitry Anatolievich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Close Joint Stock Company "ATS-32"	Russia, 664020, Irkutsk, ul. Mira , 98	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	03.06.1992		
Close Joint Stock Company "Itela"	Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	12.11.2001		
Close Joint Stock Company "Experimental Design Bureau "Russian avionics"	Russia, 140160, Moscow region, Zhukovsky, LII Gromova	The Joint Stock Company has the right to command more than 20 percent of total	15.08.1999		

		voting power, fallen to the voting shares of the legal person			
Close Joint Stock Company "BETA IR"	*Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*		
Close Joint Stock Company "Techservisavia"	*Russia, 125047, Moscow, 1st Tverskaya-Yamskaya, 6, building1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*		
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*		
Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"	*Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*		
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, Krasnodar region, Gelendjic, ul.Solnechnaya 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*15.11.1995*		
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.07.2002*		
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prosp, 68*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen*	*20.04.2004*		

		to the voting shares of the legal person				
Public limited company "Irkut – Zhilischno-Kommunalnye Uslugi" (Housing and Communal services)	Russia, 664020, Irkutsk, ul. Aviastroiteley, 28	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	18.12.2003			
Public limited company "Irkut – Remstroy"	Russia, 664020, Irkutsk, ul.Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	29.04.2004			
Public limited company Fitness center "Irkut – Zenit"	Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	17.03.2004			
Public limited company "Irkut – StankoService"	Russia, 664020, Irkutsk, ul.Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	29.04.2004			
Public limited company "Irkut – TNP"	Russia, 664020, Irkutsk, ul.Novatorov 11A	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	26.08.2004			
Public limited company "Printing-house Irkut"	Russia, 664020, Irkutsk, ul.Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	29.04.2004			
Public limited company "Network company "Irkut"	Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares	28.05.2004			

		of the legal person			
Public limited company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*07.07.2004*		
Public limited company "Irkut-TEKS"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*17.05.2004*		
Public limited company Sanatorium-dispensary "Irkut"	*: Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*12.04.2004*		
Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN"	*Russia, 664020, Irkutsk, ul. Makarenko, 6*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*16.02.2004*		
Public limited company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*20.07.2004*		
Reductive Joint Stock Beriev Irkut Seaplane S.A.S.	*6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*25.02.2005*		
Limited liability company Hotel "ORION "	*Russia, 664020, Irkutsk, ul. Sibirskih partisan 20A*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*18.05.2005*		
Close Joint Stock Company "Irkut Indastry"	*Russia, 129626, Moscow, ul. Novoalexeevskaya*	*The legal person has the right to command more than*	*24.05.2004*		

	13, building 1	*20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*				

Changes in Irkut Corporation's Affiliated persons list during period: since 01.10.2005 till 30.12.2005

1	Content of Change	Date of change	Date of alteration in Affiliated persons list
	Changing of affiliated person share in Issuer's charter capital	20.12.2005	20.12.2005

Information on Affiliated person before changing					
Fedorov Aleksey Innokentievich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005	0.00039%	0.00039%
Information on Affiliated person after changing					
Fedorov Aleksey Innokentievich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005	0.00035%	0.00035%

2	Content of Change	Date of change	Date of alteration in Affiliated persons list
	Changing of affiliated person share in Issuer's charter capital	20.12.2005	20.12.2005

Information on Affiliated person before changing					
Kovalkov Vladimir Vasilievich	Russia, Irkutsk	The person is the "Irkut Corporation" Board of Directors' member The person is the "Irkut Corporation" Executive Committee' member	24.06.2005 06.09.2004	0.00052%	0.00052%
Information on Affiliated person after changing					
Kovalkov Vladimir Vasilievich	Russia, Irkutsk	The person is the "Irkut Corporation" Board of Directors' member The person is the "Irkut Corporation" Executive Committee' member	20.12.2005	0.00046%	0.00046%

I. Affiliated persons' list by the date 31.03.2006

Affiliated person's name	**The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)**	**Grounds**	**Effective date**	**Equity stake of ordinary shares**	**Equity stake of shares in the company's charter capital**
Fedorov Aleksey Innokentievich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' Chairman*	*24.06.2005*	*0.00035%*	*0.00035%*
Bezverkhniy Valeriy Borisovich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *06.09.2004*		
Vlasov Vadim Igorevich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member*	*20.03.2006*		
Demchenko Oleg Fedorovich	*Russia, Moscow*	*The person exercises powers of individual executive body of "Irkut Corporation";* *The person is "irkut Corporation" Board of Directors' member*	*24.06.2005* *24.06.2005*	-	-
Kovalkov Viktor Vasilievich	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the*	*24.06.2005*	*0.00046%*	*0.00046%*

		"Irkut Corporation" Executive Committee' member	06.09.2004		
Lyamtsev Eugeniy Vladimirovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	20.03.2006		
Pogosyan Mikhail Aslanovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005		
Poletaev Maksim Vladimiroch	Russia, Irkutsk	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005		
Ponomarev Alexey Konstantinovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005		
Chemezov Sergey Viktorovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005		
Tsivilev Sergey Viktorovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	24.06.2005		
Vasilenko Sergey Ivanovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Veprev Aleksandr Ivanovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Dolzhenkov Nikolay Nikolaevich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Kobzev Viktor Anatolievich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Sautov Vladimir Nilovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Smekhov Sergey Konstantinovich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Chirikov Vladimir Anatolievich	Russia, Moscow	The person is the "Irkut Corporation" Executive Committee' member	06.09.2004		
Eliseev Dmitry Anatolievich	Russia, Moscow	The person is the "Irkut Corporation"	06.09.2004		

		Executive Committee' member				
Close Joint Stock Company "ATS-32"	*Russia, 664020, Irkutsk, ul. Mira , 98*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*03.06.1992*			
Close Joint Stock Company "Itela"	*Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*12.11.2001*			
Close Joint Stock Company "Experimental Design Bureau "Russian avionics"	*Russia, 140160, Moscow region, Zhukovsky, LII Gromova*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*15.08.1999*			
Close Joint Stock Company "BETA IR"	*Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*			
Close Joint Stock Company "Techservisavia"	*Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*			
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*			
Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"	*Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares*	*16.12.1994*			

		of the legal person				
Open Joint Stock Company "Hydroaviasalon"	Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	15.11.1995			
Close Joint Stock Company "IRKUT AviaSTEP"	Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	01.07.2002			
Open Joint Stock Company "Yakovlev Design Bureau"	Russia, 125315, Moscow, Leningradsky prosp, 68	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	20.04.2004			
Public limited company "Irkut – Remstroy"	Russia, 664020, Irkutsk, ul.Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	29.04.2004			
Public limited company Fitness center "Irkut – Zenit"	Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	17.03.2004			
Public limited company "Irkut – StankoService"	Russia, 664020, Irkutsk, ul.Novatorov 3	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	29.04.2004			
Public limited company "Irkut – TNP"	Russia, 664020, Irkutsk, ul.Novatorov 11A	The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person	26.08.2004			

Public limited company "Printing-house Irkut"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*29.04.2004*		
Public limited company "Network company "Irkut"	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*28.05.2004*		
Public limited company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*07.07.2004*		
Public limited company "Irkut-TEKS"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*17.05.2004*		
Public limited company Sanatorium-dispensary "Irkut"	*: Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*12.04.2004*		
Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN"	*Russia, 664020, Irkutsk, ul. Makarenko, 6*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*16.02.2004*		
Public limited company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*20.07.2004*		
Reductive Joint Stock Beriev Irkut Seaplane S.A.S.	*6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*	*The legal person has the right to command more than 20 percent of total*	*25.02.2005*		

		voting power, fallen to the voting shares of the Joint Stock Company			
Limited liability company Hotel "ORION"	*Russia, 664020, Irkutsk, ul. Sibirskih partisan 20A*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*18.05.2005*		
Closed Joint-Stock Company "FTC Company"	*Russia, 125047, Moscow, 1-ya Tverskaya Yamskaya str., 6, bld.1*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*23.04.2003*	*22,76%*	*22,76%*
Close Joint Stock Company "Irkut Indastry"	*Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*24.05.2004*		

Changes in Irkut Corporation's Affiliated persons list during period: since 01.01.2006 till 31.03.2006

1	Content of Change	Date of change	Date of alteration in Affiliated persons list
	The reason for affiliated person has been appeared	20.03.2006	20.03.2006

Information on Affiliated person before changing					
The person wasn't an affiliated person					
Information on Affiliated person after changing					
Vlasov Vadim Igorevich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member	20.03.2006	-	-

2	Content of Change	Date of change	Date of alteration in Affiliated persons

				list
	The reason for affiliated person has been appeared	20.03.2006		20.03.2006

Information on Affiliated person before changing					
Kovalkov Vladimir Vasilievich	Russia, Irkutsk	The person is the "Irkut Corporation" Board of Directors' member The person is the "Irkut Corporation" Executive Committee' member	24.06.2005 06.09.2004	0.00052%	0.00052%
Information on Affiliated person after changing					
Kovalkov Vladimir Vasilievich	Russia, Irkutsk	The person is the "Irkut Corporation" Board of Directors' member The person is the "Irkut Corporation" Executive Committee' member	20.12.2005	0.00046%	0.00046%

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

I. Affiliated persons' list by the date 30.06.2006

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' Chairman*	*24.06.2005*	*0.00035%*	*0.00035%*
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *06.09.2004*	-	-
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member.*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*The person*	*24.06.2005*	-	-

		exercises powers of individual executive body of "Irkut Corporation"; The person is "Irkut Corporation" Board of Directors' member	*24.06.2005*		
Kovalkov Viktor Vasilievich	*Irkutsk, Russia*	*The person is the "Irkut Corporation" Board of Directors' member The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005 06.09.2004*	*0.00046%*	*0.00046%*
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*20.03.2006*	*1,21%*	*1,21%*
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*	-	-
Poletaev Maksim Vladimiroch	*Irkutsk, Russia*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*	-	-
Prutkovskiy Vasiliy Borisovich	*Moscow,Russia*	*The person is the "Irkut Corporation" Board of Directors' member*	*27.06.2006*	-	-
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*	-	-
Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*	-	-
Vasilenko Sergey Ivanovich	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*	-	-
Veprev Aleksandr Ivanovich	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*	-	-
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*	-	-
Kobzev Viktor Anatolievich	*Russia, Taganrog*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*	-	-
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the*	*06.09.2004*	-	-

		"Irkut Corporation" Executive Committee' member			
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*	-	-
Chirikov Vladimir Lvovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*25.11.2004*	-	-
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*25.11.2004*	-	-
Close Joint Stock Company "Itela"	*Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*12.11.2001*	-	-
Close Joint Stock Company "Experimental Design Bureau "Russian avionics"	*Russia, 140160, Moscow region, Zhukovsky, LII Gromova*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*15.08.1999*	-	-
Close Joint Stock Company "BETA IR"	*Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*	-	-
Close Joint Stock Company "Techservisavia"	*Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*	-	-
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex in the	*Russia, 347923, Rostovskaya oblast, Taganrog,*	*The Joint Stock Company has the right to command*	*16.12.1994*	-	-

name of Beriev"	*pl. Aviatorov 1*	*more than 20 percent of total voting power, fallen to the voting shares of the legal person*			
Public Limited Company "Hydroaviasalon"	*Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*15.11.1995*		
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.07.2002*		
Close joint stock company " Company"FTC"	*Russia, 125047, Moscow, 6, 1-st Tverskaya-Yamskaya Str.*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*23.04.2003*	*20.45%*	*20.45%*
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prosp, 68*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*20.04.2004*	-	-
Public limited company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*29.04.2004*	-	-
Public limited company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*17.03.2004*	-	-
Public limited company "Irkut – StankoService"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*29.04.2004*	-	-
Public limited company "Irkut	*Russia, 664020,*	*The Joint Stock*	*26.08.2004*	-	-

– TNP"	*Irkutsk, ul.Novatorov 11A*	*Company has the right to command more than 20 percent the authorized capital of the legal person*				
Public limited company "Printing-house Irkut"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*29.04.2004*		-	-
Public limited company "Network company "Irkut"	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*28.05.2004*		-	-
Public limited company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*07.07.2004*			
Public limited company "Irkut-TEKS"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*17.05.2004*			
Public limited company Sanatorium-dispensary "Irkut"	*Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person.*	*12.04.2004*			
Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN"	*Russia, 664020, Irkutsk, ul. Makarenko, 6*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person.*	*16.02.2004*			
Public limited company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*20.07.2004*		-	-
Reductive Joint Stock Beriev Irkut Seaplane S.A.S.	*6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*25.02.2005*			

Limited liability company Hotel "ORION "	*Russia, 664020, Irkutsk, ul. Sibirskih partisan 20A*	*The Joint Stock Company has the right to command more than 20 percent the authorized capital of the legal person*	*18.05.2005*		
Close Joint Stock Company "Irkut Indastry"	*Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*24.05.2004*	-	-

Changes in Irkut Corporation's Affiliated persons list during period: since 01.04.2006 till 30.06.2006

1	Content of Change	Date of change	Date of alteration in Affiliated persons list
	The person lost the ground due to it was recognized as affiliated.	08.06.2006	08.06.2006

Information on Affiliated person before changing					
Close Joint Stock Company "ATS-32"	Russia, 664020, Irkutsk, 98, Mira str.	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	03.06.1992	-	-
Information on Affiliated person after changing					
The Joint Stock Company hasn't recognized as affiliated person.					

2	Content of Change	Date of change	Date of alteration in Affiliated persons list
	The person lost the ground due to it was recognized as affiliated.	27.06.2006.	27.06.2006

Information on Affiliated person before changing					
Ponomarev Aleksey Konstantinovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member of the Joint Stock Company.	24.06.2005	-	-
Information on Affiliated person after changing					
The person isn't recognized as affiliated person.					

3	Content of Change	Date of change	Date of alteration in Affiliated persons list
	The person lost the ground due to it was recognized as affiliated.	27.06.2006.	27.06.2006

Information on Affiliated person before changing					
The person wasn't recognize as affiliated person.					
Information on Affiliated person after changing					
Prutkovskiy Vasiliy Borisovich	Russia, Moscow	The person is the "Irkut Corporation" Board of Directors' member of the Joint Stock Company.	27.06.2006	-	-

Calculation of the estimation of the net asset value

Calculation of the estimation of the net asset value of a Irkut Corporation

Name of Parameter	At the end of the accounting period (RUR thousand) **30.09.2005**	At the end of the accounting period (RUR thousand) **31.12.2005**	At the end of the accounting period (RUR thousand) **31.03.2006**	At the end of the accounting period (RUR thousand) **30.06.2006**
I. Assets				
1. Fictitious assets	819 606	833 898	824 450	811 385
2. Fixed assets	3 260 658	3 257 239	3 280 158	3 250 458
3. Incompleted construction	934 121	996 452	558 719	627 286
4. Profitable investments in tangible assets	0	0	0	0
5. Long-term and short-term financial investments <1>	3 814 685	3 596 486	3 499 400	3 624 601
6. Other fixed assets <2>	2 859 292	2 735 973	2 494 584	2 511 978
7. Reserves	6 089 109	8 909 216	9 611 010	12 045 736
8. Value added tax for acquired values	865 442	1 163 641	1 058 520	1 271 793
9. Debit indebtedness <3>	9 495 338	8 372 682	12 376 823	12 867 878
10. Financial assets	559 486	2 941 452	568 807	2 300 324
11. Other receivables	105	105	105	105
12. Total of assets included in calculations (sum of parameters 1-11)	**28 697 842**	**32 807 144**	**34 272 577**	**39 311 545**
II. Liabilities				
13. Long-term obligations for loans and credits	18 789 913	16 449 936	17 064 714	19 765 132
14. Other long-term obligations <4>, <5>	351 874	461 075	631 073	714 421
15. Short-term obligations for loans and credits	574 730	884 146	1 348 564	1 371 324
16. Credit indebtedness	4 839 255	10 477 507	10 344 769	10 654 897
17. Indebtedness on income payments to participants (constitutors)'	5 035	5 041	5 039	3 891
18. Reserves for deferred charges	113 489	98 711	90 433	66 796
19. Other short-term obligations <5>	0	0	0	0
20. Total of liabilities included in calculations (sum of parameters 13-19)	**24 674 296**	**28 376 416**	**29 484 592**	**32 576 461**

21. Net asset value of the joint-stock company (total of assets included in calculations (it. 12) minus total of liabilities include in calculations (it. 20)).	**4 023 546**	*4 430 728*	**4 787 985**	**6 735 083**

<1> Except for the included into actual expenses cost of redemption of stock from shareholders.

<2> Including the amount of deferred tax actives.

<3> Except for indebtedness of participants (constitutors) on contributions into the charter capital.

<4> Including the amount of the deferred tax liabilities.

<5> In the information on the size of other long-term and short-term obligations the amounts of reserves created in the established order in connection to contingent liabilities and with discontinuantion of activities are presented.

Security Form for Stock Exchanges

(for the RTS stock exchange)
May 05, 2006

1. General information

1.1.	Full name of the Declarant (according to the Charter)	Open Joint stock company "Irkut Corporation"
1.2.	Full name of the Issuer (according to the Charter)	Open Joint stock company "Irkut Corporation" Irkut Corporation
1.3.	Person in charge of the Declarant	*The Head of Corporate Finance department* *Ulyanova D.S.*
1.4.	Contact information	*(495)777-21-01* *dasha@irkut.com*

2.1. General characters of the security

2.1.1.	Full and short name of the Issuer (according to the Charter)	Open Joint stock company "Irkut Corporation" Irkut Corporation
2.1.2.	Place of registration	Moscow (Russia)
2.1.3.	Sort and type of the security	Ordinary name Share
2.1.4.	Face value	3 (three) rubles
2.1.5.	Form of issuing	Non - documentary
2.1.6..	Date and number of State registration	15.08.02 №-03-00040-A
2.1.7.	Quantity of securities Total amount of the issue	978 131 612 (shares) 2 934 394 836 (rubles)
2.1.8.	Information about Report on the issue results' registration	Date of the registration (third issue): 10.08.02 (FCSM of RF) Date of the registration (additional issue 001D): 02.07.04 (FCSM of RF) Date of the registration (additional issue 001D): 12.01.06 (FSFR of RF)
2.1.9.	ISIN codes	

3. Information on the Issuer

3.1.	State Registration certificate	State registration number: 1023801428111 Date of the State Registration: 19.09.2002 State authority, which Registered the Company : tax inspectorate ("Leninskiy okrug" branch in Irkutsk, Russia) State Registration certificate number: series 38 №000300173
3.2.	Quantity of the shareholders	***3 089*** ***(by the date 15.03.06)***
3.3.	***The share of one affiliated person***	CJSC "FTK Company" - 20,45% (by the date 15.03.06)
3.4.	Net assets value	4 787 985 thous. RUR. (by the date 31.03.06)
3.5.	Charter capital	2 934 394 836 (rubles) divided into 978 131 612 shares, nominal value of 3 rubles each .
3.6.	Quantity of declared equities	none
3.7.	Field of activity	Helicopter, airplane and other aircraft production: 35.30.3 ***other:*** 28.75.12 28.61 28.11 28.62 51.70 52.63 63.12 29.12.1 22.22 74.40
3.8.	Identification taxpayer number	3807002509
3.9.	Appointment and the name of the head of the Issuer	The President Demchenko Oleg Fedorovich
3.10.	Legal address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1
3.11.	Post address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1
3.12.	Name of the Board of Directors' Chairman	Fedorov Alexey Innokentievich
3.13.	Appointment and the name of the person, responsible for stock market information	*The Head of Corporate Finance department* *Ulyanova D.S.* *(495)777-21-01* *dasha@irkut.com*
3.14.	Information about branches	*Branch:* 664020, Russia, Irkutsk, ul. Novatorov 3. *representative office:*

		347922, Russia, Taganrog, ul. Shmitda 16.
3.15.	Bank details	Settlement account: 40702810000000038600 at Limited liability company NKO "MRP", Moscow Correspondent account 30103810600000000658 BIC 044585658 TIN 3807002509 KPP 997850001
3.16.	Contact information	(495) 221-36-38, 777-21-01 ext. 75-95 / 75-51
3.17	e-mail	*dasha@irkut.com*
3.18	Web site	www.irkut.com

4. Information on the issues of securities

4.1. Total amount of the shares:

	quantity	rubles
ordinary	978 131 612	2 934 394 836
preference	-	-
Charter capital value		2 934 394 836

4.2. Information on the registered issues:

	Issue	Date	State registration number	Quantity of the shares in the issue		Face value
				ordinary	preference	
1.	Primary issue	11.03.1993г.	34-1П-0223	690 875	-	0,8
2.	Second issue	15.03.1999г.	1-02-00040-A	790 361 000	-	0,8
3.	Third issue	15.08.2002г.	1-03-00040-A	791 051 875	-	3,0
4.	Additional issue (001-D)	06.02.2004г.	1-03-00040-A	87 894 653	-	3,0
5.	Additional issue (002-D)	29.09.2005	1-03-00040-A	99 185 084		3,0
Total quantity of shares outstanding				**978 131 612**		-

4.3. Other information

Primary issue, Second issue are annulled because of converting into third issue.

5. Information on registrar

5.1.	Full and short mane, according to the Charter	Opened Joint stock company "Registrator R.O.S.T."; JSC "Registrator R.O.S.T."
5.2.	License number	10-000-1-00264 dated 03.12.2002
5.3.	Appointment and the name of the head of the Registar	The General director Giznenko O.M.
5.4.	Legal address	107996, Moscow, Stromynka str., 18, bld. 13
5.5.	Information on the Agreement with the Issuer	Agreement for register keeping № 2614 dated 21.09.2005
5.6.	Bank details	Settlement account: 40701810700001401238 At the Closed Joint stock company "Raiffeisen Bank Austria" , Moscow Correspondent account: 30101810200000000700 BIC 044525700 TIN 7726030449 KPP 771801001
5.7.	Post address	107996, Moscow, Stromynka str., 18, p/b 9
5.8.	Contact information	tel. (495) 771-7335, fax (495) 771-7334
5.9.	E-mail	rost@rrost.ru

Security Form
(for the MICEX stock exchange)

May 05, 2006

1. General information

1.1.	Full name of the Declarant (according to the Charter)	Open Joint stock company "Irkut Corporation"
1.2.	Full name of the Issuer (according to the Charter)	Open Joint stock company "Irkut Corporation" Irkut Corporation
1.3.	Person in charge of the Declarant	Daria Sergeevna Uliyanova Head of Corporate Finance Department
1.4.	Contact information	*(095)777-21-01* *dasha@irkut.com*
1.5.	Web site	*www.irkut.com*

2. General characters of the security

2.1.	Short name of the Issuer (according to the Charter)	Open Joint stock company "Irkut Corporation" Irkut Corporation
2.2.	Sort and type of the security	Ordinary name Share
2.3.	Face value	3 (three) rubles
2.4.	Form of issuing	Non - documentary
2.5.	Date and number of State registration	15.08.02 №-03-00040-A
2.6.	UID of the issue	none
2.7.	Number of issue	Third
2.8.	Quantity of securities Total amount of the issue	978 131 612 (shares) 2 934 394 836 (rubles)

3. Information on the Issuer

3.1.	State Registration certificate	State registration number: 1023801428111 Date of the State Registration: 19.09.2002 State authority, which Registered the Company : tax inspectorate ("Leninskiy okrug" branch in Irkutsk, Russia) State Registration certificate number: series 38 №000300173
3.2.	Charter capital	***2 934 394 836 (rubles)***

	value	
3.3.	Quantity of the shareholders	***3 089*** (by the date 15.03.06)
3.4.	***Quota of voting shares***	100%
3.5.	***Shares owned by Government of RF***	0
3.6.	Field of activity	Helicopter, airplane and other aircraft production: 35.30.3 Other: 28.75.12 28.61 28.11 28.62 51.70 52.63 63.12 29.12.1 22.22 74.40
3.7.	OKPO code	07504910
3.8.	Date of making entry in register of juristic persons	19.09.2002
3.9.	KPP/TIN	3807002509/ 997850001
3.10.	Appointment and the name of the head of the Issuer	The President Oleg Fedorovich Demchenko
3.11.	Legal address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1
3.12.	Post address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1
3.13.	Name of the Board of Directors' Chairman	Alexey Innokentievich Fedorov
3.14.	Appointment and the name of the person, responsible for stock market information	Daria Sergeevna Uliyanova Head of Corporate Finance Department Tel.: (095) 221-36-38, 777-21-01, ext. 7595 *dasha@irkut.com*
3.15.	Information about branches	*Branch:* 664020, Russia, Irkutsk, ul. Novatorov 3. *representative office:* 347922, Russia, Taganrog, ul. Shmitda 16.
3.16.	Bank details	Settlement account: 40702810000000038600 at Limited liability company NKO "MRP", Moscow Correspondent account 30103810600000000658 BIC 044585658 TIN 3807002509 KPP 997850001
3.17.	Contact	(495) 221-36-38, 777-21-01 ext. 75-95 / 75-51

	information	
3.18.	e-mail	*dasha@irkut.com*
3.19.	Web site	www.irkut.com

4. Information on the issues of securities

4.1. Total amount of the shares:

	quantity	rubles
ordinary	878 946 528	2 636 839 584
preference	-	-
Charter capital value		2 636 839 584

4.2. Information on the registered issues:

	Issue	Date	State registration number	Quantity of the shares in the issue		Face value
				ordinary	preference	
1.	Primary issue	11.03.1993г.	34-1П-0223	690 875	-	0,8
2.	Second issue	15.03.1999г.	1-02-00040-А	790 361 000	-	0,8
3.	Third issue	15.08.2002г.	1-03-00040-А	791 051 875	-	3,0
4.	Additional issue (001-D)	06.02.2004г.	1-03-00040-А	87 894 653	-	3,0
5.	Additional issue (002-D)	29.09.2005	1-03-00040-А	99 185 084		3,0
Total quantity of shares outstanding				**978 131 612**		-

4.3. Other information

Primary issue, Second issue are annulled because of converting into third issue.

5. Information on registrar

5.1.	Full and short mane, according to the Charter	Opened Joint stock company "Registrator R.O.S.T."; JSC "Registrator R.O.S.T."
5.2.	License number	10-000-1-00264 dated 03.12.2002
5.3.	Appointment and the name of the head of the Registar	The General director Giznenko O.M.
5.4.	Legal address	107996, Moscow, Stromynka str., 18, bld. 13
5.5.	Information on the Agreement with the Issuer	Agreement for register keeping № 2614 dated 21.09.2005

5.6.	Bank details	Settlement account: 40701810700001401238 At the Closed Joint stock company "Raiffeisen Bank Austria" , Moscow Correspondent account: 30101810200000000700 BIC 044525700 TIN 7726030449 KPP 771801001
5.7.	Post address	107996, Moscow, Stromynka str., 18, p/b 9
5.8.	Contact information	tel. (495) 771-7335, fax (495) 771-7334
5.9.	E-mail	rost@rrost.ru

Report on the Issuer's Compliance with Norms of Corporate Behavior

Corporate Behavior Report

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)
3nd Q 2005

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 22 dated 29.06.2005.
2.	There should at least 1 independent directors on the board of directors of the issuer, which have to meet the following requirements: is not an officer or employee of the issuer at the moment of election nor within 3 years prior to the election; is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; is not a spouse, parent, child, brother or sister of the officers of the issuer; is not affiliated with the issuer or with its affiliates; is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer;	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, Minutes № 20 dated 06.07.2004 Independent directors: Poletaev M.V. Ponomarev A.K. Chemezov. S.V.

	is not a representative of the state; is not a member of the board of directors of the issuer for more than 5 years.		
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer). The assessment of the auditor's reports, prepared by the audit committee, should be presented at the annual shareholder's meeting.	Observed fully	The Board of directors session Minutes № 1 dated 24.06.2005, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Poletaev M. V. The members are: Federov A. I. The Committee's competence is determined by Regulation on Audit, Information and Shareholders' relations Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter, clause 18, item 18.5; Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the	Observed fully	Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)

	disclosure of which may render material effect on the market value of the securities of the issuer.		
6.	The board of directors of the issuer has to approve the document which is determine internal control of the financial and economic activity of the Company. Separate department should do this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
7.	An announcement about the forthcoming general meeting of shareholders should be made 30 days prior the date it is to be held, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
8.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10; (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)
Year 2005

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18,

			item 18.6; General shareholder meeting Minute № 22 dated 29.06.2005.
2.	There should at least 1 independent directors on the board of directors of the issuer, which have to meet the following requirements: is not an officer or employee of the issuer at the moment of election nor within 3 years prior to the election; is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; is not a spouse, parent, child, brother or sister of the officers of the issuer; is not affiliated with the issuer or with its affiliates; is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; is not a representative of the state; is not a member of the board of directors of the issuer for more than 5 years.	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, Minutes № 20 dated 06.07.2004 Independent directors: Poletaev M.V. Ponomarev A.K. Chemezov. S.V.
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the	Observed fully	The Board of directors session Minutes № 1 dated 24.06.2005, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Poletaev M. V. The members are: Federov A. I.

	basis of objective reasons than only of independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer). The assessment of the auditor's reports, prepared by the audit committee, should be presented at the annual shareholder's meeting.		The Committee's competence is determined by Regulation on Audit, Information and Shareholders' relations Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter, clause 18, item 18.5; Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
6.	The board of directors of the issuer has to approve the document which is determine internal control of the financial and economic activity of the Company. Separate department should do this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
7.	An announcement about the forthcoming general meeting of shareholders should be made 30	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation

	days prior the date it is to be held, if the legislation does not stipulate a longer period.		General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
8.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10; (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004).

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

1 Q 2006

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 24 dated 20.03.2006.
2.	There should at least 1 independent directors on the board of directors of the issuer, which have to meet the following requirements: is not an officer or employee of	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, Minutes № 20 dated 06.07.2004

	the issuer at the moment of election nor within 3 years prior to the election; is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; is not a spouse, parent, child, brother or sister of the officers of the issuer; is not affiliated with the issuer or with its affiliates; is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; is not a representative of the state; is not a member of the board of directors of the issuer for more than 5 years.		Independent directors: Poletaev M.V. Ponomarev A.K. Chemezov. S.V. Lyamtsev E.V.
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer). The assessment of the auditor's reports, prepared by the audit committee, should be presented at the annual shareholder's meeting.	Observed fully	The Board of directors session Minutes № 1 dated 24.06.2005, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Poletaev M. V. The members are: Federov A. I. The Committee's competence is determined by Regulation on Audit, Information and Shareholders' relations Irkut Corporation Committee (Approved by the

			Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter, clause 18, item 18.5; Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
6.	The board of directors of the issuer has to approve the document which is determine internal control of the financial and economic activity of the Company. Separate department should do this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
7.	An announcement about the forthcoming general meeting of shareholders should be made 30 days prior the date it is to be held, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
8.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the	Observed fully	The Charter, clause 25, item 25.10; (approved by General shareholder meeting,

	shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.		Minutes № 20 dated 06.07.2004)

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)
2 Q 2006

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 26 dated 20.06.2006.
2.	There should at least 1 independent directors on the board of directors of the issuer, which have to meet the following requirements: is not an officer or employee of the issuer at the moment of election nor within 3 years prior to the election; is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; is not a spouse, parent, child, brother or sister of the officers of the issuer; is not affiliated with the issuer or	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, Minutes № 20 dated 06.07.2004 Independent directors: Poletaev M.V. Chemezov. S.V. Lyamtsev E.V. Vlasov V.I. Pogosyan M.A. Fedorov A.I. Tsivilev S.V.

	with its affiliates; is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; is not a representative of the state; is not a member of the board of directors of the issuer for more than 5 years.		
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer). The assessment of the auditor's reports, prepared by the audit committee, should be presented at the annual shareholder's meeting.	Observed fully	The Board of directors session Minutes № 1 dated 16.06.2006, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Poletaev M. V. The members are: Federov A. I. The Committee's competence is determined by Regulation on Audit, Information and Shareholders' relations Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of	Observed fully	The Charter, clause 18, item 18.5; Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)

	the issuer and on sale and (or) purchasing of securities of the issuer.		
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
6.	The board of directors of the issuer has to approve the document which is determine internal control of the financial and economic activity of the Company. Separate department should do this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
7.	An announcement about the forthcoming general meeting of shareholders should be made 30 days prior the date it is to be held, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
8.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10; (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)

Information on substantial facts

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON ACCURAL OR PAID SECURITIES INCOME and INFORMATION ON ISSUER'S DISCHARGE OF OBLIGATIONS TO SECURITIES HOLDERS"

1. General information:

1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	0600040A23082005, 0900040A23082005

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities:

ordinary registered non-documentary shares

2.2. State registration number of the issue (additional issue) and state registration date: ***1-03-00040-A, 15.08.2002***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on dividend payment: ***General shareholders meeting***

2.5. Date of decision on dividend payment: ***24.06.2005***

2.6. Date of Issuer's authority meeting minute, where the decision on bond coupon (interest rate) amount determination was made: ***29.06.2005.***

2.7.Total amount of dividends, subject to be paid for Issuer's shares of certain issue (series) and dividend amount per one share: ***87 894 652,8 Rubles, 0,10 rubles per share***

Interest amount income and other income, subject to be paid for one Issuer's bond of certain issue (series): coupon yield, subject to be paid for the first coupon per one bond is 43,58 Rubles.

2.8. Method of income payments for Issuer's securities (money, other property): ***money (Rubles of Russian Federation).***

2.9. Date, when obligation of paying Issuer's security income (dividend per shares, income per bonds) have to be executed, if the Issuer have to execute it obligation during certain period – expiry date of this period: ***not later than 23.08.2005***

2.10. Total amount of dividends, paid for Issuer's shares of certain series: ***87 349 963,9 Rubles.***

2.11. Content of Issuer's obligation, and amount of this obligation (money mean) if this is money obligation or it could be evaluated in money: ***Dividends payment for the shares, total amount of payment – 87 349 963,9 rubles; 0,10 rubles per share***

2.12. The fact of obligation executing or obligation non-executing (Issuer's default) by the Issuer: ***the obligation does not executed fully.***

2.13.If Issuer's obligation did not execute – the reason for non-executing, for money obligation or for obligation which could be evaluated in money – amount of this obligation (amount of non-executed obligation): ***the obligation does not executed fully (for 544 689,1 rubles) because some shareholders did not come to the pay desk to receive dividends.***

3. Sign

3.1. The president ______________ (sign) **Demchenko O.F.**

3.2. Date "23" August 2005

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON APPROVAL DECISION ABOUT SECURITIES ISSUE BY ISSUER"S AUTHORITY"

1. General information:

1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	*1100040A16082005*

2. Content of substantial fact:
2.1. The Issuer's authority, which approved the decision on additional security issue: Irkut Corporation Board of Directors
2.2. Date of the Issuer's authority meeting: *August 16, 2005*
2.3. Date of the Issuer's authority meeting minute: *Minute № 2 dated as of August 16, 2005*
2.4. Kind, category (type), series and other identification properties of registered securities: *ordinary registered non-documentary shares*
2.5. Quantity of securities to be distributed and nominal value of each security: *120 824 363 shares, nominal value is 3 rubles per share.*
2.6. The method of distribution of securities and list of potential buyers if there is a closed subscription: *closed subscription, list of potential buyers – LLC "EADS";*
shareholders of ordinary shares, who voted "AGAINST" or didn't vote re "Increasing Irkut Corporation Charter capital" by issuing additional shares by closed subscription, have preferential right to buy the additional issue shares. List of persons who have preferential right was prepared as for the date of increasing charter capital decision was made – June 24, 2005 (further the "List").
2.7. Distributing price of shares or the procedure of it determination:
Distributing price for the shares will be determined and approved by Irkut Corporation Board of Directors during the period: since state registration date till date of distribution start.
Distributing price for the shares for persons who have preferential right of buying shares will be determined and approved by Irkut Corporation Board of Directors during the period: since state registration date till date of sending notification about preferential right realization to persons included in the List of persons, who have the preferential right of buying shares.

2.2.9. The period of distribution or the procedure of it determination:

The procedure of date of distribution start determination:

The Issuer determines date of distribution start after state registration date.
The information about date of distribution start has to be published:
- on the news tape (AK&M or Interfax) not later than 5 days before date of distribution start
- on the Issuer's web site (www.irkut.com) not later than 4 days before date of distribution start
The Issuer determines the date of distribution start with following condition: the period for preferential right realization has to finish early than securities distribution period.
If the Issuer decides to change date of distribution start, It has to publish such kind of information
- on the news tape (AK&M or Interfax) not later than 5 days before date of distribution start
- on the Issuer's web site (www.irkut.com) not later than 4 days before date of distribution start not later than 1 day before this date comes.
At the same time the Issuer is not allowed to start the distribution before two weeks since state registration information disclosure and since providing access to this information for all potential buyers.
Information have to be disclosed in accordance with the Federal law "On securities market", with statutory acts of Federal executive authority of security market, with Decision on security issue (item 11) and with Prospectus on securities (item 2.9.).

Two weeks periods starts since publishing information in the "Gazeta" newspaper.

The procedure of date of distribution end determination:

The date of distribution end is the earlier from two dates:

- *Date of the last share distribution*
- *40th day since date of distribution start*

At the same time the date of distribution end has to be earlier than 1 year since state registration of the issue date.

2.9. Other conditions of securities distribution:

Method of payment for distributing shares:
Shares should be paid by money of Russian Federation at the moment of transaction.

2.10. Fact of State registration of Prospectus of securities in accordance with Issuer's wish and presence of the fact that Issuer assumes obligations of information disclosure during issue process: ***state registration of Prospectus of securities is does under the Russian Federation Law.***

3. Sign

3.1. Corporate finance Vice president ________________ **Eliseev D.A.**
(sign)

power of attorney № 28 dated 15.08.2005
3.2. Date "4" October 2005

1. General information:

1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin, "Delo" newspaper (Irkutsk)*
1.9. The ID of substantial fact	*0600040A22092005, 0900040A22092005*

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities:

Certificated interest bearing non-convertible bearer bonds of A03 series with mandatory centralized custody (further "Bond")

2.2. State registration number of the issue (additional issue) and state registration date: ***4-03-00040-A, 14.07.2005***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on bond coupon (interest rate) amount determination: ***interest rate is determined according Security issue Decision and Prospectus of securities, which were approved by Irkut Corporation Board of Directors, Minute № 9, dated April 21, 2005. First coupon is 8,74% annually was approved by individual executive – the President of Irkut Corporation, Praecipe № 71, dated 22.09.2005. according to the Securities issue Decision interest rate for second, third, forth, fifth, sixth, seventh, eighth, ninth and tenth coupon is set as a first coupon interest rate (8,74%).***

2.5. Date of decision on bond coupon (interest rate) amount determination: *22.09.2005*

2.6. Date of Issuer's authority meeting minute, where the decision on bond coupon (interest rate) amount determination was made: *22.09.2005.*

2.7.Total amount of interest yield or other income, subject to be paid for Issuer's bonds of certain issue (series):
Interest rate for the first coupon is 8,74% annually, money mean is 43,58 Rubles per bond, total amount of coupon yield, subject to be paid for the first coupon is 141 635 000 Rubles.

2.8. Method of income payments for Issuer's securities (money, other property): ***money (Rubles of Russian Federation).***

2.9. Date, when obligation of paying Issuer's security income (dividend per shares, income per bonds) have to be executed, if the Issuer have to execute it obligation during certain period – expiry date of this period: ***23.03.2006***

2.10. Total amount of interest yield or other income, paid for Issuer's bonds of certain series: ***0 Rubles.***

2.11. Content of Issuer's obligation, and amount of this obligation (money mean) if this is money obligation or it could be evaluated in money: ***Interest rate for the first coupon determination, total amount of payment – 141 635 000 Rubles.***

2.12. The fact of obligation executing or obligation non-executing (Issuer's default) by the Issuer: ***the Issuer's obligation to determine interest rate for the first coupon completed.***

2.13.If Issuer's obligation did not execute – the reason for non-executing, for money obligation or for obligation which could be evaluated in money – amount of this obligation (amount of non-executed obligation): ***this fact does not exist.***

3. Sign

3.1. Corporate finance Vice president ____________ **(sign)** **Eliseev D.A.**

power of attorney № 28 dated 15.08.2005

3.2. Date "22" March 2006

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON THE END OF SECURITY DISTRIBUTION"

2. The content of substantial fact.

2.1.1. Kind, category (type), series and other identification properties of registered securities: ***Certificated interest bearing non-convertible bearer bonds of A03 series with mandatory centralized custody (further the "Bond")***
2.1.2. Maturity date: ***1 820th day since the fist day of bonds distributions***
2.1.3. State registration ID of the issue and State registration date: ***4-03-00040-A, 14.07.2005.***
2.1.4.State authority which made State registration of the issue: ***Federal services for security market***
2.1.5. Nominal value of each security: ***1 000 rubles per bond.***
2.1.6. The method of distribution of securities: ***opened subscription***
2.2. Date of actual security distribution start: ***22nd of September 2005***
2.3.Date of actual security distribution end: ***22nd of September 2005***
2.4. Quantity of distributed securities: ***3 250 000 bonds***
2.5. The part of distributed securities (compared with amount of securities to be distributed): ***100%***
2.6. The actual price of distributed securities and quantity of securities distributed for each distributed price:
the price for one bond is – 1 000 rubles;
the quantity of shares distributed for 1 000 rubles is 3 250,000 bonds
2.7. Method of payment for securities: ***all bonds were paid by money***
2.8. Information on transactions with interested parties and large-scale transactions, which were made during securities distribution, and information on Issuer authority approval of such kind of transactions or about the absence of this approval:
no transaction was made

3. Sign

3.1. Corporate finance Vice president ________________ ***(sign)*** ***Eliseev D.A.***

power of attorney № 28 dated 15.08.2005
3.2. Date "22" September 2005

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON ISSUER'S SECURITIES ISSUE"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:.	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	*0500040A04102005*

2. Content of substantial fact:

2.2. Information on the State Registration of Report of the issue (additional issue):

2.2.1. Kind, category (type), series and other identification properties of registered securities: ***ordinary registered non-documentary shares***

2.2.2. Maturity date: ***non***

2.2.3. State registration number and state registration date: ***№ 1-03-00040-A-002D; 29th of September 2005.***

2.2.4.State authority which made State registration of the issue: ***Federal services for security market***

2.2.5. Quantity of securities to be distributed and nominal value of each security: ***99 185 084 shares, nominal value is 3 rubles per share.***

2.2.6. The method of distribution of securities and list of potential buyers if there is a closed subscription: ***closed subscription, list of potential buyers – LLC "EADS";***
shareholders of ordinary shares, who voted "AGAINST" or didn't vote re "Increasing Irkut Corporation Charter capital" by issuing additional shares by closed subscription, have preferential right to buy the additional issue shares. List of persons who have preferential right was prepared as for the date of increasing charter capital decision was made – June 24, 2005 (further the "List").

2.2.7. Information on providing the shareholders or other persons with opportunity of preferential right of buying securities: ***shareholders of ordinary shares, who voted "AGAINST" or didn't vote re "Increasing Irkut Corporation Charter capital" by issuing additional shares by closed subscription, have preferential right to buy the additional issue shares. List of persons who have preferential right was prepared as for the date of increasing charter capital decision was made – June 24, 2005.***
Every person, included in the List have the right to fulfill the preferential right fully or partly. At the same time such person is allowed buy shares, but not more, than pro pata amount he (she) had as for the date of increasing charter capital decision was made – June 24, 2005.
Period of preferential right validity - 45 days since of sending a notification about preferential right realization to persons included in the List.

2.2.8. Distributing price of shares or the procedure of it determination:
Distributing price for the shares will be determined and approved by Irkut Corporation Board of Directors during the period: since state registration date till date of sending notification about preferential right realization to persons included in the List.

2.2.9. The period of distribution or the procedure of it determination:

The Issuer determines date of distribution start after state registration date.
The information about date of distribution start has to be published:
- on the news tape (AK&M or Interfax) not later than 5 days before date of distribution start
- on the Issuer's web site (www.irkut.com) not later than 4 days before date of distribution start
The Issuer determines the date of distribution start with following condition: the period for preferential right realization has to finish early than securities distribution period.
If the Issuer decides to change date of distribution start, It has to publish such kind of information
- on the news tape (AK&M or Interfax) not later than 5 days before date of distribution start
- on the Issuer's web site (www.irkut.com) not later than 4 days before date of distribution start
not later than 1 day before this date comes.
At the same time the Issuer is not allowed to start the distribution before two weeks since state registration information disclosure and since providing access to this information for all potential buyers.

Information have to be disclosed in accordance with the Federal law "On securities market", with statutory acts of Federal executive authority of security market, with Decision on security issue (item 11) and with Prospectus on securities (item 2.9.).
Two weeks periods starts since publishing information in the "Gazeta" newspaper.

The procedure of date of distribution end determining:

The date of distribution end is the earlier from two dates:
- *Date of the last share distribution*
- *40th day since date of distribution start*

At the same time the date of distribution end has to be earlier than 1 year since state registration of the issue date.

2.2.10. Fact of State registration of Prospectus of securities at the same time with State registration of the issue: ***State registration of Prospectus was at the same time with State registration of the issue***

2.2.11. The procedure of access to the Prospectus of the issue information:
the Issuer publish text of the registered Prospectus of the issue and the Decision of the issue on the website (www.irkut.com) within 3 days after receiving notification about state registration of the issue.
Since information on Prospectus of the issue State registration is published, all interested people may get the copy of Prospectus of the issue by the price not exceeded costs for documents making
(the address is Irkut Corporation, 125315. Moscow, Leningradskiy prospect, 68, bld. 1.)

2.2.12. Financial consultant's signature of Report of the issue: ***Financial consultant did not signature the Report of the issue.***

3. Sign

3.1. Corporate finance Vice president ______________ *(sign)* *Eliseev D.A.*

power of attorney № 28 dated 15.08.2005
3.2. Date "4" October 2005

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Commersant" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	*1000040A12102005*

2. Content of the substantial fact:
2.1. Kind of the General Meeting: a special meeting: ***extraordinary***
2.2. Mode of the shareholders' Meeting holding: ***absentee voting***
2.3. Date and place of the General Meeting holding: ***the last date of receiving voting ballots – October 5, 2005; the address for sending voting ballots – 664020, Irkutsk, Novatorov str., 3, Irkut Corporation***
2.4. The quorum at the General Meeting:

The quorum of General Meeting is 602 405 625 (68,54 %). There is a quorum for the meeting.

2.5. The matters put to the vote and voting results thereof:
Approval of amendments into the Charter of Irkut Corporation.
Voting results: FOR – 99,88%
AGAINST – 0,10%
ABSTAIN – 0,01%

The decision was approved by majority of votes.
2.6. Wording of decisions, approved by General shareholders meeting:
to approve following amendments into the Irkut Corporation Charter:

1. Item 18.3.

To delete the subparagraph № 18.
Numbering is the same.
The subparagraph № 35 rename into paragraph 37.
To add subparagraph 35:

"Decision approval (instruction distributing) about voting procedure on the general shareholders meeting of subsidiaries with the agenda concerns liquidation and reorganization of such subsidiaries"

To add subparagraph 36:
"Decision approval in accordance with bankruptcy legislation, except decisions, which have to be approved by the Issuer or Issuer's authority in accordance with bankruptcy legislation, and except the decisions which have to be approved by General shareholder meeting "

To add subparagraph 1 in the item 18.12:

Board of Directors decisions:
- Concerning questions pointed in subparagraphs 35, 36 of item 18.3 (Article 18);
- About recommendations on dividend amount and payment procedure, if total amount will exceed net profit amount (calculated on IFRS financial statements for appropriate reporting period);
- About approval the agenda for General shareholders meeting with the questions concerning bankruptcy, which have to be approved by the General shareholders meeting in accordance with bankruptcy legislation.
- About approval the agenda for General shareholders meeting with the questions pointed in subparagraph 3 of item 12.3 (Article 12) of the Charter. These decisions have to be approved by 90% majority voting of Board of Directors members"

2. In item 21.4:

The paragraph 9 word in following redaction:

To appoint persons who represents the Issuer on the subsidiaries and dependents general shareholder meeting, to give this persons voting instructions for voting on subsidiaries and dependents general shareholder meeting in accordance with paragraph 35 of item 18.3 Issuer's Charter. The Issuer's representative may vote for questions pointed in paragraph 35 of item 18.3 Issuer's Charter only in accordance with Board of Directors decisions.

3. Sign

3.1.Corporate Finance Vice-President ____________ *Eliseev D.A.*

(sign)

power of attorney № 28 dated 15.08.2005

3.2. Date "12" October 2005

DISCHARGE OF OBLIGATIONS TO SECURITIES HOLDERS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin, "Delo" newspaper (Irkutsk)*
1.9. The ID of substantial fact	*0600040A02112005, 0900040A02112005*

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities:

Certificated interest bearing non-convertible bearer bonds of A02 series with mandatory centralized custody (further "Bond")

2.2. State registration number of the issue (additional issue) and state registration date: ***4-02-00040-A, 14.07.2005***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on bond coupon (interest rate) amount determination: ***interest rate is determined according Security issue Decision, which were approved by Irkut Corporation Board of Directors, Minute № 5, dated September 11, 2002. Sixth coupon rate is 16% annually, The last day of sixth coupon is the same as maturity date for the bonds.***

2.5. Date of decision on bond coupon (interest rate) amount determination: ***11.09.2002***

2.6. Date of Issuer's authority meeting minute, where the decision on bond coupon (interest rate) amount determination was made: ***11.09.2002.***

2.7.Total amount of interest yield or other income, subject to be paid for Issuer's bonds of certain issue (series): ***total amount of coupon yield, subject to be paid for the first coupon is 1 619 670 000 Rubles, including amount of sixth coupon yield - 119 670 000 and nominal value extinguishment amount – 1 500 000 000 rubles.***

Interest yield amount and other income, subject to be paid for one Issuer's bond of certain issue (series): coupon yield, subject to be paid for the first coupon per one bond is 79,78 Ruble, nominal value amount subject to be paid for one bond is 1 000 rubles.

2.8. Method of income payments for Issuer's securities (money, other property): ***money (Rubles of Russian Federation).***

2.9. Date, when obligation of paying Issuer's security income (dividend per shares, income per bonds) have to be executed, if the Issuer have to execute it obligation during certain period – expiry date of this period: ***02.11.2005***

2.10. Total amount of interest yield or other income, paid for Issuer's bonds of certain series: ***1 619 670 000 Rubles, including amount of sixth coupon yield - 119 670 000 and nominal value extinguishment amount – 1 500 000 000 rubles.***

2.11. Content of Issuer's obligation, and amount of this obligation (money mean) if this is money obligation or it could be evaluated in money: ***Coupon yield payment for the sixth coupon, total amount of payment – 119 670 000 Rubles, payment per bond – 79,78 Rubles. Nominal value extinguishment amount – 1 500 000 000 rubles and 1 000 rubles per one bond.***

2.12. The fact of obligation executing or obligation non-executing (Issuer's default) by the Issuer: ***the obligation executed fully.***

2.13.If Issuer's obligation did not execute – the reason for non-executing, for money obligation or for obligation which could be evaluated in money – amount of this obligation (amount of non-executed obligation): ***this fact does not exist.***

3. Sign

3.1. Corporate finance Vice president ____________ **Eliseev D.A.**

(sign)

power of attorney № 28 dated 15.08.2005

3.2. Date "2" November 2005

1. General Information:

1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Commersant" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	0800040A10012006

2. Content of substantial fact:

2.1. Type, kind, series and other characteristics of securities: ***ordinary nominal non-documentary shares.***

2.2. The aim of preparing List of shareholders: ***to prepare the list of persons to be entitled to participate at the extraordinary shareholders' meeting***

2.3. Date of the list of persons to be entitled to participate at the General shareholders' meeting making: ***18th of January 2006***

2.4. Date and number of the Board of directors meeting minute, where the decision about date of List of shareholders: to prepare the list of persons to be entitled to participate at the General shareholders' meeting was made:

Minute № 8 dated 05.01.2006

33. Sign

3.1. Corporate finance Vice president ____________ **(sign)** **Eliseev D.A.**

power of attorney № 28 dated 15.08.2005

3.2. Date "10" January 2006

"INFORMATION ON ISSUER'S SECURITIES ISSUE"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin, "Delo" newspaper (Irkutsk)*
1.9. The ID of substantial fact	0500040A—09112005

2. Content of substantial fact:

2.4. Information on the State Registration of Report of the issue (additional issue):

2.4.1. Kind, category (type), series and other identification properties of registered securities: ***Certificated interest bearing non-convertible bearer bonds of A03 series with mandatory centralized custody (further "Bond")***

2.4.2. The expiry date: ***1 820th day since the first day of distribution***

2.4.3. State registration ID of the issue and State registration date: ***№ 4-03-00040-A; 14th of July 2005.***

2.4.4. State authority which made State registration of the issue: ***Federal services for security market***

2.4.5. Total amount of distributed securities and nominal value of each security: ***3 250 000 bond, nominal value is 1 000 per bond***

2.4.6.The part of distributed securities (compared with amount of securities to be distributed): ***100%***

2.4.7. The method of distribution of securities: ***opened subscription***

2.4.8. Date of actual security distribution start: ***22nd of September 2005***

2.4.9. Date of actual security distribution end: ***22nd of September 2005***

2.4.10. Date of Report of securities state registration: ***3rd of November 2005***

2.4.11. State authority, which made State registration of Report of securities: ***Federal services for security market***

2.4.12. Fact on the Prospectus of securities registration at the same time with issue state registration: ***the Prospectus of securities was registered at the same time with issue's registration.***

2.4.13. The procedure of access to the Report of the issue information (if The Prospectus of securities was registered): ***the Issuer publish text of the registered Report of the issue on the website (www.irkut.com) within 3 days after receiving the notification about state registration of Report of the issue. This text has to be available on the website of the Issuer (www.irkut.com) during 6 months since it published in the Internet.Since information on Report of the issue State registration is published, all interested people may get the information included in Report of the issue at the following address:Irkut Corporation, 125315. Moscow, Leningradskiy prospect, 68, bld. 1.Since information on Report of the issue State registration is published, all interested people may get the copy of Report of the issue by the price not exceeded costs for documents making (the address see above)***

2.4.14. Financial consultant's signature of Report of the issue: ***Financial consultant did not signature the Report of the issue.***

3. Sign

3.1. Corporate finance Vice president ____________ *Eliseev D.A.*

(sign)

power of attorney № 28 dated 15.08.2005

3.2. Date "9" November 2005

"INFORMATION ON THE END OF SECURITY DISTRIBUTION"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin.*

2. The content of substantial fact.

2.1.1. Kind, category (type), series and other identification properties of registered securities: ***ordinary registered non-documentary shares***
2.1.2. Maturity date: ***is not determined for securities oh this issue***
2.1.3. State registration ID of the issue and State registration date: ***№ 1-03-00040-A-002D; 29th of September 2005.***
2.1.4.State authority which made State registration of the issue: ***Federal services for security market***
2.1.5. Nominal value of each security: ***3 rubles per share.***
2.1.6. The method of distribution of securities: ***closed subscription***
2.2. Date of actual security distribution start: ***25th of November 2005***
2.3.Date of actual security distribution end: ***19th of December 2005***
2.4. Quantity of distributed securities: ***99 185 084 shares***
2.5. The part of distributed securities (compared with amount of securities to be distributed): ***82,09%***
2.6. The actual price of distributed securities and quantity of securities distributed for each distributed price:
the price for one share is – 19 rubles 13 kopecks,
the quantity of shares distributed for 19,13 rubles is 99 185 084 shares
2.7. Method of payment for securities: ***all shares was paid by money***

2.8. Information on transactions with interested parties and large-scale transactions, which were made during securities distribution, and information on Issuer authority approval of such kind of transactions or about the absence of this approval: ***no transaction was made***

3. Sign

3.1. Corporate finance Vice president ____________ ***Eliseev D.A.***
(sign)

power of attorney № 28 dated 15.08.2005
3.2. Date "21" December 2006

"INFORMATION ON ISSUER'S SECURITIES ISSUE"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	***0500040A17012006***

2. Content of substantial fact:

2.4. Information on the State Registration of Report of the issue (additional issue):

2.4.1. Kind, category (type), series and other identification properties of registered securities: ***ordinary registered non-documentary shares***

2.4.2. State registration ID of the issue and State registration date: ***№ 1-03-00040-A-002D; 29th of September 2005.***

2.4.3.State authority which made State registration of the issue: ***Federal services of security market***

2.4.4. Number of distributed securities and nominal value of each security: ***99 185 084 shares, nominal value is 3 rubles per share.***

2.4.5. The part of distributed securities (compared with amount of securities to be distributed): ***82,09%***

2.4.6. The method of distribution of securities: ***closed subscription***

2.4.7. Date of actual security distribution start: ***25th of November 2005***

2.4.8.Date of actual security distribution end: ***19th of December 2005***

2.4.9. Date of State Registration of Report of the issue: ***12th of January 2006***

2.4.10.State authority which made State registration of Report of the issue: ***Federal services of security market***

2.4.11. Fact on the Prospectus of securities registration at the same time with issue state registration: **the Prospectus of securities was registered at the same time with issue's registration.**

2.4.12. The procedure of access to the Report of the issue information: ***the Issuer publish text of the registered Report of the issue on the website (www.irkut.com) within 3 days after state registration of Report of the issue. This text has to be available on the website of the Issuer (www.irkut.com) during 6 months since it published in the Internet. Since information on Report of the issue State registration is published, all interested people may get the information included in Report of the issue at the following address:***
Irkut Corporation, 125315. Moscow, Leningradskiy prospect, 68, bld. 1.
Since information on Report of the issue State registration is published, all interested people may get the copy of Report of the issue by the price not exceeded costs for documents making (the address see above)

2.4.13. Financial consultant's signature of Report of the issue: ***Financial consultant did not signature the Report of the issue.***

3. Sign

3.1. Corporate finance Vice president ____________ **(sign)** **Eliseev D.A.**

power of attorney № 28 dated 15.08.2005
3.2. Date "17" January 2006

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	**0800040A06032006**

2. Content of substantial fact:
2.1. Type, kind, series and other characteristics of securities: ***ordinary nominal non-documentary shares***.
2.2. The aim of preparing List of shareholders: ***to prepare the list of persons to be entitled to participate at the General shareholders' meeting***
2.3. Date of the list of persons to be entitled to participate at the General shareholders' meeting making: ***15th of March 2006***
2.4. Date and number of the Board of directors meeting minute, where the decision about date of List of shareholders: to prepare the list of persons to be entitled to participate at the General shareholders' meeting was made: ***Minute № 11 dated 06.03.20063.***

Sign3.1. The President ________________ ***(sign)*** ***Demchenko O.F.***

3.2. Date "6" March 2006

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	***0600040A23032006, 0900040A23032006***

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities:
Certificated interest bearing non-convertible bearer bonds of A03 series with mandatory centralized custody (further "Bond")

2.2. State registration number of the issue (additional issue) and state registration date: ***4-03-00040-A, 14.07.2005***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on bond coupon (interest rate) amount determination: ***interest rate is determined according Security issue Decision and Prospectus of securities, which were approved by Irkut Corporation Board of Directors, Minute № 9, dated April 21, 2005. First coupon is 8,74% annually was approved by individual executive – the President of Irkut Corporation, Praecipe № 71, dated 22.09.2005. according to the Securities issue Decision interest rate for second, third, forth, fifth, sixth, seventh, eighth, ninth and tenth coupon is set as a first coupon interest rate (8,74%).***

2.5. Date of decision on bond coupon (interest rate) amount determination: ***22.09.2005***

2.6. Date of Issuer's authority meeting minute, where the decision on bond coupon (interest rate) amount determination was made: ***22.09.2005.***

2.7.Total amount of interest yield or other income, subject to be paid for Issuer's bonds of certain issue (series): ***total amount of coupon yield, subject to be paid for the first coupon is 141 635 000 Rubles.***
Interest amount income and other income, subject to be paid for one Issuer's bond of certain issue (series): coupon yield, subject to be paid for the first coupon per one bond is 43,58 Rubles.

2.8. Method of income payments for Issuer's securities (money, other property): ***money (Rubles of Russian Federation).***

2.9. Date, when obligation of paying Issuer's security income (dividend per shares, income per bonds) have to be executed, if the Issuer have to execute it obligation during certain period – expiry date of this period: ***23.03.2006***

2.10. Total amount of interest yield or other income, paid for Issuer's bonds of certain series: ***141 635 000 Rubles.***

2.11. Content of Issuer's obligation, and amount of this obligation (money mean) if this is money obligation or it could be evaluated in money: ***Coupon yield payment for the first coupon, total amount of payment – 141 635 000 Rubles, payment per bond – 43,58 Rubles.***

2.12. The fact of obligation executing or obligation non-executing (Issuer's default) by the Issuer: ***the obligation executed fully.***

2.13.If Issuer's obligation did not execute – the reason for non-executing, for money obligation or for obligation which could be evaluated in money – amount of this obligation (amount of non-executed obligation): ***this fact does not exist.***

3. Sign

3.1. Corporate finance Vice president ________________ (sign) **Eliseev D.A.**

power of attorney № 28 dated 15.08.2005
3.2. Date "23" March 2006

INFORMATION ON SUBSTANTIAL FACT
INFORMATION ON THE FACTS WHICH MAY AFFECT ON GROWTH / DECREASE OF THE ASSETS VALUE MORE THAN ON 10%

1. General information:

1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Commersant" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	0200040A04042006

2. Content of substantial fact:

2.1. Fact which affect on growth / decrease of the assets value more than on 10%
according to the existing contracts the shipment wasn't done, as a consequence of this goods in process' costs were increased.
2.2. The date of which affect on growth / decrease of the assets value more than on 10% appearing: ***31st of March 2006***
2.3. Assets value by the end of period of report (year, quarter) preceding the period of report (year, quarter), when this fact emerged:

on the date 01.01.2005 – 27 220 886 thousand rubles
on the date 30.09.2005 – 28 697 842 thousand rubles

2.4. Assets value by the end of period of report (year, quarter) when this fact emerged:
on the date 31.12.2005 – 32 807 144 thousand rubles

2.5. Assets value changing (absolute value)
as compared with quarter preceding the period of report (30.09.2005): 4 109 302 thousand rubles
as compared with the begging of the period of report (01.01.2005): 5 586 258 thousand rubles

2.5.1. Assets value changing (percentage):

as compared with quarter preceding the period of report (30.09.2005): 14,3%
as compared with the begging of the period of report (01.01.2005): 20,5%

3. Sign

3.1. Corporate finance Vice President ______________ (sign) **Eliseev D.A.**

3.2. Date "4" April 2006

3.3. Chief accountant ______________ (sign) **Smekhov S.K.**

3.4. Date "4" April 2006

INFORMATION ON SUBSTANTIAL FACT

INFORMATION ON THE INDIVIDUAL TRANSACTIONS WHICH SCALE OR PROPERTY PRICE MAKE UP 10% AND MORE OF THE ASSETS VALUE

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Commersant" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	0400040A05042006

2. Content of substantial fact:

2.1. Transaction type and object: ***Loan***
2.2. Content of transaction, including setting up, changing and stopping of civic rights and responsibilities, in which this transaction is directed to: ***loan transaction***
2.3. Time for performance of liability: ***09.04.2009***
2.3.1. Transaction parties and beneficiary: borrower – Irkut Corporation, creditor – PLLC ***«Moscow River B.V.»***
2.3.2. Transaction amount (money means and share of assets value): ***125 000 000 USD, which come to 10,6% assets value.***
2.4. Assets value by the end of period of report (year, quarter) preceding the period when transaction was made and the period when financial statements (according to the Russian accounting system) was made: ***asset value on the date 31.12.2005 was 32 807 144 000 rubles.***
2.5. Transaction date: ***05.04.2006***
2.6. Information on transaction approval, if this transaction is a large-scale transaction or transaction with interested party: ***no.***

3. Sign

3.1. Corporate finance Vice President ______________ **Eliseev D.A.**
power of attorney № 28 dated 15.08.2005
(sign)

3.2. Date "5" April 2006

3.3. Chief accountant ______________ **Smekhov S.K.**
(sign)

3.4. Date "5" April 2006

1. General information:

1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Commersant" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	0800040A03052006

2. Content of substantial fact:

2.1. Type, kind, series and other characteristics of securities: ***ordinary nominal non-documentary shares.***

2.2. The aim of preparing List of shareholders: ***to prepare the list of persons to be entitled to participate at the annual General shareholders' meeting***

2.3. Date of the list of persons to be entitled to participate at the General shareholders' meeting making: ***28th of April 2006***

2.4. Date and number of the Board of directors meeting minute, where the decision about date of List of shareholders: to prepare the list of persons to be entitled to participate at the General shareholders' meeting was made:

Minute № 13dated 03.05.2006

3. Sign

3.1. Acting President
Corporate economy Vice President ____________ (sign) **Chirikov V.L.**
3.2. Date "3" May 2006

1. General information:		
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*	
1.2. Short Issuer's Company name:	*"Irkut" Corporation*	
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*	
1.4. Issuer's OGRN:	*1023801428111*	
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*	
1.6. Unique Issuer's Code given by the registering body:	*00040-A*	
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com	
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Gazeta" newspaper, Bulletin.*	*Supplement to the FSFR RF*
1.9. The ID of substantial fact	***1000040A05052006***	

2.1. Kind of the General Meeting: a special meeting: **extraordinary**

2.2. Mode of the shareholders' Meeting holding: ***absentee ballot (with preliminary direction of bulletins for voting)***

2.3. Date and place of the General Meeting holding: ***28th April, 2006***

2.4. The quorum at the General Meeting

The quorum of General Meeting: 734 503 169 (75.09%) from the General number of votes belonging to shareholders – owners of voting shares, who participated in the General shareholders' Meeting. A quorum is sufficient for bringing decisions on all the matters on the agenda.

2.5. The matters put to the vote and voting results thereof:

2.5.1. To approve large-scale transaction - to allow executing body to increase overall limit of credits in Sberbank of Russia for executing of commission contract concluded between State Corporation "Rosoboronexport" and Irkut Corporation under agreement between Government of Russian Federation and Government of Republic of India dated 4th of October, 2000, financing of current activity and refinancing of debts under credits on the security of the right of the requirement under commission contracts concluded between State Corporation "Rosoboronexport" and JSC Irkut Corporation under Agreement between Government of Russian Federation and Government of Republic of India dated 4th of October, 2000, up to 554 millions US dollars.

VOTING RESULTS:
FOR the decision – ***96,7105%***,
AGAINST the decision - ***0,0000%***,
ABSTAINED from voting – ***0,0042%***,
Ballot-papers with are acknowledged invalid - ***0,0288%***
THE DECISION was taken by a majority vote.

2.6. **The decisions approved by General shareholder meeting.**

2.6.1.To agree with executing body to increase overall limit of credits in Sberbank of Russia for executing of commission contract concluded between State Corporation "Rosoboronexport" and Irkut Corporation under agreement between Government of Russian Federation and Government of Republic of India dated 4th of October, 2000, financing of current activity and refinancing of debts under credits on the security of the right of the requirement under commission contracts concluded between State Corporation "Rosoboronexport" and JSC Irkut Corporation under Agreement between Government of Russian Federation and Government of Republic of India dated 4th of October, 2000, up to 554 millions US dollars

2.6.2. To approve signing of opening back-up line Agreement with Sberbank RF. Amount of back-up line – 45 million USD, for the period – 5 years, interest - 8,5% per year

dated 4th of October, 2000 every quarter.

2.6.3. To approve signing of opening back-up line Agreement with Sberbank RF. Amount of back-up line – 130 million USD, for the period – 3 years, interest - 8,5% per year with making payments under commission contracts concluded between State Corporation "Rosoboronexport" and JSC Irkut Corporation under Agreement between Government of Russian Federation and Government of Republic of India dated 4th of October, 2000 every quarter.

3. Sign

Acting President ______________________ **(sign)** **Chirikov V.L.**

Praecipe № 199k dated 28.04.2006
Date "5" May 2006

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	*open joint-stock company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation*
1.3. Issuers address:	*129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13*
1.4. Issuer's OGRN:	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	*"Commersant" newspaper, Supplement to the FSFR RF Bulletin.*
1.9. The ID of substantial fact	**1000040A27062006**

2.1. Kind of the General Meeting: a special meeting: *Annual*
2.2. Mode of the shareholders' Meeting holding: ***Meeting in form of united presence (with preliminary direction of bulletins for voting)***
2.3. Date and place of the General Meeting holding: 16***th June, 2006 at the address 664020, Irkutsk, 3 Novatorov st., office of IAZ administration***
2.4. The quorum at the General Meeting

The quorum of General Meeting: 823 628 597 that makes 84.2043 % from the General number of votes belonging to shareholders – owners of voting shares, who participated in the Annual General shareholders' Meeting. A quorum is sufficient for bringing decisions on all the matters on the agenda.

2.5. The matters put to the vote and voting results thereof:
2.5.1. Approval of annual report, annual accounting report (including profit and loss statement (profit and loss accounts) of Irkut Corporation, and profit distribution, including dividend payment (announcement), except profit which was distributed as dividends as per the results of 1st quarter, half year, 9 month of 2005) and loss of Irkut Corporation as per the 2005results.

VOTING RESULTS:
FOR the decision – 91,4561%,
AGAINST the decision - 0,6829%,
ABSTAINED from voting – 5,6214%,
Ballot-papers with 0 (0,0%) are acknowledged invalid.
Votes which didn't participate in the voting – 0,4759%
THE DECISION was taken by a majority vote.

2.5.2. Election of the Corporation Board of Directors' members
AGAINST the decision - 14 625 votes, which makes 0%,
ABSTAINED from voting – 471361 votes, which makes 0,07%
Ballot-papers with 0 (0,0%) are acknowledged invalid.
Votes which didn't participate in the voting – 14 854, which makes 0,00%
THE DECISION was taken by a majority vote.

VOTING RESULTS: Name of candidate to the Board of Directors and number of votes that makes FOR the decision:

№	*Name of the Candidate*	*Cumulative votes*
1.	*Arutunov N. B.*	*545 889 784*
2.	*Bezverkhiy V.B.*	*726 316 154*
3.	*Vlasov V.I.*	*780 755 698*
4.	*Demchenko O.F.*	*727 005 631*
5.	*Dudchenko V.V.*	*4 630 807*

6.	*Klementiev A.N.*			*46 256 775*
7.	*Kovalkov V.V.*			*734 186 091*
8.	*Lyamtsev E.V.*			*708 381 443*
9.	*Pogosyan M.A.*			*942 904 173*
10.	*Poletaev M.V.*			*726 312 154*
11.	***Prutkovskiy V.B.***			*691 109 944*
12.	*Fedorov A.I.*			*736 539 817*
13.	*Tsivilev A.I.*			*726 237 154*
14.	*Chemezov S.V.*			*733 036 512*

AGAINST the decision - 500 478 cumulative votes
ABSTAINED from voting – 50 761 645 cumulative votes
Votes which didn't participate in the voting – 159 788 970 cumulative votes
THE DECISION was taken by a majority vote.

2.5.3. Election to the Irkut Corporation audit commitment members

№	*Name of the Candidate*	*For*	*Against*	*Abstain*
1	Brushkov K.V.	*699011378 / 86,3927%*	*5625000 / 0,6952%*	*85820791 / 10,6068%*
2	*Emel'yanov N.E.*	*699011878 / 86,3928%*	*5625000 / 0,6952%*	*85820291 / 10,6067%*
3	*Kanashenok V.V.*	*699011878 / 86,3928%*	*5625000 / 0,6952%*	*85820291 / 10,6067%*
4	*Ionushas V.V.*	*699011878 / 86,3928%*	*5625000 / 0,6952%*	*85820291 / 10,6067%*
5	*Petrov M.V.*	*699011878 / 86,3928%*	*5625000 / 0,6952%*	*85820291 / 10,6067%*

Votes which didn't participate in the voting – 4 048 529 (0,5004%)

2.5.4. Approval of the candidate to be assigned Irkut Corporation auditor
FOR the decision - 86,6498%
AGAINST the decision - 0,6829%
ABSTAINED from voting – 10,4198%
Votes which didn't participate in the voting – 0,4744%
THE DECISION was taken by a majority vote.

2.5.5.The decisions approved by General shareholder meeting.

2.5.1.To approve annual report, annual accounting report (including profit and loss statement (profit and loss accounts) of Irkut Corporation, and profit distribution, including dividend payment (announcement), except profit which was distributed as dividends as per the results of 1st quarter, half year, 9 month of 2005) and loss of Irkut Corporation as per the 2005results.

2.5.2. To elect following candidates into Irkut Corporation Board of Directors:

№	*Name of the Candidate*
1.	*Bezverkhiy V.B.*
2.	*Vlasov V.I.*

3. *Demchenko O.F.*

4. *Kovalkov V.V.*

5. *Lyamtsev E.V.*

6. *Pogosyan M.A.*

7. *Poletaev M.V.*

8. ***Prutkovskiy V.B.***

9. *Fedorov A.I.*

10. *Tsivilev A.I.*

11. *Chemezov S.V.*

2.5.3. To elect following candidates into Irkut Corporation audit commitment members

Brushkov K.V.
Emel'yanov N.E.
Kanashenok V.V.
Ionushas V.V.
Petrov M.V.
2.5.4. To approve CJSC "Gorislavtsev and C" as Irkut Corporation Auditor.

3. Sign

Corporate Finance Vice-President ____________________ **Eliseev D.A.**
(sign)

power of attorney № 28 dated 15.08.2005
Date "27" June 2006

Information send to shareholders

Voting paper № 1

Irkut Corporation

Extraordinary General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 15 March 2006 year, 14.00 local time.
Place of the meeting (holding): 125315, Russia, Moscow, Leningradskiy prospect, 68
Mailing address (for sending filled voting papers): 107996, Moscow, Stromynka str., 18, building 13, post office box 9, OJS Company «R.O.S.T. Registrar» or 664020, Russia, Irkutsk, Novatorov str. 3, OJS Company «R.O.S.T. Registrar»

Personal account number:________________

____

Name of the owner / name and surname of the shareholder

Quantity of the votes which enable the shareholder to vote at extraordinary General shareholders meeting using this voting paper is:______________________________

The voting question	Decision		*This part has to be filled in if a shareholder bought equities after record date – January 18, 2006.*
Pre-term stopping Irkut Corporation Board of Directors power	To stop ahead of schedule Board of Directors power.	**FOR**	
		AGAINST	
		ABSTAIN	

Shareholder's signature (plenipotentiary) ________________ /______________________________/

(Surname and initials)

*Proxy voting information** ____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

The voting question:
2. Irkut Corporation Board of Directors election.

The quantity of votes for this question is: 11 should multiply the quantity of votes shareholder has.

The decision: To elect following members of Irkut Corporation Board of Directors.		For Voting		
	Candidate's name			
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				***ABSTAIN FOR ODY***
11				
12			**AGAINST EVERYBOD Y**	

Shareholder's signature (plenipotentiary) ________________ /__________________________/
(Surname and initials)

*Proxy voting information** ____

Filling in voting paper rules (*cumulative voting*):

You should choose only one variant of voting except voting with shares that you have bought after the record date.
If you vote "FOR" you should indicate number of shares that you give to the candidate. You may give all of your votes for one person or divide its for many.
Strike out incorrect variants!

Votes for all candidates mustn't exceed amount of votes for cumulative voting that you should count up before voting and indicate in this voting paper. The Board of directors consists of 11 persons. If after multiplication you have fractional amount of votes, you may give votes only for one person.

Voting paper № 1

Irkut Corporation

Extraordinary General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 05 March 2005 year, 14.00 local time.
Place of the meeting (holding): 125315, Russia, Moscow, Leningradskiy prospect, 68
Mailing address (for sending filled voting papers): 107996, Moscow, Stromynka str., 18, building 13, post office box 9, OJS Company «R.O.S.T. Registrar» or 664020, Russia, Irkutsk, Novatorov str. 3, OJS Company «R.O.S.T. Registrar»

Personal account number:________________

____

Name of the owner / name and surname of the shareholder

Quantity of the votes which enable the shareholder to vote at extraordinary General shareholders meeting using this voting paper is:____

IV.The approving of amendments to Irkut Corporation Charter

The voting question	*Variants for voting*	*This part has to be filled in if a shareholder bought equities after record date for this meeting*
1. Item 18.3. To delete the subparagraph № 18. Numbering is the same. The subparagraph № 35 rename into paragraph 37. To add subparagraph 35:	**FOR**	
	AGAINST	

"Decision approval (instruction distributing) about voting procedure on the general shareholders meeting of subsidiaries with the agenda concerns liquidation and reorganization of such subsidiaries" To add subparagraph 36: "Decision approval in accordance with bankruptcy legislation, except decisions, which have to be approved by the Issuer or Issuer's authority in accordance with bankruptcy legislation, and except the decisions which have to be approved by General shareholder meeting " To add subparagraph 1 in the item 18.12: Board of Directors decisions: - Concerning questions pointed in subparagraphs 35, 36 of item 18.3 (Article 18); - About recommendations on dividend amount and payment procedure, if total amount will exceed net profit amount (calculated on IFRS financial statements for appropriate reporting period); - About approval the agenda for General shareholders meeting with the questions concerning bankruptcy, which have to be approved by the General shareholders meeting in accordance with bankruptcy legislation. - About approval the agenda for General shareholders meeting with the questions pointed in subparagraph 3 of item 12.3 (Article 12) of the Charter. These decisions have to be approved by 90% majority voting of Board of Directors members" 2. In item 21.4: The paragraph 9 word in following redaction: To appoint persons who represents the Issuer on the subsidiaries and dependents general shareholder meeting, to give this persons voting instructions for voting on subsidiaries and dependents general shareholder meeting in accordance with paragraph 35 of item 18.3 Issuer's Charter. The Issuer's representative may vote for questions pointed in paragraph 35 of item 18.3 Issuer's Charter only in accordance with Board of Directors decisions.	**ABSTAIN**	

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Open Joint Stock Company
«Scientific Production Corporation «IRKUT»
The legal address is: Bld 1, 13, Novoalekseevskaya str.,112626, Moscow, Russia

The voting paper № 1
For voting on questions of annual general meeting, realizing in uniform the meeting of 16 July 2006.
At 13-00 (the local time)

The full name /The name of shareholder

The account number of the shareholder

The quantity of the votes

The voting question № 1: **Approval of the annual report, the annual accounting statement, including the profit and loss statement (the profit and loss accounts) of The Irkut Corporation, as well as the profit distribution during 2005 year, including the dividend disbursement, with exception of the profit, distributed as the dividends by the results of the first quarter, half year, and nine month of the year 2005, and losses of the Irkut Corporation by the results of 2005.**

Decision: Approve the annual report, the annual accounting statement, including the profit and loss statement (the profit and loss accounts) of the Irkut Corporation in the year 2005.

Attention:

The voting person has a right of the only one choice of the voting, except to the situation of voting realized by share, vested (committed) after the date of making a list of interested person the annual general meeting, or in accordance with the ADR owners' instruction.

Cross out unnecessary choice

Fills in only in case of the voting by shares, vested (committed) after the date of making a list of the persons have a rights to take part in the annual general meeting, or in accordance with the ADR owners' instruction.

If there is leave more one of the voting's variant in the voting paper, indicate quantity of the votes had given for the appropriate variant of the voting and make a check

Otherwise the voting paper declares invalid.

Variant of voiting	Check	Quantity of the votes
For		
Against		
Adstain		

Check

☐ the voting realizes in accordance with indication of the share acquirer, committed after the date of making a list of persons, having the right to take part in the annual general meeting.

☐ the voting realizes by proxy, given in the case of the shares, committed after the date of the making a list of the person, having the right to take part in the annual general meeting.

☐ the voting realizes in accordance with the ADR owners' indications.

☐ the voting realizes by the part of the shares, because of the part shares were sold after the date of making a list.

Shareholder's signature
(Shareholder's representative)

The voting paper declares invalid without signature.

Place of the meeting – 3, Novatorov str., Irkutsk, Russia, 664020
The beginning of the registration – 12-00.
Date of the meeting – 16.06.2006

The beginning of the meeting – 16.06.2006 г. в 13-00 (время местное).
The completed papers must be send on this address:
Open Joint Stock Company «Registrator «R.O.S.T.»: Post office box 9, korp 13, 18 Stromynka str., Moscow, Russia 107996
Or
3, Novatorov str., Moscow, Russia 664020 for The Open Joint Stock Company «Registrator «R.O.S.T»

Final date or the receiving of the voting paper – 13 June 2006.

Open Joint Stock Company
«Scientific Production Corporation «IRKUT»
The legal address is: Bld 1, 13, Novoalekseevskaya str.,112626, Moscow, Russia

The voting paper № 2
For voting on questions of annual general meeting, realizing in uniform the meeting of 16 July 2006.
At 13-00 (the local time)

Full name / Shareholder's name

Quantity of votes	x	Quantity of places in the Board of directors	=	Quantity of the votes for the cumulative voting
	x	11	=	

Учетный номер акционера:

The Question № 2: Election of members of the Board of directors of the Irkut Corporation.

The Decision: To elect following persons in the Board of directors:

Attention:
The voting person (the person who is voting) has a right to vote only for one choice of the voting, except to the situation of voting with shares, transferred after the record date for preparing the list of persons entitled to participate in the annual general shareholders' meeting, or in accordance with the ADR owners' instructions.
In case of «for» the voting person must indicate the quantity of the votes for the cumulative voting, had given for candidate.

He has a right to vote with all votes for the one candidate or distribute votes among all or several candidates.
Cross out unnecessary choices.

№	Candidate's name	For (quantity of the cumulative votes)
1.	Arutunov Nikolay Bagratovich	
2.	Bezverkhniy Valeriy Borisovich	
3.	Vlasov Vadim Viktorovich	
4.	Demchenko Oleg Fedorovich	

This form should be filled in case of voting by shares

Fills in only in case of the voting by shares, vested (committed) after the date of making a list of the persons have a rights to take part in the annual general meeting, or in accordance with the ADR owners' instruction.

If there are more than one voting variant in the voting paper, indicate quantity of the votes had given for the appropriate variant of the voting and make a special check.

Otherwise the voting paper declares invalid.

For (quantity of the cumulative votes)	Check	
	☐	the voting is realizing in accordance with acquirer instructions indication of the shares acquirer, transferred after the date of making a list of persons, having the right to take part in the annual general meeting.
	☐	the voting realizes by proxy, given in the case of the shares, committed after the date of the making a list of the person, having the right to take part in the annual general meeting.
		the voting realizes in accordance with the ADR owners' instructions:
	☐	the voting realizes by the part of the shares, because of the part shares were sold after the date of making a list.

5.	Dudchenko Vladimir Vladimirovich		
6.	Klementiev Aleksandr Nikolaevich		
7.	Kovalkov Vladimir Vasilievich		
8.	Lyamtsev Evgeniy Vladimirovich		
9.	Pogosyan Mikhail Aslanovich		
10.	Poletaev Maksim Vladimirovich		
11.	Prutkovskiy Vasikiy Borisovich		
12.	Fedorov Aleksey Innokentievich		
13.	Tsivilev Sergey Viktorovich		
14.	Chemezov Sergey Viktorovich		

	Check	Quantity of the votes
AGAINST THE ALL OF THE CANDIDATES		
ABSTAIN AT ALL CANDIDATES		

Total votes given for all the candidates, mustn't exceed total votes for cumulative voting having quantity at voting for cumulative voting. Quantity of the committee of directors consist of 11 person. *The crushed part of the vote, received as a result of increase the quantity of the votes shareholder owned , on the quantity of the person, who must be elected in the committee of the directors of the Irkut Corporation, may be given for the only one candidate.*

Shareholder's signature (Shareholder's representative)

The voting paper declares invalid without signature

Place of the meeting – 3, Novatorov str., Irkutsk, Russia, 664020
The beginning of the registration – 16.06.2006 12-00 (the local time).
The completed papers must be send on this address:
Open Joint Stock Company «Registrator «R.O.S.T.»: Post office box 9, korp 13, 18 Stromynka str., Moscow, Russia 107996
Or
3, Novatorov str., Moscow, Russia 664020 for The Open Joint Stock Company «Registrator «R.O.S.T»

Final date or the receiving of the voting paper – 13 June 2006.

Open Joint Stock Company
«Scientific Production Corporation «IRKUT»
The legal address is: Bld 1, 13, Novoalekseevskaya str.,112626, Moscow, Russia

Open Joint Stock Company
«Scientific Production Corporation «IRKUT»
The legal address is: Bld 1, 13, Novoalekseevskaya str.,112626, Moscow, Russia

The voting paper № 3
For voting on questions of annual general meeting, realizing in uniform the meeting of 16 July 2006.
At 13-00 (the local time)

Full name / Shareholder's name

Shareholder's account number

The quantity of the votes

The question № 3: **Electing of Irkut Corporation inspection commission members.**

The Decision: To elect following persons into the inspection commission:

Attention:

The voting person (the person who voting) has a right to vote only for one choice of the voting, except to the situation of voting with shares, transferred after the record date for preparing the list of persons entitled to participate in annual general shareholders' meeting, or in accordance with the ADR owners' instructions.
In case of «for» the voting person must indicate or distribute votes among all or several candidates.

Cross out unnecessary choices.

This form should be filled in case of voting by shares

Fills in only in case of the voting by shares transferred after the date of making a list of the persons entitled to participate in annual general shareholders' meeting, or in accordance with the ADR owners' instruction.

If there is more than one voting variant in the voting paper, please indicate quantity of the votes given for the appropriate variant of the voting and make a special check
Otherwise the voting paper declares invalid.

	Candidate's name	Variant of the voting (note)			Quantity of the votes		
		For	**Against**	**Abstain**	**For**	**Against**	**Abstain**
1.	Brushkov Kirill Valentinovich						
2.	Emeliyanov Nikolay Evgenievich						
3.	Kanashenok Vasiliy Vasilievich						
4.	Ionushas Vladislav Vladimirovich						
5.	Petrov Maksim Valerievich						

The inspection commission consists of the five person.

Check:

☐ the voting realizes in accordance with indication of the share acquirer, committed after the date of making a list of persons, having the right to take part in the annual general meeting.

☐ the voting realizes by proxy, given in the case of the shares, committed after the date of the making a list of the person, having the right to take part in the annual general meeting

☐ the voting realizes in accordance with the ADR owners' indications

☐ the voting realizes by the part of the shares, because of the part shares were sold after the date of making a list

Shareholder's signature
(Shareholder's representative)

The voting paper declares invalid without signature.
Place of the meeting – 3, Novatorov str., Irkutsk, 664020
The beginning of the registration – 16.06.2006 at 12-00 (the local time).
The beginning of the meeting – 16.06.2006 at 13-00 (local time).
The completed papers must be send on this address: Open Joint Stock Company «Registrator R.O.S.T», post office box 9, korp. 13, 18, Stromiynka str., 107996, Moscow or 3, Novatorov str., Moscow, Russia 664020 for The Open Joint Stock Company «Registrator «R.O.S.T»
Final date of the receiving of the voting papers – 13 June 2006.

Open Joint Stock Company
«Scientific Production Corporation «IRKUT»
The legal address is: Bld 1, 13, Novoalekseevskaya str.,112626, Moscow, Russia

The voting paper № 4
For voting on questions of annual general meeting, realizing in uniform the meeting of 16 June 2006.
At 13-00 (the local time)

Full name / Shareholder's name

Shareholder's account number

Quantity of the votes

The question № 4: Approving the auditor of the Irkut Corporation.

The Decision: To approve Close Joint Stock Company «The auditing company «Gorislavtsev and Co. Audit.» as auditor of the Irkut Corporation.

Attention:

The voting person (the voting who voting) has a right to vote only for one choice of the voting, except to the situation of voting with shares, transferred after the record date for preparing the list of persons entitled to participate in annual general shareholders' meeting, or in accordance with the ADR owners' instructions.
In case of «for» the voting person must indicate or distribute votes among all or several candidates.

Cross out unnecessary choices.

Variant of the voting		Check		Quantity of the votes
For				
Against				
Abstain				

This form should be filled in case of voting by shares

Fills in only in case of the voting by shares, transferred after the date of making list of persons entitled to participate in annual general shareholders' meeting, **or in accordance with the ADR owners' instruction.**

If there is leave more than one voting variant in the voting paper, indicate quantity of the votes had given for the appropriate variant of the voting and make a special check
Otherwise the voting paper declares invalid.

Check:

☐ the voting realizes in accordance with indication of the share acquirer, committed after the date of making a list of persons, having the right to take part in the annual general meeting.

☐ the voting realizes by proxy, given in the case of the shares, committed after the date of the making a list of the person, having the right to take part in the annual general meeting

☐ the voting realizes in accordance with the ADR owners' indications

☐ the voting realizes by the part of the shares, because of the part shares were sold after the date of making a list

Shareholder's signature
(Shareholder's representative)

The voting paper declares invalid without signature.
Place of the meeting – 3, Novatorov str., 664020, Irkutsk,
The beginning of the registration – 16.06.2006 at 12-00.
The beginning of the the meeting – 16.06.2006 at 13-00 (local time).
The completed papers must be send on this address: Open Joint Stock Company «Registrator R.O.S.T», post office box 9, korp. 13, 18, Stromiynka str., Moscow, 107996 or 3, Novatorov str., 664020, Moscow, Russia for The Open Joint Stock Company «Registrator «R.O.S.T»
Final date of the receiving of the papers for votes – 13 June 2006.

Irkut Corporation

The legal address is: 129626, Russia, Moscow, Novoalekseevskaya street, 13, bld. 1

Dear Shareholder!

The Irkut Corporation Board of Directors would like to inform you about following:

The Annual general shareholder meeting will take place on June 16, 2006.

Place of meeting (holding): 664020, Russia, Irkutsk, Novatorov street, 3; at the IAZ (branch of Irkut Corporation) plant management building.
Time of the meeting (holding): 13.00 (local time).
Type of the meeting: the meeting with the preliminary voting paper sending (mailing).

The Agenda of the meeting is:

1. Approval of Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2005
2. Board of Directors election
3. Auditing Committee election
4. Approval of the candidate to be assigned Irkut Corporation Auditor

The list of persons entitled to participate in extraordinary shareholder meeting will be prepared according to the closing register date – April 28, 2006.

The register – OJSC "Registrator "R.O.S.T." (107996, Russia, Moscow, Stromynka str., 18; bld. 13)
The postal address (for sending filled voting papers): 107996, Russia, Moscow, Stromynka str., 18, post office box 9; or 664020, Russia, Irkutsk, Novatorov street, 3, for OJSC "Registrator "R.O.S.T."
Voting papers which will be delivered until June 13, 2006, 17.00 local time will be taken into account.
The Shareholders, whose voting papers will be got by the Register on time, will participate in the meeting.
The registration for the meeting will start at 11.00 local time.
The Shareholder must have passport and voting papers.
The representative of the Shareholder should have power of attorney as well.
All information concerning AGM you can find at www.irkut.com (Investor relations) or you can apply to the Irkut Corporation Corporate secretary.
The addresses are: 125315, Russia, Moscow, Leningradskiy prospect, 68;
664020, Russia, Irkutsk, Gragdanskaya street, 74.

You can ask any questions by the phone:
7-495- 777-21-01

7-3952-32-23-83
7-3952-56-67-98
7-3952-56-68-31

Questions and Decisions.

1.
Q: Approval of Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2005
D: To approve Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2005

2.
Q: Board of Directors election
D: To elect following members of Irkut Corporation Board of Directors.

The quantity of votes for this question is: 11 should multiply the quantity of votes shareholder has.

Arutyunov Nikolay Bagratovich
Bezverkhniy Valeriy Borisivich
Vlasov Vadim Igorevich
Demchenko Oleg Fedorovich
Dudchenko Vladimir Vladimirovich
Klementiev Alexander Nikolaevich
Kovalkov Vladimir Vasilievich
Lyamtsev Eugeniy Vladimirovich
Pogosyan Mikhail Aslanovich
Poletaev Maxim Vladimirovich
Prutkovskiy Vasiliy Borisovich
Fedorov Alexey Innokentievich
Tsivilev Sergey Viktorovich
Chemezov Sergey Viktorovich

3.
Q: Inspection Committee election
D: To elect following members of Irkut Corporation Inspection Committee.

Brushkov Kirill Valentinovich
Emeliyanov Nikolay Evgenievich
Kanashenok Vasiliy Vasilievich
Ionushas Vladislav Vladimirovich
Petrov Maksim Valerievich

4.
Q: Approval of the candidate to be assigned Irkut Corporation Auditor
D: To approve CJSC "Gorislavtsev and C" as Irkut Corporation Auditor

Approved

Irkut Corporation Board of Directors
Minutes № 11 dated «06» March 2006r.

List of the candidates[1]

№	Name	Date of birth	% of the shares	Education	Place of employment
To the Board of Directors					
1.	Arutyunov Nikolay Bagratovich	16.04.1964		higher	NCH Advisors Company (representative office in Moscow) The Head of analytic Department
2.	Bezverkhniy Valeriy Borisivich	01.05.1959		higher	Irkut Corporation The First Vice-president Noncommercial Partnership "United Aircraft Consortium" The President
3.	Vlasov Vadim Igorevich	23.12.1964		higher	LLC "EADS" The General director
4.	Demchenko Oleg Fedorovich	13.10.1944		higher	Irkut Corporation The President OJSC "Experimental-design bureau named of Yakovlev" The General director - chief designer
5.	Dudchenko Vladimir Vladimirovich	22.08.1973		higher	NCH Advisors Company (representative office in Moscow) The Head of analytic Department
6.	Klementiev Alexander Nikolaevich	22.03.1955		higher	Sukhoi Company (JSC) The Deputy of marketing Director
7.	Kovalkov Vladimir Vasilievich	06.01.1952	0,0004 7 %	higher	IAZ – subsidiary of Irkut Corporation The General director
8.	Lyamtsev Eugeniy Vladimirovich	08.07.1970		higher	Rusregionbank (commercial bank , representative office in Moscow) The Head of stock exchange transactions Department
9.	Pogosyan Mikhail Aslanovich	18.04.1956		higher	Sukhoi Company (JSC) The General director
10.	Poletaev Maxim Vladimirovich	06.04.1971		higher	Baykalskiy Bank (Sberbank RF) Chairman of board
11.	Prutkovskiy Vasiliy Borisovich	01.11.1955		higher	Noncommercial Partnership "United Aircraft Consortium" The Vice-President
12.	Fedorov Alexey Innokentievich	14.04.1952	0,0003 5 %	higher	National enterprise "RSK "MiG" The General director - chief designer
13. 13.	Tsivilev Sergey Viktorovich	12.07.1961		higher	National enterprise "RSK "MiG" The First Deputy of the General director - chief designer
14. 14.	Chemezov Sergey Viktorovich	20.08.1952		higher	National enterprise "Rosoboronexport", The General director

№	Name	Date of birth	% of the shares	Education	Place of employment
To the Inspection Committee					
1.	Brushkov Kirill Valentinovich	25.05.1962		higher	CJSC "FTC" The Head of Department
2.	Emeliyanov Nikolay Evgenievich	14.11.1965		higher	Sukhoi Company (JSC) The legal Department Senior legal adviser
3.	Kanashenok Vasiliy Vasilievich	14.12.1963		higher	IAZ – subsidiary of Irkut Corporation The Head of property Department
4.	Ionushas Vladislav Vladimirovich	06.02.1944	0,18%	higher	IAZ – subsidiary of Irkut Corporation The Deputy of the Corporate secretary
5.	Petrov Maksim Valerievich	23.06.1976		higher	Noncommercial Partnership "United Aircraft Consortium" Legal matter Director
To approve CJSC "Gorislavtsev and C" as Irkut Corporation Auditor					

2. Irkut Corporation Board of Directors election.
The quantity of votes for this question is: 11 should multiply the quantity of votes shareholder has.

The decision: To elect following members of Irkut Corporation Board of Directors.			For Voting	
	Candidate's name			
1	Arutyunov N.B.		AGAINST EVERYBODY	ABSTAIN FOR EVERYBODY
2	Bezverkhniy V.B.			
3	Vlasov V.I.			
4	Demchenko O.F.			
5	Dudchenko V.V.			
6	Klementiev A.N.			
7	Kovalkov V.V.			
8	Lyamtsev E.V.			
9	Pogosyan M.A.			
10	Poletaev M.V.			
11	Ponomarev A.K.			
12	Fedorov A.I.			
13	Tsivilev S.V.			
14	Chemezov S.V.			
	Total Number of Votes: (not to exceed # of shares held X 11)			

Cumulative Voting Instructions
Cumulative voting is often in effect for Board/Committee member elections. Regardless of the number of candidates nominated, the number of seats for the board remains constant. In this instance, the Board of Directors will consist of 11 members. The cumulative voting formula is the number of voting rights times the number of seats. Thus, for the Irkut Corporation the formula will be, "share amount times eleven."

As an example
1. We will assume there is one vote per DR share.
2. Assume the holder has 100 DRs.
3. Assume there are 11 seats.

In this hypothetical scenario, the holder would be entitled to exercise 1,100 total voting rights (100 DRs X 11 seats = 1,100). The holder may exercise all 1,100 voting rights on one candidate or allocate the 1,100 among any number of candidates in any proportion the candidate chooses; as long as the total does not exceed the 1,100 voting rights.

☐ ▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be Indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN
1. To stop ahead of schedule Board of Directors power.	☐	☐	☐
2. To elect the following members of Irkut Corporation Board of Directors. (see above for cumulative voting).	☐	☐	☐

To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date | Share Owner sign here | Co-Owner sign here

IRKUT CORPORATION

Extraordinary General Meeting of Shareholders

March 15, 2006

Notice to Owners of American Depositary Receipts

Owners of record as of the close of business on January 18, 2006, of Level-I American Depositary Receipts IRKUT CORPORATION, issued under the Deposit Agreement dated as of September 17, 2004, among (the "Company"), The Bank of New York, as Depositary, and the Owners of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary, has received a Notice of the Extraordinary General Meeting of Shareholders to be held on March 15, 2006 in Moscow, Russia.

Pursuant to Section 4.07 of the Deposit Agreement, Owners of American Depositary Receipts are entitled, subject to any applicable provision of the laws of the Russian Federation and of the Charter of the Company, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon the written request of an Owner on such record date, received on or before 3:00 p.m. (New York time) on March 9, 2006, The Bank of New York, as Depositary, shall endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.

To include any comments, please mark this box ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return
the Proxy Card Promptly
Using the Enclosed Envelope.

☒ Votes must be indicated
(x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN
Question No 1: 1. To allow to executing body to increase overall limit of credits in Sberbank of Russia for executing of commission contract concluded between State Corporation "Rosoboronexport" and Irkut Corporation under agreement between Government of Russian Federation and Government of Republic of India dated 4th of October, 2000, financing of current activity and refinancing of debts under credits on the security of the right of the requirement under commission contracts concluded between State Corporation "Rosoboronexport" and JSC Irkut Corporation under Agreement between Government of Russian Federation and Government of Republic of India dated 4th of October, 2000, up to 554 millions US dollars.	☐	☐	☐

To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date | Share Owner sign here | Co-Owner sign here

IRKUT CORPORATION

Extraordinary General Meeting of Shareholders

April 28, 2006

Notice to Owners of American Depositary Receipts

Owners of record as of the close of business on March 15, 2006, of Level-I American Depositary Receipts IRKUT CORPORATION, issued under the Deposit Agreement dated as of September 17, 2004, among (the "Company"), The Bank of New York, as Depositary, and the Owners of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary, has received a Notice of the Extraordinary General Meeting of Shareholders to be held on April 28, 2006 in Moscow, Russia.

Pursuant to Section 4.07 of the Deposit Agreement, Owners of American Depositary Receipts are entitled, subject to any applicable provision of the laws of the Russian Federation and of the Charter of the Company, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon the written request of an Owner on such record date, received on or before 8:00 p.m. (New York time) on April 20, 2006, The Bank of New York, as Depositary, shall endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

2. Irkut Corporation Board of Directors election.
The quantity of votes for this question is: 11 should multiply the quantity of votes shareholder has.

The decision: To elect following members of Irkut Corporation Board of Directors.		For Voting		
	Candidate's name		AGAINST EVERYBODY	ABSTAIN FOR EVERYBODY
1	Arutyunov N.B.			
2	Bezverkhniy V.B.			
3	Vlasov V.I.			
4	Demchenko O.F.			
5	Dudchenko V.V.			
6	Klementiev A.N.			
7	Kovalkov V.V.			
8	Lyamtsev E.V.			
9	Pogosyan M.A.			
10	Poletaev M.V.			
11	Prutkovskiy A.K.			
12	Fedorov A.I.			
13	Tsivilev S.V.			
14	Chemezov S.V.			
	Total Number of Votes: (not to exceed # of shares held X 11)			

Cumulative Voting Instructions
Cumulative voting is often in effect for Board/Committee member elections. Regardless of the number of candidates nominated, the number of seats for the board remains constant. In this instance, the Board of Directors will consist of 11 members. The cumulative voting formula is the number of voting rights times the number of seats. Thus, for the Irkut Corporation the formula will be, "share amount times eleven."

As an example
1. We will assume there is one vote per DR share.
2. Assume the holder has 100 DRs.
3. Assume there are 11 seats.

In this hypothetical scenario, the holder would be entitled to exercise 1,100 total voting rights (100 DRs X 11 seats = 1,100). The holder may exercise all 1,100 voting rights on one candidate or allocate the 1,100 among any number of candidates in any proportion the candidate chooses; as long as the total does not exceed the 1,100 voting rights.

☐

▼ FOLD HERE AND RETURN THE FULL CARD ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be Indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN
1.	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐

To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date | Share Owner sign here | Co-Owner sign here

Questions and Decisions.

1. To approve Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2005.
2. Please see the reverse side of this card for cumulative voting instructions.

Arutyunov Nikolay Bagratovich
Bezverkhniy Valeriy Borisivich
Vlasov Vadim Igorevich
Demchenko Oleg Fedorovich
Dudchenko Vladimir Vladimirovich
Klementiev Alexander Nikolaevich
Kovalkov Vladimir Vasilievich
Lyamtsev Eugeniy Vladimirovich
Pogosyan Mikhail Aslanovich
Polataev Maxim Vladimirovich
Prutkovskiy Vasiliy Borisovich
Fedorov Alexey Innokentievich
Tsivilev Sergey Viktorovich
Chemezov Sergey Viktorovich

3. To elect following members of Irkut Corporation Inspection Committee.

Brushov Kirill Valentinovich
Emeliyanov Nikolay Evgenievich
Kanashenok Vasiliy Vasilievich
Ionushas Vladislav Vladimirovich
Petrov Maksim Valerievich

4. To approve CJSC "Gorislavtsev and C" as Irkut Corporation Auditor

IRKUT CORPORATION

Extraordinary General Meeting of Shareholders

June 16, 2006

Notice to Owners of American Depositary Receipts

Owners of record as of the close of business on April 28, 2006, of Level-I American Depositary Receipts IRKUT CORPORATION, issued under the Deposit Agreement dated as of September 17, 2004, among (the "Company"), The Bank of New York, as Depositary, and the Owners of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary, has received a Notice of the Annual General Meeting of Shareholders to be held on June 16, 2006 in Irkutsk, Russia.

Pursuant to Section 4.07 of the Deposit Agreement, Owners of American Depositary Receipts are entitled, subject to any applicable provision of the laws of the Russian Federation and of the Charter of the Company, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon the written request of an Owner on such record date, received on or before 3:00 p.m. (New York time) on June 13, 2006, The Bank of New York, as Depositary, shall endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Notification about opportunity of the realization preemptive right of the stock floatation

Dear shareholders!

In accordance with the decision of the Annual stockholders' meeting of the Irkut Corporation (hereinafter – «Company») (the minutes № 22 from 29.06.2005) the Company is increasing its authorized capital by floating of the additional issue of ordinary nominal non-documentary shares in quantity 120 824 363 (One hundred and twenty of millions and eight hundred twenty-four of thousand and three hundred sixty three) of pieces at the par value 3 (Three) of rubles for everyone (hereinafter – «Shares»), placed by closed subscription.

Official registration of the Shares' issue realized by The Federal Financial Markets Service; state registration number of the additional issue is 1-03-00040-A- 002-D; date of the state registration - 29 of September 2005. Company is notifies that you have preemptive right of distributing shares in quantity, proportionate to the quantity of shares you owned per date of making a list of the persons, having a preemptive right of buying shares – 24 June 2005.

You may realize your preemptive right fully or partly. but not more over than the quantity, proportionate to the quantity of ordinary shares you owned an accordance with shareholders' register of the Company by the date of 24 June 2005.

The highest possible amount of the shares should be determinated by following formula:

$N = A \times (120\,824\,363 / 878\,946\,528)$,

where

N – highest possible amount of the shares of the additional issue, which person may buy during realizing the preference right;

A – quantity of the ordinary shares of the Irkut Corporation, owned by person in accordance with the shareholders' register by the date when decision about placing shares of the additional issue was made – 24 June 2005;

120 824 363 – additional issue shares quantity;

878 946 528 – total quantity of the placed ordinary shares of the Irkut Corporation by the date when decision about placing shares of the additional issue was made – 24 June 2005.

In case when after calculation the quantity of shares of the additional issue, which may be acquired by person, included in the register of the persons, having preemptive rights of the shares, as a result will be fractional number, then such person has a right of the acquisition a part of share of the additional issue, is according to fractional part of the calculation number.

Fractional share gives to shareholder – the owner the rights, which shares gives (in accordance with share's category, in amount of fraction shares).

Fractional shares circulate on a par with whole shares.

Registration rights on fractional shares in the register keeping system on personal account of the registered person realize without round-up.

Fractional share should be indicated in the form of a vulgar fraction in the application (offer) for acquire of share.

Period of the realization preference right – during of 45 days of the date of sending this notification.

The order of realize preemptive right of the shares

When you decide to realize preference right of the acquisition shares, then on term at the lasted of 45 days of the date of sanding this notification about realizing such right, you should send in an application for acquisition of shares in writing form. The Original of the document confirmed payment of quantity of shares, in accordance with quantity in application should be attached.

Application submits personally (either by representative) or by courier to the addresses:

IRKUT Corporation (Corporate secretariat) 74, Grazhdanskaya str., Irkutsk, 664020 (during working days from 8.00 until 17.00 (local time);

Open Joint Stock Company «Registrator R.O.S.T», post office box 9, korp. 13, 18, Stromiynka str., Moscow, 107996 during working days from 10.00 until 15.00 (local time);

Or sending as posting to this address:

Open Joint Stock Company «Registrator R.O.S.T», post office box 9, korp. 13, 18, Stromiynka str., Moscow, 107996

Application should be received by Issuer until expiry of validity of the preference right. If 45-th day of the date of sending this notification will be holiday, then the last day of submission of the application is the first working day after indicated above date.

Application for acquiring of shares from natural person must be having following information:

- title: «Application for acquiring of shares of IRKUT Corporation in the course of realize the preference right»;
- surname, given names of the person, realizing preference right of acquisition of shares;
- identification number of taxpayer(if it had);
- place of residence of person, realizing preference right of acquisition of shares;
- passport information (series and number, authority, date of issue) of the person, realizing preference right of acquisition of shares;
- quantity of acquiring securities of additional issue;

Application should be contained following information:

- complete mailing address of person, realizing preference right of acquisition of shares;
- contact telephone number, fax number, e-mail;
- bank account number, which will be used in case of necessary pay back funds, deposited in return for securities of additional issue (or give] instruction of another way of pay back funds).

In case of signing of application by shareholder's representative, power of attorney ii due form must be attached to application.

Application for acquiring of shares from juridical person must be having following information:

- title: «Application for acquiring of shares of IRKUT Corporation in the course of realize the preference right»;
- full firm-name company, realizing preference right of acquisition of shares;
- location of company;
- number, date and place of issue of state registration certificate as an juridical person and United legal entities register;
- quantity of acquiring securities of additional issue.

The following information should be attached to application:

- full mailing address;
- bank requisites;
- post, surname, given names of head, and contact telephone number;
- e-mail (if it have), contact telephone number, fax number;
- account number of getter, which it will be used in case of necessary pay back funds, deposited in return for securities of additional issue (or give] instruction of another way of pay back funds).

You should indicate in application following information:

- copy of state registration certificate as an juridical person (notarized copy);
- document, confirmed of authorities of the head (individual executive body) juridical person acting from name of juridical person without proxy;

If the application signs by representative of juridical person, then should be necessary to give power of attorney in due form.

Submission of the application is offer, confirmed about engagement of acquiring the shares indicated in the application.

In case of:

- Application got the information, provided of the Decision about additional issue of securities and и issue prospectus;
- Application doesn't take a possibility to identify the person, which on behalf of the application will be acquired, as a person having preference right of acquiring placed securities;
- Person, realizing preference right of acquiring placed securities, don't present document, confirmed of payment of acquiring shares by way of Decision about additional issue of and issue prospectus;
- Application will be receipted by Company when the time of validity of preference right of acquiring securities of additional issue;
- Don't attach to application the original or notarized proxy, or another document confirmed representative authorities.

Company no after 5(five) working days from receiving time of the application sends notification about impossibility realize of performance right on terms, contained in application to submitted person . Company send such notification with indication of causes, in accordance with this realization of preference right are not possible.

In this case funds, transferred in return of shares, are subjected to return during 5(five) working days after the time of realizing preference right is up or submission of request about return of founds to the banking requisites , comprised in the application as requisites of person paid of shares . If the banking requisites is not comprise to application, repayment realizes by person request, having the preference right of share acquisition.

If the notification about impossibility realize or performance right receives, then person, having performance right, when the time of realizing of preference right is up, has a right to give corrected application repeatedly.

Price of the stock floatation:

Price of the stock floatation for persons who have preemptive right of buying shares is equals 19 (Nineteen) rubles and 13 (thirteen) kopecks.

Conditions and sequence for shares payment:

The securities of additional issue should be fully paid by money. Form of payment for juridical and natural persons is a cashless transfer of funds.

Currency of payment is Russian rubles.

For the payment of securities of the additional issue, ruble funds transfer by cashless on the Company's account.

Requisites for cashless transfer of funds:

Recipient: **Open Joint Stock Company «Scientific Production Corporation «IRKUT»**

Full name of the bank: *Joint Stock Commercial Saving Bank of The Russia Federation (Open Joint Stock Company).*
Short Company's name: *Sberbank of Russia OJS*
Location of the bank: *19, Vavilova str., Moscow ,117817*
Mailing address: *19, Vavilova str., Moscow ,117817*
Settlement account: *40702810100020106331*
Correspondent account: *30101810400000000225*
BIN: *044525225*

Payment of shares by non-resident regulates by current legislation of the Russian Federation. Payment of shares, placed within in limits the preference right, realizing before the submission of the written application about acquiring of placing shares.

Please contact with Company, if you have some questions, concerned with this Notification.
During working day from 10.00 until 17.00 for the following telephone numbers:

In Moscow: (095) 777-21-01, extension 75-95, 75-51
In Irkutsk: (3952) 56-68-31

President of the Open Joint Stock Company
«Scientific Production Corporation «IRKUT» Demchenko O.F.

Reports of Irkut Corporation Audit Commission and the Auditor.

REPORT
by the Audit Commission of OJSC «Corporation «Irkut»
for 2005

The work of the Audit Commission of OJSC «Corporation «Irkut» is regulated by and subject to Federal Law No. 208-FZ of December 26, 1995 "On Joint-Stock Companies", the Articles of Association of Open Joint-Stock Company (OAO) Scientific Production Corporation IRKUT (hereinafter referred to as "the Company") and the Regulations on the Audit Commission, approved by the Meeting of shareholders in the Company.
The Audit Commission has conducted an audit of the accounting statements for the year and performed financial analysis of operations of the Company in the year. For the purpose of control over financial and business operations of the Company and as planned, the Audit Commission conducted a number of audits in 2005, including:
1. Audit of generation and recognition of provisions and reserves.
2. **Analysis of financial investments.**
3. Audit of expenses out of the net income of the Company.
4. Audit of arrangements for and compliance with the due dates of dividend payments in 2004.
5. Audit of the efficiency of the internal controls to ensure the security the inventories of the Company.

The Audit Commission made the following conclusions based on its findings:
Based on the results of analysis of financial and business operations ***the Audit Commission concluded*** that, although the Company made a loss in 2005 due to decreased operating revenues, the Company possesses a sufficient margin of financial stability enabling the Company to conduct its operations for over 12 months and discharge its liabilities.
The audit of the accounting statements revealed that the results set forth in the annual accounting statements are true and accurate in all material respects.
The Audit Commission believes that for the purpose improving the efficiency of production and business operations of the Company:
√ The department of the Chief Accountant of the Corporation should tighten control over recognition of provisions and reserves in bookkeeping and tax accounting.
√ The Company should improve the performance of and reinforce control over the Company's financial investments.
√ The Company should produce a package of regulatory, organization and procedural measures to set up at Irkutsk Aviation Plant a system of internal controls to ensure inventory security and streamline inventory stock.
√ The Company should exercise continuous monitoring of the Company's expenses out of the net income with a view to optimizing them.

N.V. Ivanova
Chairman of the Audit Commission of OJSC «Corporation «Irkut»

AUDITORS' REPORT
ON FINANCIAL (ACCOUNTING) STATEMENTS

To

Shareholders in OAO Scientific Production Corporation IRKUT

The Auditor

Name: ZAO Gorislavtsev & Co. Audit

Located at: 3a, 1-st Khoroshevsky proyezd, Moscow, 125284, Russia

State registration: Certificate of registration No. 000565 series VD issued on October 27, 1997 by Moscow Registration Chamber, registered No. 001.205.133; Certificate of Entry Made to the Uniform State Register of Legal Entities series 77 No. 00721832 issued by RF Ministry of Taxation Directorate for Moscow, the entry was made on December 18, 2002 under primary state registration No. 1027700542858.

License: Auditor's license No. E 003461 dated March 04, 2003 issued by the RF Ministry of Finance, valid for 5 years.

ZAO Gorislavtsev & Co. Audit has been an active member of the Institute of Professional Auditors (IPAR, non-profit partnership) since March 19, 2002 (certificate No. 183 dated March 19, 2002 issued by the Institute of Professional Auditors (IPAR, non-profit partnership)).

Certificate of Quality of Audit Services No. 40 issued by the Institute of Professional Auditors (IPAR, non-profit partnership), valid from January 22, 2004 until January 22, 2007 as per Resolution dated January 22, 2004 by the Quality Committee of the Institute of Professional Auditors (IPAR, non-profit partnership).

Audited entity

Name: OAO Scientific Production Corporation IRKUT

Located at: 68, Leningradsky prospekt, 125315, Moscow, Russia.

State registration: registered with Ministry of Taxation Inspectorate No. 17 for North-East Administrative District of Moscow, series 77 No. 003842050 dated February 02, 2004.

We have audited the accompanying financial (accounting) statements of OAO Scientific Production Corporation IRKUT for the period from January 01 2005 until and including December 31, 2005. Financial (accounting) statements of OAO Scientific Production Corporation IRKUT consists of
the balance sheet (form No. 1);
the income statement (form No. 2);
annexes to the balance sheet and the income statement;
the notes.

Preparation and submission of these financial (accounting) statements are the responsibility of the executive body of OAO Scientific Production Corporation IRKUT. Our responsibility is to express an opinion, based on our audit, on whether these statements are truthful and accurate in all material respects and whether the accounting procedures comply with the laws of the Russian Federation.

We conducted our audit in accordance with
the Federal Law "On Auditing Activities";
the Federal Auditing Rules (Standards) ;
the Internal Auditing Rules (Standards) of the Institute of Professional Auditors (IPAR);
Regulations issued by the body having regulatory authority over the audited entity.

The audit was planned and performed so as to obtain reasonable assurance about whether the financial (accounting) statements are free of material misstatement.

The audit was performed on a test basis and included test-based examination of evidence supporting the amounts and disclosures in the financial (accounting) statements of information on the financial and business operations, an assessment of compliance with the accounting principles and rules applicable to preparation of the financial (accounting) statements, and significant estimates made by management of the audited entity, as well as evaluating the financial (accounting) statements presentation.

We believe that our audit provides a reasonable basis for our opinion on whether the financial (accounting) statements are truthful and accurate and whether the accounting procedures comply with the laws of the Russian Federation.

In our opinion the financial (accounting) statements of OAO Scientific Production Corporation IRKUT provide in all material respects a true and fair view of the financial position as of December 31, 2005 and the financial and business results for the period from January 01, 2005 until and including December 31, 2005 in compliance with the requirements of the laws of the Russian Federation applicable to preparation of financial (accounting) statements.

Our audit was regulated by and subject to Federal Law No. 129-FZ dated November 21, 1996 "On Accounting"; "Policy on Accounting and Reporting in the Russian Federation" approved by RF Ministry of Finance Order No. 34n (July 29, 1998); "Accounting Reporting of an Organization" Policy on Accounting (PBU) approved by RF Ministry of Finance Order No. 43n (July 06, 1999); RF Ministry of Finance Order No. 67n (July 22, 2003) "On Forms of Accounting Reporting of an Organization".

____________ 2006

M. M. Klopotovskaya
General Director

E. P. Trofimenko
The Audit Leader

Auditor's qualification certificate No. 040434 issued by RF Ministry of Finance (pursuant to Minutes No. 101 dated December 25, 2001 by the Central Certification, Licensing & Auditing Commission of RF Ministry of Finance) for an unlimited term.

Amendments to the Irkut Corporation Charter

1. Item 6.1.

The phrase:
" 2 636 839 584 (Two billions and six hundred thirty six millions and eight hundreds thirty nine thousand and five hundred eighty four)"
Change into:
" 2 934 394 836.00" (Two billions and nine hundred thirty four millions and three hundred ninety four thousand and eight hundred thirty six)

The phrase:
"878 946 528 (Eight hundred seventy eight millions and nine hundred forty six thousand and five hundred twenty eight)"
Change into: "978 131 612 (Nine hundred seventy eight millions and one hundred thirty one thousand and five hundred twenty eight)"

The phrase: "120 824 363 (One hundred twenty millions and eight hundred twenty four thousand and three hundred sixty three)"
Change into: " 21 639 279 (Twenty one million and six hundred thirty nine thousand and two hundred seventy nine)"

2. Item 18.3.

To delete the subparagraph № 18.

Numbering is the same.
The subparagraph № 35 rename into paragraph 37.
To add subparagraph 35:

"Decision approval (instruction distributing) about voting procedure on the general shareholders meeting of subsidiaries with the agenda concerns liquidation and reorganization of such subsidiaries"

To add subparagraph 36:
"Decision approval in accordance with bankruptcy legislation, except decisions, which have to be approved by the Issuer or Issuer's authority in accordance with bankruptcy legislation, and except the decisions which have to be approved by General shareholder meeting "

To add subparagraph 1 in the item 18.12:

Board of Directors decisions:
- Concerning questions pointed in subparagraphs 35, 36 of item 18.3 (Article 18);

- About recommendations on dividend amount and payment procedure, if total amount will exceed net profit amount (calculated on IFRS financial statements for appropriate reporting period);

- About approval the agenda for General shareholders meeting with the questions concerning bankruptcy, which have to be approved by the General shareholders meeting in accordance with bankruptcy legislation.

- About approval the agenda for General shareholders meeting with the questions pointed in subparagraph 3 of item 12.3 (Article 12) of the Charter. These decisions have to be approved by 90% majority voting of Board of Directors members"

3. In item 21.4:

The paragraph 9 word in following redaction:

To appoint persons who represents the Issuer on the subsidiaries and dependents general shareholder meeting, to give this persons voting instructions for voting on subsidiaries and dependents general shareholder meeting in accordance with paragraph 35 of item 18.3 Issuer's Charter. The Issuer's representative may vote for questions pointed in paragraph 35 of item 18.3 Issuer's Charter only in accordance with Board of Directors decisions.